UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Market Notice Dated November 11, 2019: Reply to B3 Inquiry Letter 1003/2019-SLS of November 11, 2019
2.	Market Notice Dated November 11, 2019: Resignation of board member
3.	Market Announcement Dated November 13, 2019: Reply to CVM Inquiry Letter 338/2019-CVM/SEP/GEA-1 of November 12, 2019
4.	Market Notice Dated November 13, 2019: No change in Cemig GT’s equity interest in Renova
5.	3Q19 Results – Earnings Release
6.	Presentation of 3Q19 Results
7.	Material Announcement Dated December 17, 2019: Renova files Recovery Plan
8.	Notice to Stockholders Dated December 18, 2019: Payments of Interest on Equity
9.	Material Annoucement Dated December 27, 2019: Renova obtains authorization to contract DIP loan
10.	2Q19 Financial Statements

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
By:	/s/ Maurício Fernandes Leonardo Jr.
Name: Maurício Fernandes Leonardo Júnior Title: Chief Finance and Investor Relations Officer

Date: January 6, 2020

1. MARKET NOTICE DATED NOVEMBER 11, 2019: REPLY TO B3 INQUIRY LETTER 1003/2019-SLS OF NOVEMBER 11, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Reply to B3 Inquiry Letter 1003/2019-SLS, of November 11, 2019

Inquiry by B3

Cia. Energética de Minas Gerais – CEMIG

To Mr. Maurício Fernandes Leonardo Júnior

Chief Investor Relations Officer

Subject: Request for information on news media report

Dear Sirs,

A report published by the newspaper Valor Econômico on November 11, 2019, under the headline “Cemig decides not to buy stake held by Light in Renova” states, among other matters, that Cemig has decided not to exercise its right of first refusal in the sale of the equity interest held by Light in Renova Energia, which is in the process of Judicial Recovery.

We request information/explanations on the item indicated, by November 12, 2019, including your confirmation of it or otherwise, and also any other information that is considered to be important.

Reply by CEMIG

Dear Ms. Ana Lucia da Costa Pereira,

Issuer Listing and Supervision Management Unit

B3 S.A. – Brasil, Bolsa, Balcão

Cemig (Companhia Energética de Minas Gerais) (‘Cemig’ or ‘the Company’), in response to Official Inquiry Letter 1003/2019-SLS, of November 11, 2019, reports that in the Board Meeting held on November 8, 2019, no decision was made on immediate exercise of the right of first refusal, or of joint sale, in relation to the equity interest held by Light in Renova Energia.

Under the Stockholders’ Agreement of Renova Energia, the period for this expires on November 13, 2019.

Cemig takes this opportunity to reiterate its commitment to transparency and best market practices in communication with the market, when applicable law and regulations so require.

Belo Horizonte, November 11, 2019.

Daniel Faria Costa

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. MARKET NOTICE DATED NOVEMBER 11, 2019: RESIGNATION OF BOARD MEMBER

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Resignation of board member

As part of its commitment to best corporate governance practices and in accordance with Article 151 of Law 6404 of December 15, 1976 as amended, Cemig (Companhia Energética de Minas Gerais – listed with securities traded on the exchanges of São Paulo, New York and Madrid) – hereby informs the public as follows:

•	On November 9, 2019 Cemig received from Renata Bezerra Cavalcanti a letter of resignation from membership of the Board of Directors.

Belo Horizonte, November 11, 2019

Daniel Faria Costa

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. MARKET ANNOUNCEMENT DATED NOVEMBER 13, 2019: REPLY TO CVM INQUIRY LETTER 338/2019-CVM/SEP/GEA-1 OF NOVEMBER 12, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 338/2019-CVM/SEP/GEA-1, of Nov. 12, 2019

Question asked by the Brazilian Securities Commission (CVM)

Cia. Energética de Minas Gerais – CEMIG

To Mr. Maurício Fernandes Leonardo Júnior

Chief Investor Relations Officer

Subject: Request for information on news report

Dear Sir,

We refer to the news item published on October 9, 2019, in the newspaper Valor Econômico, in the Empresas section, under the headline:

“Cemig creates subsidiary to operate in solar generation”.

We request information/explanations on this item, by November 12, 2019, including your confirmation of it or otherwise, and also any other information that is considered to be important. The report contains the following statements:

“

Cemig plans to invest approximately R$ 300 million by 2020 in the construction of solar electricity generation plants in Minas Gerais. The project will be part of a new distributed generation company which has been given the name of Cemig S!M, the creation of which was announced yesterday in Belo Horizonte. The company will have 49% of the plants and the private group Mori Energia will have 51%.

The announcement of the new company takes place on the eve of the governor of Minas Gerais state, Cemig’s controlling stockholder, announcing a plan for privatizations. The plan is expected to include the sale of Cemig, which is currently controlled by the State of Minas Gerais.

Cemig S!M is the result of bringing together two other companies of the group, Cemig GD and Efficientia. In all there will be 32 solar plants, nine already planned to start operating by the end of the year, and the rest early in 2020. They will be installed in the North and North-west Regions of the state of Minas, spread over 17 municipalities.

With estimated total installed generation capacity of 150 MW, the plants are expected to generate 300 gigawatt-hours per year. The clients, in the first phase, will be commercial and industrial companies using supply at low voltage, and will be able to save up to 18% on their purchases of energy.

By the end of the year, the investment planned by Cemig S!M is approximately R$ 200 million, possibly rising to R$ 300 million – of a total likely to be around R$ 600 million. The first part of these funds of Cemig will come from the company’s own cash position, but the directors of the company are already discussing future credit lines with banks – public and private.

We request a statement by the company on the truthfulness of this report, and if it is true, reasons why Cemig believed that this was not a matter for a Material Announcement, and also commentaries on other information considered important on the subject.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

Dear Ms. Nilza Maria Silva de Oliveira,

Company Monitoring Management Unit 1

In response to Official Inquiry Letter 338/2018-SAE, of November 12, 2019, Cemig (Companhia Energética de Minas Gerais) (‘Cemig’ or ‘the Company’), informs you that on October 8, 2019 the brand name Cemig S!M was launched, a trading name under which two pre-existing wholly-owned subsidiaries of Cemig operate: Cemig Geração Distribuída S.A. (‘Cemig GD’) and Efficientia S.A. (‘Efficientia’).

It is important to point out that no new company has been created arising from bringing together these two existing companies of the group: Cemig GD and Efficientia.

The Company further explains that, as published in item 10.8 of its 2019 Reference Form, cash injections of R$ 261.6 million are planned for the period 2019–2021, almost the entirety of this allocated for acquisition of assets already existing, especially distributed generation assets.

Thus, it can be seen that, as of today’s date, there has been no fact or event which, in the light of CVM Instruction 358/2002, could justify publication to the market of a Material Announcement about this subject.

Cemig takes this opportunity to reiterate its commitment to transparency and best market practices in communication with the market.

Belo Horizonte, November 13, 2019

Daniel Faria Costa

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. MARKET NOTICE DATED NOVEMBER 13, 2019: NO CHANGE IN CEMIG GT’S EQUITY INTEREST IN RENOVA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

No change in Cemig GT’s equity interest in Renova

In accordance with its commitment to best corporate government practices, Cemig (Companhia Energética de Minas Gerais – listed with securities traded on the stock exchanges of São Paulo, New York and Madrid) – hereby informs the CVM (the Brazilian Securities Commission), the São Paulo stock exchange (B3) and the public in general as follows:

Pursuant to the information contained in the Material Announcement published on October 15, 2019, Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’) has decided not to make any change in its stockholding interest in Renova Energia S.A. (‘Renova’).

Cemig takes this opportunity to reaffirm its commitment to transparency and best practice in publication of information to the market.

Belo Horizonte, November 13, 2019.

Daniel Faria Costa

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. 3Q19 RESULTS – EARNINGS RELEASE

PUBLICATION OF RESULTS

CEMIG REPORTS 3Q19

ADJUSTED EBITDA: R$ 984 MN

Highlights of 3Q19:

◾	Provision expense of R$ 1,182,613, for legal action on social security contributions.

◾	Capital gain on sale and restatement of holding: net R$ 224,067 (gross value R$309,144).

Indicators – GWh	3Q19	3Q18%
Electricity sold (excluding CCEE)	13,965	14,185	-1.55
Total energy carried	4,898	4,870	0.57

Indicators – R$ ‘000	3Q19	3Q18%
Sales on CCEE	9,811	29,157	-66.35
Net debt	13,613,445	13,691,017	-0.57
Gross revenue	9,179,829	9,672,241	-5.09
Net revenue	6,070,786	6,252,282	-2.9
Ebitda (IFRS)	110,281	902,311	-87.78
Adjusted Ebitda	983,750	902,311	9.03
Net profit	-281,834	244,540	—
Ebitda margin	1.81%	14.43%	-12.62 p.p.

Conference call

Publication of 3Q19 results

Webcast and Conference call

Monday, November 18, 2019, at 2:00 PM (Brasília time)

The transmission will have simultaneous translation in English and can be seen by Webcast, at http://ri.cemig.com.br, or through conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: http://ri.cemig.com.br Click on the banner and download. Available for 90 days.	Conference call – Playback: Tel: (+55-11) 2188-0400 Password: CEMIG Português Available from Nov. 18 to Nov. 24, 2019

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.: +55 (31) 3506-5024

Fax: +55 (31) 3506-5025

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer

    Maurício Fernandes Leonardo Júnior

◾	General Manager, Investor Relations

    Antônio Carlos Vélez Braga

Summary

CONFERENCE CALL	12
CEMIG INVESTOR RELATIONS	12
CEMIG’S EXECUTIVE INVESTOR RELATIONS TEAM	12
SUMMARY	13
DISCLAIMER	14
OUR SHARES	14
CEMIG’S LONG-TERM RATINGS	15
PROFIT AND LOSS ACCOUNTS	16
3Q19 RESULTS	17
CEMIG’S CONSOLIDATED ELECTRICITY MARKET	18
THE ELECTRICITY MARKET OF CEMIG D	20
PHYSICAL TOTALS OF TRANSPORT AND DISTRIBUTION – MWH	22
THE ELECTRICITY MARKET OF CEMIG GT	22
SUPPLY QUALITY INDICATORS – DECI AND FECI	23
CONSOLIDATED OPERATIONAL REVENUE	23
TAXES AND CHARGES REPORTED AS DEDUCTIONS FROM REVENUE	26
OPERATING COSTS AND EXPENSES	26
DEFAULT	29
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES, NET	29
FINANCIAL REVENUE (EXPENSES)	30
EBITDA	31
DEBT	32
COVENANTS – EUROBONDS	33
PROFIT AND LOSS ACCOUNTS SEGREGATED BY SEGMENT – 9M19	34
APPENDICES	35
CAPEX	35
SOURCES AND USES OF POWER – BILLED MARKET	36
PLANTS	38
RAP (PERMITTED ANNUAL REVENUE – TRANSMISSION) – 2019-20 CYCLE	39
CEMIG D – TABLES (R$ MN)	40
CEMIG GT – TABLES (R$ MN)	41
TABLES – CEMIG CONSOLIDATED (R$ MILLION)	42

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

Our shares

Security	Ticker	Currency	September 2019	Close of 2018	Change in 9M19, %
Cemig PN	CMIG4:	R$	14.33	13.43	6.70%
Cemig ON	CMIG3:	R$	15.90	14.65	8.56%
ADR PN	CIG	US$	3.39	3.45	-1.74%
ADR ON	CIG.C	US$	3.77	3.83	-1.70%
Ibovespa	IBOV	—	104,745	87,887	19.18%
Power industry index	IEEX	—	68,122	49,266	38.27%

Source: Economática – Adjusted for corporate action, including dividends.

Trading volume in Cemig’s preferred shares (CMIG4) in 9M19 was R$ 27.61 billion, of which R$ 8.78 billion was traded in the third quarter, corresponding to a daily average of R$ 135.09 million – 95.86% higher than in 3Q18. Trading volume in the Company’s common shares in 9M19 was R$ 5.46 billion, with daily trading volume of R$ 24.83 million. Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the second most liquid in Brazil’s electricity sector in the period, and among the most traded in the whole Brazilian equity market.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in full-year 2019 was US$2.96 billion – reflecting recognition by the investor market of Cemig as a global investment option.

The Ibovespa index of the São Paulo Stock Exchange (B3) was up 19.18% in the 9M19, closing September at 104,745 points. Cemig’s shares also rose in market price in the half-year: the common (ON) shares rose 8.56%, in 9M19, and the preferred (PN) shares rose 6.70%. In New York the ADRs for Cemig’s common shares were down 1.70% over the nine months, and the ADRs for the preferred shares were down 1.74%.

Cemig’s long-term ratings

This table shows long-term credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian rating:

	Cemig		Cemig D		Cemig GT
Agency	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	A+(bra)	Stable	A+(bra)	Stable	A+(bra)	Stable
S&P	brA+	Stable	brA+	Stable	brA+	Stable
Moody’s	Baa1.br	Positive	Baa1.br	Positive	Baa1.br	Positive

Global rating:

	Cemig		Cemig D		Cemig GT
Agency	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	BB-	Stable	BB-	Stable	BB-	Stable
S&P	B	Stable	B	Stable	B	Stable
Moody’s	B1	Positive	B1:	Positive	B1	Positive

Ratings of Eurobonds:

	Cemig		Cemig GT
Agency	Rating	Outlook	Rating	Outlook
Fitch	B+	Positive	B+	Positive
S&P	B	Stable	B	Stable

Adoption of IFRS

The results presented below are prepared in accordance with Brazilian accounting rules, which now embody harmonization to IFRS (International Financial Reporting Standards). In thousands of Reais (R$ ’000).

PROFIT AND LOSS ACCOUNTS

Consolidated – R$’000	3Q19	3Q18%
GOING CONCERN OPERATIONS
Revenue	6,070,786	6,252,282	(2.93)
OPERATING COSTS
Personnel	(304,350)	(308,141)	(1.23)
Employees’ and managers’ profit shares	14,572	(94)	—
Post-retirement obligations	(105,397)	(80,931)	30.23
Materials	(20,450)	(40,713)	(49.77)
Outsourced services	(307,976)	(262,489)	17.33
Electricity purchased for resale	(3,034,108)	(3,493,463)	(13.15)
Depreciation and amortization	(244,023)	(207,804)	17.43
Operating provisions	(1,297,043)	(134,799)	862.21
Charges for use of the national grid	(376,216)	(332,323)	13.21
Gas bought for resale	(375,140)	(341,445)	9.87
Infrastructure construction costs	(341,503)	(208,563)	63.74
Other operating expenses, net	(94,741)	(111,533)	(15.06)

TOTAL COST	(6,486,375)	(5,522,298)	17.46
Share of profit (loss) of associates and joint ventures, net	57,780	(49,753)	—
Operational profit before financial revenue (expenses) and taxes	(357,809)	680,231	—
Finance income	618,975	362,795	70.99
Finance expenses	(852,766)	(695,493)	22.61

Pre-tax profit	(591,600)	347,533	—
Current and deferred income tax and Social Contribution tax	85,699	(117,269)	—

Profit for the period from going concern operations	(505,901)	230,264	—
Profit for the period from discontinued operations	224,067	14,276	1,469,54

NET PROFIT (LOSS) FOR THE PERIOD	(281,834)	244,540	—

3Q19 Results

Cemig reports a net loss for 3Q19 of R$ 281,834, which compares with net profit of R$ 244,540 in 3Q18.

There were several major items in the 3Q19 result:

◾	Recognition of a contingency of R$ 1,182,613 for a legal action relating to payment of profit shares.

◾	A net gain of R$ 224,067 resulting from the sale of control of Light.

Social Security contributions on profit sharing payments

The Brazilian tax authority (Receita Federal) opened administrative and court proceedings against the Company, relating to social security contributions on the payment of profit shares to its employees over the period 1999 to 2016, alleging that the Company did not comply with the requirements of Law 10,101/2000, arguing that it did not previously establish clear and objective rules for the distribution of these amounts. In August 2019, the Regional Federal Court of the First Region published a decision against the Company on this dispute. As a result the Company, based on the opinion of its legal advisers, reassessed the chances of loss on this action from ‘possible’ to ‘probable’ for certain amounts paid as profit sharing.

The total of the contingencies is approximately R$ 1,434,023 (R$ 1,264,460 on December 31, 2018), of which R$ 1,182,613 has been provisioned – the amount estimated to settle these disputes.

	Consolidated	Cemig D	Cemig GT
Provision	1,182,613	763,728	258,625

Current and deferred income tax and Social Contribution tax	-320,301	-196,895	-79,373

Effect on net income	862,312	566,833	179,252

Disposal of equity interest Light

On July 17, 2019, together with the public offering of shares by Light, the Company sold 33,333,333 shares that it held in that investee, at the price per share of R$ 18.75, in the total amount of R$ 625,000. The capital gain net of taxes arising from this transaction was R$ 72,866.

Additionally, with completion of the public offering of shares by Light, the Company’s equity interest in the total capital of this investee was reduced from 49.99% to 22.58%. This limited its right of voting in meetings of stockholders, and consequently its capacity to direct material activities of the investee.

Thus, as from that date, with the alteration of the equity interest in Light, the Company ceased to have the power ensuring it control over that investee. In these circumstances, the Company wrote down the values of assets and liabilities of its former subsidiary, and recognized, at fair value, its remaining equity interest as an investment in an affiliate or jointly-controlled subsidiary, in accordance with IFRS 10 / CPC 36 (R3) – Consolidated financial statements.

The Company also wrote down the assets and liabilities of the former subsidiaries Itaocara, Guanhães, LightGer and Axxiom, and recognized its remaining equity interest in these investees at fair value as investments in jointly-controlled subsidiaries, valued by the equity method. These investments, which are jointly controlled with Light, were not classified under Held for sale and Discontinued operations, since the company does not have the intention of selling these interests.

The accounting effects arising from the equity interest in and control of Light are shown in this table:

Consolidated	Profit/loss on disposal of equity interest		Restatement of value of remaining interest
	Light	Light	Lightger	Guanhães	Axxiom	Itaocara	Total
Prior equity interest – assets held for sale	-514,597	-1,059,370	-125,858	-141,357	-4,397	-5,195	-1,850,774

Revenue disposal of equity interest	625,000	—	—	—	—	—	625,000

Remeasurement at fair value of remaining equity interest	0	1,258,111	127,970	131,260	4,438	4,812	1,526,591
Other items	—	—	—	3,234	5,093	—	8,327

Effect on the income statement, before tax	110,403	198,741	2,112	-6,863	5,134	-383	309,144
Income tax and Social Contribution tax	-37,537	-47,540	—	—	—	—	-85,077

Total assets	72,866	151,201	2,112	-6,863	5,134	-383	224,067

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company, Cemig Geração e Transmissão (‘Cemig GT’), and other wholly-owned subsidiaries: Horizontes Energia, Sá Carvalho, Cemig PCH, Rosal Energia, CE Praias de Parajuru, CE Volta do Rio, Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

These companies sell electricity to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; and

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR).

In 3Q19 Cemig sold a total of 13,965,280 MWh, this figure being 1.55% lower than the total in 3Q18, reflecting the total sold by Cemig D being 0.70% lower, and the total sold by Cemig GT and other subsidiaries being 2.24% lower.

In September 2019 the Cemig Group invoiced 8,506,326 clients – a growth of 1.1% in the consumer base since the end of September 2018. Of these, 8,505,973 were in the group comprising final consumers and Cemig’s own consumption; and 353 were other agents in the Brazilian power industry.

The chart below itemizes the Cemig Group’s sales to final consumers in the year, by consumer category:

Total consumption of electricity (GWh) – changes

	MWh		Change,%	Average price 3Q19 MWh	Average price 3Q18 MWh
Consolidated R$ ’000	3Q19	3Q18
Residential	2,557,935	2,497,296	2.43	961.19	961.99
Industrial	4,144,538	4,581,890	-9.55	299.05	291.13
Commercial, Services and Others	2,347,906	1,996,913	17.58	569.40	619.43
Rural	1,054,819	1,057,426	-0.25	562.96	546.07
Public authorities	205,123	207,162	-0.98	771.94	759.13
Public lighting	348,477	349,429	-0.27	481.07	492.94
Public services	315,588	323,919	-2.57	619.40	576.96

Subtotal	10,974,386	11,014,035	-0.36	560.42	550.85
Own consumption	11,012	9,602	14.68	—	—
Wholesale supply to agents in Free and Regulated Markets (*)	2,979,882	3,160,972	-5.73	-0.81	12.12

Total	13,965,280	14,184,609	-1.55	440.23	430.42

(*)

Includes CCEARs (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (‘GAG’ revenues) for the 18 hydroelectric plants of Lot D of Auction 12/2015.

The electricity market of Cemig D

Cemig D’s market comprises electricity billed to captive clients, and electricity transported for Free Clients and distributors with access to Cemig D’s networks.

In 3Q19 this totaled 11,164,087 GWh. The increase has two components: consumption by the captive market 0.70% lower YoY, and use of the network by Free Clients 0.58% higher.

Captive clients + Transmission service – MWh	3Q19	3Q18%
Residential	2,557,935	2,497,296	2.43
Industrial	5,078,919	5,165,874	-1.68
Commercial, Services and Others	1,499,900	1,476,712	1.57
Rural	1,056,389	1,059,985	-0.34
Public authorities	205,123	207,162	-0.98
Public lighting	348,476	349,429	-0.27
Public services	315,588	323,918	-2.57
Concession holders (Distributors)	90,744	88,560	2.47

Total	11,153,075	11,168,935	-0.14

Residential

The 2.43% increase in 3Q19 relative to 3Q18, mainly reflects addition of 94,490 new consumer units.

Industrial

The Industrial sector was negatively affected by reclassification of approximately 50% of the consumers in the Industrial class to Commercial and Residential, and also by migration of clients to the Free Market. Total energy distributed to the Industrial category of consumers was 13.69% lower in 3Q19, at 573,101 MWh, than in 3Q18 (664,027 MWh). In the Free Market segment, energy transported in the quarter was effectively flat YoY – at 4,505,818 MWh in 3Q19, and 4,501,847 MWh in 3Q18 – a positive difference of 0.09%.

Commercial and Services

Energy distributed to Commercial consumers was 1.57% higher than in 3Q18, reflecting the significant increase in consumption by the Free Market, and migration of clients from the captive market. Volume in the captive market was practically stable year-on-year, but was 8.18% higher in the Free Market.

Rural

Volume sold to Rural consumers was 0.34% lower in 3Q19 than 3Q18, mainly reflecting a lower number of consumers billed this year.

Number of clients

The Cemig group billed a total of 8,505,135 customers in September 2019 (this excludes the group’s own consumption). Of this total, 1,372 are Free Clients that use Cemig D’s distribution network.

Cemig D	Number of clients		Change,%
	Sep. 30, 2019	Sep. 30, 2018
Residential	6,918,015	6,823,525	1.38%
Industrial	29,797	72,870	-59.11%
Commercial, Services and Others	768,469	720,339	6.68%
Rural	701,915	710,689	-1.23%
Public authorities	65,421	64,503	1.42%
Public lighting	6,542	6,252	4.64%
Public services	13,604	12,948	5.07%

	8,503,763	8,411,126	1.10%

Total energy carried
Industrial	680	565	20.35%
Commercial	682	530	28.68%
Rural	7	5	40.00%
Concession holder	3	3	0.00%

	1,372	1,103	24.39%

Total	8,505,135	8,412,229	1.10%

Physical totals of transport and distribution – MWh

Metered market	MWh		Change
	3Q19	3Q18%
Total energy carried
Transported for distributors (metered)	91,229	88,089	3.56
Transported for Free Clients (metered)	4,778,136	4,926,237	-3.01
Own load + Distributed generation (1)(2)	8,141,957	7,976,407	2.08
Consumption by captive market – Billed supply	6,266,263	6,308,909	-0.68
Losses in distribution network	1,875,694	1,667,499	12.49

Total energy carried	13,011,322	12,990,733	0.16

(1)	Includes Distributed Microgeneration.
(2)	Includes own consumption.

The electricity market of Cemig GT

Cemig GT billed a total of 7,731,554 MWh in 3Q19, 0.29% more than in 3Q18.

Consumption by industrial clients was 4.88% lower in 3Q19 than 3Q18. Meanwhile, consumption in the Commercial market segment was 45.38% higher year-on-year, due to an increasing number of clients migrating from the captive market to the Free Market. From September 2018 to end-September 2019, Cemig GT added 146 new commercial clients. Sales of energy in the Regulated Market were 10.80% lower, reflecting termination of sale contracts in the 15th ‘Existing Plants’ auction.

Cemig GT	MWh		Change %
	3Q19	3Q18
Free Clients
Industrial	3,571,438	3,754,720	-4.88
Commercial	1,146,786	788,799	45.38
Rural	911	480	89.79
Free Market – Free contracts	2,489,754	2,582,963	-3.61
Free Market	490,128	549,444	-10.80
Regulated Market – Cemig D	32,538	32,660	-0.37

Total	7,731,555	7,709,066	0.29

The figures for 2018 do not include the plants of Sá Carvalho, Horizontes Energia, Rosal Energia, Cemig PCH, Empresa de Serviços de Comercialização de Energia Elétrica, Usina Termelétrica do Barreiro, Cemig Comercializadora de Energia Incentivada and Cemig Trading – since these were transferred to Cemig GT after the end of 3Q18.

Plants transferred	3Q18
Free Clients
Industrial	163,143
Commercial	7,585
Free Market – Free contracts	28,565

199,293

SUPPLY QUALITY INDICATORS – DECi and FECi

Cemig is continuously taking action to improve operational management, organization of the logistics of its emergency services, and its permanent routine of preventive inspection and maintenance of substations, and distribution lines and networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to maintain the quality of electricity supply, and as a result maintain satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – DECi (Average Outage Duration per Consumer, in hours), and FECi (Average Outage Frequency per Consumer, in number of outages), since January 2016. Quality indicators are linked to the current concession contract of Cemig D (distribution), signed in 2015.

Note: Figures for 2016 and 2017 are according to recalculation presented by the Company to Aneel.

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity in 3Q19 was R$ 6,875,079, or 0.76% lower than in 3Q18 (R$ 6,927,638).

	3Q19			3Q18			Change %
	MWh	R$	Average price (R$/MWh) (1)	MWh	R$	Average price (R$/MWh) (1)	MWh	R$
Residential	2,557,935	2,458,671	961.19	2,497,296	2,402,379	962	2.43	2.34
Industrial	4,144,538	1,239,412	299.05	4,581,890	1,333,933	291.13	-9.55	-7.09
Commercial, services and others	2,347,906	1,336,909	569.4	1,996,913	1,236,950	619.43	17.58	8.08
Rural	1,054,819	593,821	562.96	1,057,426	577,424	546.07	-0.25	2.84
Public authorities	205,123	158,343	771.94	207,162	157,262	759.13	-0.98	0.69
Public lighting	348,477	167,642	481.07	349,429	172,248	492.94	-0.27	-2.67
Public services	315,588	195,474	619.4	323,919	186,888	576.96	-2.57	4.59

Subtotal	10,974,386	6,150,272	560.42	11,014,035	6,067,084	550.85	-0.36	1.37

Own consumption	11,012	—	—	9,602	—	—	14.68	—
Supply not yet invoiced, net	—	-2,403	—	—	38,312	—	—	-106.27

	10,985,398	6,147,869	559.64	11,023,637	6,105,396	553.85	-0.35	0.7

Wholesale supply toagents in Free and Regulated Markets	2,979,882	755,593	253.56	3,160,972	783,975	248.02	-5.73	-3.62

Wholesale supply not yet invoiced, net	—	-28,383	—	—	38,267	—	—	-174.17

Total	13,965,280	6,875,079	494.5	14,184,609	6,927,638	488.39	-1.55	-0.76

(1)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 3Q19 was R$ 6,147,869, or 0.70% more than in 3Q18 (R$ 6,105,396).

The main factors in this revenue were:

◾	The annual tariff adjustment for Cemig D effective May 28, 2019, with an average upward effect of 8.73% on consumer tariffs.

◾	Volume of energy sold 0.36% lower year-on-year in the period.

Revenue from Use of Distribution Systems (the TUSD charge)

This revenue in 3Q19 was R$ 711,185, or 17.43% higher than in 3Q18 (R$ 605,618), mainly reflecting the Company’s annual tariff adjustment, as from May 28, 2019, the average impact of which for Free Clients was an increase of 17.28%.

CVA and Other financial components in tariff adjustment

In its financial statements Cemig recognizes the difference between non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis for decision on the rates charged to consumers. In 3Q19 amounts totaling R$ 35,122 were recognized, to be passed through to the Company in the next tariff adjustment, compared to a R$ 633,118 arising in 3Q18. The difference is mainly due to lower costs of energy in 3Q19 than 3Q18, due to a lower spot price, which generated a financial liability to be paid to consumers through the next tariff adjustment.

Changes in balances of financial assets and liabilities:

R$ ’000
Balance at June 30, 2018 (re-presented)	835,715
Net constitution of financial assets	666,680
Realized	-33,562
Others – R&D Reimbursement	0
Payments from the Flag Tariff Centralizing Account	-287,979
Inflation adjustment – Selic rate (Note 30)	23,894

Balance at September 30, 2018	1,204,748
Balance at Sunday, June 30, 2019	1,130,865
Net constitution of financial assets	201,653
Realized	-236,775
Advances from the Flag Tariff Centralizing Account	-27,594
Updating – Selic rate	31,825

Balance at September 30, 2019	1,099,974

Transmission Concession revenue

This revenue, at R$ 132,134 in 3Q19, was 27.41% higher than in 3Q18 (R$ 103,711). The higher figure arises from (i) the inflation adjustment of the annual RAP, applied in July 2019, plus (ii) the new revenues related to the investments authorized to be included. The percentages and indices applied for the adjustment are different for different concessions: the IPCA index is applied to the contract of Cemig GT, and the IGP–M index to the contract of Cemig Itajubá.

In 2019, the adjustments made to the RAP were: positive 10.53% for Cemig GT’s concession contracts; and positive 14.60% for the concession contracts of Cemig Itajubá. The adjustments comprised (i) application of the inflation adjustment index, plus (ii) recognition of works to upgrade and improve the facilities.

Revenue from transactions on the Wholesale Trading Exchange (CCEE)

Revenue from transactions in electricity on the CCEE in 3Q19 was R$ 9,811, compared to R$ 29,157 in 3Q18 – a year-on-year reduction of 66.35%. This difference mainly reflects a lower GSF (Generation Scaling Factor) in the period, and the Company’s seasonalization profile.

Period	Spot price		GSF
	Sub-market	Average price R$/MWh
July	Southeast /Center-West	185.52	0.546
August	Southeast /Center-West	237.29	0.488
September	Southeast / Center-West	219.57	0.531

Revenue from supply of gas

In 3Q19 this was R$ 581,869, 5.14% more than in 3Q18 (R$ 53,448), mainly due to passthrough of the increase in cost of gas acquired from Petrobras.

Market (’000 m3/day)	2014	2015	2016	2017	2018	9M19
Residential	0.72	1.04	3.38	11.44	17.73	21.01
Commercial	23.15	22.42	24.68	32.67	39.37	44.22
Industrial	2,849.24	2,422.78	2,173.76	2,453.22	2,400.41	2,142.86
Other expenses	99.64	119.87	120.19	126.15	155.14	150.24

Total market excluding thermal plants	2,972.75	2,566.11	2,322.01	2,623.47	2,612.65	2,358.34
Thermal generation	1,223.99	1,309.13	591.52	990.89	414.04	649.25

Total	4,196.74	3,875.24	2,913.53	3,614.36	3,026.69	3,007.58

Supply of gas to the residential market began in 2013. In September 2019, a total of 48,010 households were invoiced.

Number of clients	2014	2015	2016	2017	2018	September 30, 2019
Residential	1,446	3,820	14,935	30,605	41,377	48,010
Commercial	177	218	394	591	756	937
Industrial	111	113	112	107	109	108
Other expenses	88	62	49	50	57	59
Thermal generation	2	2	2	2	2	2

Total	1,824	4,215	15,492	31,355	42,301	46,116

Taxes and charges reported as Deductions from revenue

The total of these taxes and charges reported as deductions from revenue in 3Q19 was R$ 3,109,043 – or 9.09% less than in 3Q18 (R$ 3,419,959). The lower total primarily reflects lower consumer charges for the ‘Flag’ tariff band system, and also the legal action won by Cemig, Cemig D and Cemig GT, in which the judiciary recognized these companies’ right to exclude ICMS tax amounts (paid or still payable) from the basis for calculation of the PIS, Pasep and Cofins taxes. As a result of the court judgment, ICMS amounts are no longer included in the basis for calculation of PIS, Pasep and Cofins in electricity bills delivered to clients of Cemig D.

Consumer charges – the ‘Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain.

The charges to the consumer related to the Flag Tariffs were 70.54% lower in 3Q19, at R$ 73,474, than in 3Q18 (R$ 249,422).

The ‘Flag’ Tariff component – history
June 2019	July 2019	August 2019	9M19
Green	Yellow	Red 1	Red 1
June 2018	July 2018	August 2018	9M18
Red 2	Red 2	Red 2	Red 2

Operating costs and expenses

Operational costs and expenses in 3Q19 totaled R$ 6,486,375, or 17.46% more than in 3Q18 (R$ 5,522,298).

The following paragraphs comment on the main variations:

Personnel

The expense on personnel in 3Q19 was R$ 304,350, or 1.23% lower than in 3Q18 (R$ 308,141). This mainly reflects the average number of employees in 3Q19 being 2.82% lower than in 3Q18.

Number of employees – by company

Employees’ and managers’ profit shares

The item recorded for employees’ and managers’ profit shares in the income statement for 3Q19 was a positive amount of R$ 14,572, compared to an expense of R$ 94 in 3Q18. The lower figure is due to consolidated profit (loss) of Cemig in 3Q19 – the basis of calculation for profit shares (the collective agreements are unified).

Electricity purchased for resale

The expense on electricity bought for resale in 3Q19 was R$ 3,034,108, or 13.15% less than in 3Q18 (R$ 3,493,463). This arises mainly from the following items:

◾

Expenses on supply acquired at auction were 24.24% lower, at R$ 816,193 in 3Q19, compared to R$ 1,077,340 in 3Q18, mainly due to replacement, in 2019, of contracts with higher prices for contracts with lower prices.

◾	Expenses on spot supply purchases were 33.69% lower, at R$ 386,177 in 3Q19, compared to R$ 733,160 in 3Q18 – mainly reflecting the spot price being 56.72% lower year-on-year.

For Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consolidated R$ ’000	3Q19	3Q18%
Supply from Itaipu Binacional	372,296	374,255	-0.52
Physical guarantee quota contracts	163,052	189,251	-13.84
Quotas for Angra I and II nuclear plants	67,293	66,712	0.87
Spot market	486,177	733,160	-33.69
Proinfa	95,308	79,847	19.36
‘Bilateral’ contracts	79,750	149,543	-46.67
Electricity acquired in Regulated Market auctions	816,193	1,077,340	-24.24
Acquired in Free Market	1,168,392	1,121,959	4.14
Distributed generation	54,491	24,354	123.75
Credits of PIS, Pasep and Cofins taxes	-268,844	-322,958	-16.76

	3,034,108	3,493,463	-13.15

Cemig D	3Q19	3Q18%
Supply from Itaipu Binacional	372,296	374,255	-0.52
Physical guarantee quota contracts	192,498	189,251	1.72
Quotas for Angra I and II nuclear plants	67,294	66,712	0.87
Spot market – CCEE	420,843	596,536	-29.45
‘Bilateral’ contracts	79,750	73,813	8.04
Supply acquired in auctions on Regulated Market	805,067	1,085,207	-25.81
Proinfa	95,308	79,848	19.36
Distributed generation	54,491	24,354	123.75
Credits of PIS, Pasep and Cofins taxes	-161,575	-205,382	-21.33

	1,925,972	2,284,594	-15.70

Post-retirement obligations

The impact of the Company’s post-retirement obligations was an expense of R$ 105,397 in 3Q19 – or 30.23% more than the expense of R$ 80,931 in 3Q18. This is mainly the result of reduction in the discount rate used in the actuarial calculation – which generated an increase in liabilities, and consequently in the expense reported.

Operating provisions

Operational provisions were significantly higher in 3Q19, at R$ 1,297,043, compared to R$ 134,799 in 3Q18. This arises mainly from the following factors:

◾	Recognition in 3Q19 of a tax contingency for legal actions arguing the applicability of social security contributions to payments of profit shares, in a total amount of R$ 1.182.613.

◾	Estimated losses on doubtful receivables were R$ 101,383 in 3Q19, compared to R$ 60,232 in 3Q18.

Default

In 2019 the economy was marked by two main features: instability in the financial market, and continuation of the slow process of recovery in economic activity.

To overcome the effects of a still unfavorable economic scenario, and to combat the level of default, in 2019 Cemig is maintaining its high levels of effort for collection from consumers that are in default. This activity appears to be having positive results: the default situation has improved considerably in recent months. The average of the indices for default in this last quarter has improved by 7.5% from that of 3Q18, and by 12% from 2017. The main contribution came from a significant reduction in short-term debt (up to 3 months past due). In view of this, Cemig expects the downward trend begun in 2019 to be maintained, and that it will thus be able to reduce the level of this index continuously, converging to historic levels.

Cemig uses various tools of communication and collection to prevent increase in default. These include contact by telephone and email, collection requests by text and by letter, negative posting on credit registers, collection through the courts and, principally, disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice by a defaulting consumer.

The company is continuing with a robust plan for consumer disconnections in 2019, under which it expects to carry out more than 1 million consumer disconnections – over the aggregate of all the types of consumer – in a year, for the second year running.

As well as the collection methods Cemig already uses to combat default over the long term, it is in the process of contracting a company specialized in out-of-court solutions to disputes, to negotiate these receivables through technology platforms.

With more intense application of the tools for collection, the Company is even more confident that default indices will be reduced in the coming periods.

Share of profit (loss) of associates and joint ventures, net

The result of equity method gains in non-consolidated investees in 3Q19 was a gain of R$ 49,753, compared to a loss of R$ 49,753 in 3Q18. The losses in 2018 mainly came from the interests in Renova and Madeira Energia. No equity method gain or loss was reported in 3Q19 for the investment in Renova, since the entire value of that investment was written down in December 2018, as a result of that investee’s negative net equity.

Consolidated R$ ’000	3Q19	3Q18
Companhia de Transmissão Centroeste de Minas	1,438	1,276
Hidrelétrica Cachoeirão	4,189	1,608
Guanhães Energia	-208	-265
Hidrelétrica Pipoca	1,476	1,191
Madeira Energia (Santo Antônio plant)	-29,176	-41,344
FIP Melbourne (Santo Antônio plant)	-24,005	-35,101
LightGer	-549	-218
Baguari Energia	4,891	6,427
Amazônia Energia (Belo Monte Plant)	24,612	27,456
Aliança Norte (Belo Monte plant)	14,162	15,687
Ativas Data Center	502	1,903
Taesa	77,027	56,305
Itaocara Hydroelectric Plant	-21,900	-328
Aliança Geração	1,011	2,391
Retiro Baixo	4,730	2,553
Janaúba photovoltaic plant – distributed generation	480	0
Axxiom Soluções Tecnológicas	-900	-1,735
Renova	0	-87,332
Others	0	-227

Total of investments	57,780	-49,753

Application to the court by Renova for Judicial Recovery

In the context of: the financial difficulties faced by Renova; termination of the negotiation with AES for sale of the Alto Sertão III complex, in which agreement was not reached; and the non-settlement of the bridge loan contracted with the BNDES for funds for execution of the works on Alto Sertão III, Renova Energia applied to the court for Judicial Recovery proceedings, which were granted by the 2nd Bankruptcy and Recovery Court on October 16, 2019. For more details, see this link:

http://ri.cemig.com.br/enu/18349/Fato_Relevante_Renova_Ajuiza_Pedido_RJ_ing.pdf

Financial revenue (expenses)

Cemig reported net financial expenses in 3Q19 of R$ 233,791, which compares with net financial expenses of R$ 332,698 in 3Q18. Combined with the results of the hedge transactions, the effects arising from the debt in Eurobonds had only a small net impact on the total of Financial revenue (expenses) for 3Q19. The main components in the differences between Financial revenue (expenses) in 3Q18 and 3Q19 are as follows:

◾

Gain on the hedge transaction contracted to protect the Eurobond issue from exchange rate variation: the gain in 3Q19 was R$ 485,836, compared to a gain of R$ 142,451 in 3Q18. This improvement mainly reflects lowering of the yield curve over the period of the contract, which helped reduce expectations for the amount of payments of Cemig’s obligations, which are indexed to the CDI rate – increasing the fair value of the option.

◾	Higher FX variation on loans in foreign currency – which in 3Q19 represented a financial expense of R$ 499,769, compared to a financial expense of R$ 229,580 in 3Q18.

◾	Updating of the tax credits in PIS, Pasep and Cofins taxes, recognized in 3Q19, in the amount of R$ 22,169.

◾	Lower expense on monetary updating, due to the lower inflation rate, and the lower CDI rate in the period.

Ebitda

Cemig’s consolidated Ebitda was 87.78% lower in 3Q19 than 3Q18 – the main component being recognition of a contingency for a legal action relating to payment of profit shares. Ebitda margin in 3Q19 was 1.81%, compared to 14.43% in 3Q18.

EBITDA R$ ’000	3Q19	3Q18	Change,%
Net profit for the period	-281,834	244,540	-215.25
+ Income tax and the Social Contribution tax	-85,699	117,269	-173.08
+ Net financial revenue (expenses)	233,791	332,698	-29.73
+ Depreciation and amortization	244,023	207,804	17.43

Ebitda	110,281	902,311	-87.78

DEBT

The Company’s total consolidated debt at September 30, 2019 was R$ 15,184,307. This is 2.79% higher than at December 31, 2018. In 3Q19 a total amount of R$ 3,900,371 was amortized, and loans in the amount of R$ 4,510,000 were obtained. The proceeds of the Cemig D’s Seventh Debenture Issue were used for payment of debts. Also in the period, Gasmig raised R$ 850,000 for payment of a concession grant fee.

	Sep. 30, 2019	Dec. 31, 2018%
Cemig
Total debt	15,184,307	14,771,828	2.79
Net debt	13,613,445	13,068,790	4.17
Cemig GT
Total debt	8,298,371	8,198,912	1.21
Net debt	7,455,158	7,713,870	-3.35
Cemig D
Total debt	5,759,520	6,263,408	-8.04
Net debt	5,574,218	5,347,136	4.25
Gasmig
Total debt	1,082,034	274,916	293.59
Net debt	916,168	180,323	408.07

Covenants – Eurobonds

12 months	9M19
R$ (in million)	GT	H
Net income for the period/year	1,547	3,633
Net financial expenses	-1,025	-2,232
Income tax and Social Contribution tax	1,032	1,918
depreciation and amortization; minus	261	975
EBTIDA	1,815	4,294
minority interest result; minus	113	134
provisions for the variation in value of put option obligations; minus	78	64
non-operating result (which includes any gains on asset sales and any asset write-off or impairments); plus	107	147
non-cash revenues related to transmission and generation indemnification; plus	-139	-139
cash dividends received from minority investments (as measured in the statement of cash flows); minus	118	263
monetary updating of concession grant fees; plus	-320	320
cash inflows related to concession grant fees; plus	257	257
cash inflows related to transmission revenue for cost of capital coverage; plus	179	179
cash inflows from generation indemnification, provided that such amount shall not exceed 30.0% of the sum of clauses (i) through (xvii) of this definition	1,027	521

Covenant EBITDA	3,235	5,132

12 months	9M19
R$ (in million)	GT	H
Consolidated Indebtedness	8,298	15,184
debt contracts with Forluz; plus	134	590
the carrying liability of any put option obligation, less	467	467
consolidated cash and cash equivalents and consolidated marketable securities recorded as current assets	-843	-1,558
Covenant Net Debt	8,056	14,683
Covenant Net Debt to Covenant EBITDA Ratio	2.49	2.86
Limit Covenant Net Debt to Covenant EBITDA Ratio	5.00	4.25
Total Secured Debt		1,000
Total Secured Debt to Covenant EBITDA Ratio		0.19

Profit and loss accounts segregated by segment – 9M19

INFORMATION BY SEGMENT 9M 2019
	ELECTRICITY
DESCRIPTION – R$ ‘000	GENERATION	TRANSMISSION	DISTRIBUTION	GAS	OTHER	ELIMINATIONS	TOTAL
ASSETS OF THE SEGMENT	15,467,907	4,142,829	24,924,804	2,786,918	3,202,639	-462,425	50,062,672
INVESTMENT IN AFFILIATES AND JOINTLY-CONTROLLED ENTITIES	4,304,218	1,254,441	—	—	25,900	—	5,584,559
ADDITIONS TO THE SEGMENT	—	—	1,258,111	—	—	—	1,258,111
ADDITIONS TO FINANCIAL ASSETS	70,006	—	21,190	891,833	5,810	—	988,839
ADDITIONS TO THE CONTRACT	—	150,158	605,141	30,239	—	—	785,538
GOING CONCERN OPERATIONS
NET REVENUE	5,347,651	520,203	11,694,909	1,375,996	289,486	-227,488	19,000,757
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	-2,825,618	—	-5,381,699	—	-6	53,015	-8,154,308
Charges for use of the national grid	-142,377	—	-1,098,492	—	—	163,482	-1,077,387
Gas bought for resale	—	—	—	-1,100,302	—	—	-1,100,302
Total	-2,967,995	—	-6,480,191	-1,100,302	-6	216,497	-10,331,997
OPERATING COSTS AND EXPENSES
Personnel	-158,424	-88,190	-673,710	-33,336	-27,762	—	-981,422
Employees’ and managers’ profit shares	-22,484	-15,656	-109,480	—	-12,323	—	-159,943
Post-retirement obligations	-37,011	-28,303	-205,866	—	-32,916	—	-304,096
Materials	-11,297	-3,763	-43,788	-1,668	-210	20	-60,706
Outsourced services	-87,137	-31,990	-733,969	-13,951	-32,846	5,948	-893,945
Depreciation and amortization	-166,688	-4,543	-489,012	-59,370	-3,709	—	-723,322
Operational provisions (reversals)	-920,261	-114,596	-1,048,610	-1,117	-190,838	—	-2,275,422
Construction costs	—	-150,159	-626,330	-30,239	—	—	-806,728
Other operational expenses net	303	-11,937		-6,776	3	5,023
Total cost of operation	-1,402,999	-449,137		-146,457	-300,601	10,991	-6,394,179

OPERATING COSTS AND EXPENSES	-4,370,994	-449,137	-10,586,167	-1,246,759	-300,607	227,488	-16,726,176
Share of profit (loss) in associates and joint ventures	-16,940	179,032	—	—	-812	—	161,280
OPER. PROFIT BEFORE FIN. REV. (EXP.) AND TAXES	959,717	250,098	1,108,742	129,237	-11,933	—	2,435,861

Financial revenues	1,361,418	106,995	1,401,937	57,378	314,235	—	3,241,963
Financial expenses	-1,013,462	-111,769	-506,395	-18,928	-18,173	—	-1,668,727
PRE-TAX PROFIT	1,307,673	245,324	2,004,284	167,687	284,129	—	4,009,097
Income tax and Social Contribution tax	-642,708	-32,163	-752,665	-56,642	-118,595	—	-1,602,773

RESULT OF GOING CONCERN OPERATIONS	664,965	213,161	1,251,619	111,045	165,534	—	2,406,324
Discontinued operations
Profit for the period from discontinued operations	—	—	224,067	—	—	—	224,067

Net profit for the period	664,965	213,161	1,475,686	111,045	165,534	—	2,630,391

Interest of the controlling shareholders	664,965	213,161	1,475,686	110,518	165,534	—	2,629,864
Interest of non-controlling shareholder	—	—	—	527	—	—	527
	664,965	213,161	1,475,686	111,045	165,534	—	2,630,391

Gasmig – Amendment to the concession contract

On September 19, 2019 the Third Amendment was signed to the concession contract for commercial operation of piped gas by the subsidiary Gasmig, replacing the contractual obligation to build the gas pipeline to serve the Nitrogenated Fertilizer Unit (UFN‐V), to be built by Petrobras in the Minas Triangle region, for payment of a consideration to the concession‐granting power, as a concession grant fee, of R$ 891,168. This amendment extended the period of Gasmig’s concession contract to 2053. The grant fee was paid on September 26, 2019. Its amount will be added to the Remuneration Base of Assets of Gasmig, being taken into account in the process of tariff review by the concession‐granting power as an intangible asset to be amortized up till the end of the concession contract, producing immediate effects in terms of setting and review of tariffs.

On September 26, 2019, Gasmig concluded its First Issue of Commercial Promissory Notes, in the amount of R$ 850,000, with maturity at 12 months and remuneratory interest at 107% of the DI rate. The proceeds from this issue were used in their entirety for payment of the concession grant fee.

Appendices

Capex

R$ ’000	2019 Realized	2019 Proposed
GENERATION	77,497	76,245
Investment program	18,447	28,621
Cash injections	43,050	47,624
Aliança Norte	953	953
SPC – Guanhães	19,766	19,766
SPC – Amazônia Energia Participações (Belo Monte)	75	282
Itaocara Hydroelectric Plant	22,256	26,583
Baguari Energia	—	40
Acquisitions of wind farms in Ceará	16,000	—
TRANSMISSION	150,341	263,352
Investment program	150,341	263,352
Cemig D	643,771	1,078,417
Investment program	643,771	1,078,417
Holding company	16,139	97,800
Infrastructure		240
Cash injections	16,139	95,402
Axxiom	5,765	10,000
Cemig GD (Distributed Generation)	10,337	60,337
Cemig Overseas	37	46
Gas consortia	—	19
Efficientia – Distributed generation	—	25,000
Acquisitions – Centroeste	2,158	2,158

TOTAL	889,906	1,515,814

Sources and uses of power – billed market

SOURCES AND USES OF ELECTRICITY – January to September 2019
CEMIG GROUP (Wholly-owned companies)

SOURCES, TOTAL 61,345 GWh
USES, TOTAL 61,345 GWh
Electricity produced 4,345
Own generation 3,562
Self-producers 0
Affiliated companies 869
Losses in national grid -86
Energy purchased 57,000
Itaipu 4,231
Regulated contracts (1) 13,168
Bought in MRE (2) 4,173
Bought on CCEE 12,811
'Bilateral' contracts 15,545
CCEN 795
CCGF 5,553
Received in local network (3) 273
Proinfa (4) 451
Cogeneration 0
Total energy transacted 55,727
Losses in distribution network 5,219
Losses in national grid 398
Sales by Cemig D in Captive Market
19.084
Sales by Cemig GT in Free Market
18.175
Allocation to self-producers
0
Sales – affiliated companies
1.222
(7)
Cemig GT sales to distributors
1.642
(6)
Sales in MRE
555
Sales on CCEE
15.049

SOURCES AND USES OF ELECTRICITY – January to September 2019
Cemig GT (Generation)

SOURCES, TOTAL
24.414 GWh
USES, TOTAL
24.414 GWh
Generation - at Center of Gravity 3,482
Cemig 3,554
Geração Igarapé 8
Losses in local network (33)
Purchase contracts 14,438
Purchased on CCEE 2,743
Purchased via MRE (3,751)
Total energy transacted
24,414
Sales in Regulated Market and Adjustment Auction
1.642
'Bilateral' contracts
18.175
Operating Agreement
0
Sales on CCEE
4.080
Sales in MRE
516

Power Losses

Plants

Power Plant	Company	Type	Cemig’s Stake	Installed Capacity (MW)	Assured Energy (MW médio)	Expiration of Concession
Emborcação	CEMIG GT	HPP	100.0%	1,192	500	23-jul-25
Belo Monte	Norte	HPP	12.3%	1,152	560	26-ago-45
Santo Antônio	SAE	HPP	15.5%	553	376	12-jun-46
Nova Ponte	CEMIG GT	HPP	100.0%	510	270	23-jul-25
Irapé	CEMIG GT	HPP	100.0%	399	208	28-fev-35
Três Marias	CEMIG G. TRÊS MARIAS	HPP	100.0%	396	72	4-jan-46
Aimorés	ALIANÇA	HPP	45.0%	149	82	20-dez-35
Igarapé	CEMIG GT	HPP	100.0%	131	71	13-ago-24
Salto Grande	CEMIG G. SALTO GRANDE	HPP	100.0%	102	23	4-jan-46
Amador Aguiar I (Capim Branco I)	ALIANÇA	HPP	39.3%	94	61	29-ago-36
Queimado	CEMIG GT	HPP	82.5%	87	56	2-jan-33
Nilo Peçanha	Light Energia	HPP	22.6%	86	75	4-jun-26
Amador Aguiar II (Capim Branco II)	ALIANÇA	HPP	39.3%	83	52	29-ago-36
Funil	ALIANÇA	HPP	45.0%	81	38	20-dez-35
Sá Carvalho	Sá Carvalho S.A	HPP	100.0%	78	56	1-dez-24
Rosal	Rosal Energia S. A	HPP	100.0%	55	29	8-mai-32
Itutinga	CEMIG G. ITUTINGA	HPP	100.0%	52	8	4-jan-46
Igarapava	ALIANÇA	HPP	23.7%	50	32	30-dez-28
Baguari	BAGUARI ENERGIA	HPP	34.0%	48	29	15-ago-41
Camargos	CEMIG G. CAMARGOS	HPP	100.0%	46	6	4-jan-46
Ilha dos Pombos	Light Energia	HPP	22.6%	42	25	4-jun-26
Volta do Rio	CEMIG GT	Wind farm	100.0%	42	18	26-dez-31
Retiro Baixo	Retiro Baixo Energética S.A.	HPP	49.9%	42	18	25-ago-41
Porto Estrela	ALIANÇA	HPP	30.0%	34	19	10-jul-32
Fontes Nova	Light Energia	HPP	22.6%	30	22	4-jun-26
Praias de Parajuru	CEMIG GT	Wind farm	100.0%	29	8	24-set-32
Pai Joaquim	CEMIG PCH S.A	SHP	100.0%	23	14	1-abr-32
Pereira Passos	Light Energia	HPP	22.6%	23	11	4-jun-26
Piau	CEMIG G. SUL	SHP	100.0%	18	4	4-jan-46
Gafanhoto	CEMIG G. OESTE	SHP	100.0%	14	2	4-jan-46
Outras				317	130
Total				5,955	2,875

RAP (Permitted Annual Revenue – Transmission) – 2019-20 cycle

REH - Resolução Homologatoria ANEEL – nº 2.565/2019 (ciclo 2019/2020)
Receita Anual Permitida – RAP	RAP	% Cemig	Cemig
Cemig GT	704.516.559	100,00%	704.516.559
Cemig GT	678.468.095	100,00%	678.468.095
Cemig Itajuba	26.048.464	100,00%	26.048.464
Centroeste	19.527.260	51,00%	9.958.903
Taesa	2.601.459.469	21,68%	563.996.413
Novatrans 2	292.844.092		63.488.599
TSN	300.992.176		65.255.104
Munirah	40.946.624		8.877.228
GTESA	5.515.544		1.195.770
PATESA	18.078.709		3.919.464
ETAU	38.500.280		8.346.861
ETEO	98.933.020		21.448.679
NTE	86.286.553		18.706.925
STE	48.636.153		10.544.318
ATE I	167.264.727		36.262.993
ATE II	258.668.882		56.079.414
EATE	122.242.974		26.502.277
ETEP	27.562.990		5.975.656
ENTE	101.996.568		22.112.856
ECTE	10.186.476		2.208.428
ERTE	19.483.764		4.224.080
Lumitrans	11.959.851		2.592.896
Transleste	24.728.188		5.361.071
Transirapé	20.073.621		4.351.961
Transudeste	15.326.765		3.322.843
ATE III	125.389.196		27.184.378
São Gotardo	5.416.349		1.174.265
Mariana	15.362.098		3.330.503
Miracema	65.032.990		14.099.152
Janaúba	194.059.383		42.072.074
Aimorés	39.686.900		8.604.120
Paraguaçu	59.239.231		12.843.065
Brasnorte	24.355.953		5.280.371
STC	18.932.098		4.104.479
EBTE	34.360.035		7.449.256
ESDE	7.046.946		1.527.778
ETSE	4.026.515		872.948
ESTE	56.088.981		12.160.091
Ivaí	147.000.350		31.869.676
EDTE	34.500.301		7.479.665
Sant’Ana	60.734.185		13.167.171
Light	10.181.318	22,58%	2.298.942
RAP TOTAL CEMIG			1.280.770.816

*	Valores (em R$) consolidados das parcelas das receitas anuais permitidas das concessionárias de transmissão.

Cemig D – tables (R$ mn)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
1Q17	6,249	4,274	10,523	30
2Q17	6,314	4,287	10,601	30
3Q17	6,232	4,586	10,817	31
4Q18	6,259	4,591	10,850	31
1Q18	6,213	4,637	10,850	31
2Q18	6,343	4,873	11,216	30
3Q18	6,309	4,870	11,179	30
4Q18	6,406	4,906	11,313	31
1Q19	6,529	4,760	11,289	33
2Q19	6,288	4,910	11,198	33
3Q19	6,266	4,898	11,164	34

(1)	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”).
(2)	Total electricity distributed.
(3)	Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues (R$ million)	3Q19	2Q19	3Q18	QoQ	YoY
Sales to end consumers	5,070	4,653	5,052	8.96%	0.36%
Revenue from Use of Distribution Systems (the TUSD charge)	718	640	612	12.19%	17.32%
CVA and Other financ ial c omponents in tariff adjustment	-35	- 40	633	-12.50%	-105.53%
Construction revenue	263	203	182	29.56%	44.51%
PIS/PASEP AND COFINS TAXES CREDITS OVER ICMS	0	830	0	—	—
Others	415	342	316	21.35%	31.33%
Subtotal	6,431	6,628	6,795	-2.97%	-5.36%
Deductions	2,522	2,393	2,879	5.39%	-12.40%
Net Revenues	3,909	4,235	3,916	-7.70%	-0.18%

Operating Expenses (R$ million)	3Q19	2Q19	3Q18	QoQ	YoY
Personnel	210	216	209	-2.78%	0.48%
Employees’ and managers’ profit sharing	- 11	75	0	-114.67%	—
Forluz – Post-retirement obligations	71	66	54	7.58%	31.48%
Materials	15	15	11	0.00%	36.36%
Outsourced services	247	247	209	0.00%	18.18%
Amortization	164	163	148	0.61%	10.81%
Operating provisions	854	136	103	527.94%	729.13%
Charges for Use of Basic Transmission Network	385	374	338	2.94%	13.91%
Energy purchased for resale	1,926	1,627	2,285	18.38%	-15.71%
Construction Cost	263	203	182	29.56%	44.51%
Other Expenses	94	39	66	141.03%	42.42%
Total	4,218	3,161	3,605	33.44%	17.00%

Statement of Results (R$ million)	3Q19	2Q19	3Q18	QoQ	YoY
Net Revenue	3,909	4,235	3,916	-7.70%	-0.18%
Operating Expenses	4,218	3,161	3,605	33.44%	17.00%
EBIT	-309	1,074	311	-128.77%	-199.36%
EBITDA	-145	1,237	459	-111.72%	-131.59%
Financial Result	-26	- 55	-61	—	—
Provision for Inc ome Taxes, Social Cont & Deferred Income Tax	19	-101	-82	-118.81%	-123.17%
Net Income	-316	918	168	-134.42%	-288.10%

Cemig GT – tables (R$ mn)

Operating Revenues	3Q19	2Q19	3Q18	QoQ	YoY
Sales to end consumers	1073	996	1021	7.7%	5.1%
Supply	746	697	783	7.0%	-4.7%
Revenues from Trans. Network	184	173	148	6.4%	24.3%
Gain on monetary updating of Concession Grant Fee	68	95	88	-28.4%	-22.7%
Transactions in the CCEE	9	145	14	-93.8%	-35.7%
Construction revenue	67	55	8	21.8%	737.5%
Transmission indemnity revenue	34	58	62	-41.4%	-45.2%
Generation indemnity revenue	—	—	48	—	—
PIS/PASEP AND COFINS TAXES CREDITS OVER ICMS	0	424	-	100.0%	100.0%
Others	52	46	84	13.0%	-38.1%
Subtotal	2,233	2,689	2,256	-17.0%	-1.0%
Deductions	467	447	410	4.5%	13.9%
Net Revenues	1,766	2,242	1,846	-21.2%	-4.3%

Operating Expenses	3Q19	2Q19	3Q18	QoQ	YoY
Personnel	78	77	74	1.3%	5.4%
Employees’ and managers’ profit sharing	-4	27	0	-114.8%	100.0%
Forluz – Post-retirement obligations	23	21	17	9.5%	35.3%
Materials	5	5	28	0.0%	-82.1%
Outsourced services	40	44	36	-9.1%	11.1%
Depreciation and Amortization	57	67	36	-14.9%	58.3%
Operating provisions	289	713	38	-59.5%	660.5%
Charges for Use of Basic Transmission Network	50	46	44	8.7%	13.6%
Energy purchased for resale	1126	916	1173	22.9%	-4.0%
Construction Cost	67	55	8	21.8%	737.5%
Other Expenses	-3	11	43	-127.27%	-107.0%
Total	1,728	1,982	1,497	-12.8%	15.4%

Sta tement of Results	3Q19	2Q19	3Q18	QoQ	YoY
Net Revenue	1,766	2,242	1,846	-21.2%	-4.3%
Operating Expenses	1,728	1,982	1,497	-12.8%	15.4%
EBIT	38	260	349	-85.4%	-89.1%
Equity gain in subsidiaries	-20	-28	-110	—	-81.8%
EBITDA	75	299	275	-74.9%	-72.7%
Financial Result	-213	624	-291	—	—
Provision for Income Taxes, Social Cont & Deferred Income Tax	61	-514	-10	-111.9%	-710.0%
Net Income	-134	342	-62	-139.2%	—

Tables – Cemig Consolidated (R$ million)

Energy Sales (Consolidated)(GWh)	3Q19	2Q19	3Q18	QoQ	YoY
Residential	2,558	2,547	2,497	0.43%	2.44%
Industrial	4,145	3,947	4,582	5.02%	-9.54%
Commercial	2,348	2,375	1,997	-1.14%	17.58%
Rural	1,055	915	1,057	15.30%	-0.19%
Others	869	906	880	-4.08%	-1.25%
Subtotal	10,975	10,690	11,013	2.67%	-0.35%
Own Consumption	11	7	10	57.14%	10.00%
Supply	2,979	2,422	3,161	23.00%	-5.76%
TOTAL	13,965	13,119	14,184	6.45%	-1.54%

Energy Sales	3Q19	2Q19	3Q18	QoQ	YoY
Residential	2,459	2,207	2,403	11.42%	2.33%
Industrial	1,239	1,155	1,334	7.27%	-7.12%
Commercial	1,337	1,281	1,237	4.37%	8.08%
Rural	594	461	577	28.85%	2.95%
Others	520	465	516	11.83%	0.78%
Electricity sold to final consumers	6,149	5,569	6,067	10.41%	1.35%
Unbilled Supply, Net	-30	119	76	—	-139.47%
Supply	756	642	784	17.76%	-3.57%
TOTAL	6,875	6,330	6,927	8.61%	-0.75%

Operating Revenues	3Q19	2Q19	3Q18	QoQ	YoY
Sales to end consumers	6.147	5.648	6.105	8,83%	0,69%
TUSD	711	636	606	11,79%	17,33%
CVA and Other financial components in tariff adjustment	-35	-40	633	-12,50%	-105,53%
Transmission concession revenue	132	126	104	4,76%	26,92%
Transmission Indemnity Revenue	33	58	62	-43,10%	-46,77%
Generation Indemnity Revenue	0	0	48	—	—
Gain on monetary updating of Concession Grant Fee	68	95	89	-28,42%	-23,60%
Transactions in the CCEE	10	145	29	-93,10%	-65,52%
Supply	756	642	784	17,76%	-3,57%
Gas supply	581	535	553	8,60%	5,06%
Construction revenue	341	266	209	28,20%	63,16%
Others	435	424	451	2,59%	-3,55%
Subtotal	9.179	9.973	9.673	-7,96%	-5,11%
Deductions	3.109	2.956	3.420	5,18%	-9,09%
Net Revenues	6.070	7.017	6.253	-13,50%	-2,93%

Operating Expenses	3Q19	3Q19	3Q18	QoQ	YoY
Personnel	304	312	308	-2.56%	-1.30%
Employees’ and managers’ profit sharing	-15	108	0	-113.89%	—
Forluz – Post-retirement Employee Benefits	105	98	81	7.14%	29.63%
Materials	20	20	41	0.00%	-51.22%
Outsourced services	308	302	262	1.99%	17.56%
Energy purchased for resale	3,034	2,526	3,493	20.11%	-13.14%
Depreciation and Amortization	244	248	208	-1.61%	17.31%
Operating Provisions	1,297	869	135	49.25%	860.74%
Charges for use of the national grid	376	368	332	2.17%	13.25%
Gas bought for resale	375	330	341	13.64%	9.97%
Construction costs	342	266	209	28.57%	63.64%
Other Expenses	96	42	112	128.57%	-14.29%
Total	6,486	5,489	5,522	18.16%	17.46%

Financial Result Breakdown	3Q19	3Q19	3Q18	QoQ	YoY
FINANCE INCOME
Income from cash investments	32	26	39	23.08%	-17.95%
Arrears fees on sale of energy	90	96	92	-6.25%	-2.17%
Monetary variations – CVA	31	32	23	-3.13%
Monetary updating on Court escrow deposits	12	13	3	-7.69%	300.00%
Pasep and Cofins charged on finance income	-13	-41	-13	-68.29%	0.00%
Gain on Financial instruments - Swap	486	461	142	5.42%	242.25%
Updating of the tax credits in PIS, Pasep and Cofins taxes	22	1,553	0	—	—
Liabilities with related parties	2	23	-17	-91.30%
Others	26	109	93	-76.15%	-72.04%
	618	2,272	362	-72.80%	70.72%
FINANCE EXPENSES
Costs of loans and financings	339	303	352	11.88%	-3.69%
Foreign exchange variations	429	-33	227	-1400.00%	88.99%
Monetary updating – loans and financings	17	39	45	-56.41%	-62.22%
Charges and monetary updating on post-retirement obligation	11	18	20	-38.89%	-45.00%
Others	56	37	51	51.35%	9.80%
	852	364	695	134.07%	22.59%
NET FINANCE INCOME (EXPENSES)	-234	1,908	-333	-112.26%	-29.73%

Statement of Results	3Q19	3Q19	3Q18	QoQ	YoY
Net Revenue	6,070	7,017	6,253	-13.50%	-2.93%
Operating Expenses	6,486	5,489	5,522	18.16%	17.46%
EBIT	-416	1,528	731	-127.23%	-156.91%
Share of profit (loss) in associates and joint ventures	58	36	-50	61.11%	-216.00%
EBITDA	-114	1,812	902	-106.29%	-112.64%
Financial Result	-234	1,908	-333	-112.26%	-29.73%
Provision for Income Taxes, Social Cont & Deferred Income Tax	86	-1,357	-118	-106.34%	-172.88%
Net profit for the period attributable to equity holders of the parent	-506	2,115	230	-123.92%	-320.00%
Net profit for the period attributable to non-controlling interests	224	0	14	—	1500.00%
NET PROFIT	-282	2,115	244	-113.33%	-215.57%

Cash Flow Statement	9M19	9M18
Cash at beginning of period	891	1,030
Cash generated by operations	1,149	776
Net income for the period from going concern operations	2,630	698
Current and deferred income tax and Social Contribution tax	294	-91
Depreciation and amortization	723	619
CVA and other financial components	66	-1,216
Equity gain (loss) in subsidiaries	-161	76
Provisions (reversals) for operational losses	2,275	402
Dividends received from equity holdings	187	235
Interest and monetary variation	881	964
Interest paid on loans and financings	-845	-834
credits of taxes awarded in the ICMS tax case	-2,963	0
Others	-1,938	-77
Financing activities	-401	49
Lease payments	-49	0
Payments of loans and financings	-4,750	-2,505
Financings obtained and capital increase	4,477	2,444
Interest on Equity, and dividends	-79	0
Capital Increase / Subscription of shares to be capitalized	0	110
Investment activity	-944	-361
Cash generated from discontinued operations	625	-8
Securities - Financial Investment	32	437
Contract assets - Distribution and gas infrastructure	-1,527	-563
Financial assets	-29	-176
Fixed and Intangible assets	-45	-51
	0	0
Cash at end of period	695	1,494

BALANCE SHEETS (CONSOLIDATED) - ASSETS	9M19	2018
CURRENT	10,296	27,796
Cash and cash equivalents	695	891
Securities	863	704
Consumers and traders	4,564	4,092
Financial assets of the concession	1,124	1,070
Contractual assets	180	131
Tax offsetable	99	124
Income tax and Social Contribution tax recoverable	632	387
Dividends receivable	41	120
Restricted cash	16	91
Inventories	38	36
Advances to suppliers	30	7
Refund tariff subsidies	415	30
Low Income Subsidy	29	69
Derivative financial instruments – Swaps	216	90
Other credits	96	19,446
Assets classified as held for sale	1,258	32,058
NON-CURRENT	39,765	109
Securities	12	109
Consumers and traders	80	81
Tax offsetable	2,534	2,501
Income and Social Contribution taxes recoverable	6,308	242
income tax and Social Contribution tax	1,960	2,152
Escrow deposits in legal actions	—	—
Derivative financial instruments – Swaps	1,654	744
Other credits	718	1,031
Financial assets of the concession	4,991	4,927
Contractual assets	1,724	1,598
Investments	5,585	5,235
Property, plant and equipment	2,560	2,661
Intangible assets	11,639	10,777
TOTAL ASSETS	50,061	59,854

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	9M19	2018
CURRENT	7,774	23,393
Suppliers	2,059	1,801
Regulatory charges	480	514
Profit sharing	110	79
Taxes	334	410
Income tax and Social Contribution tax	111	112
Interest on Equity, and dividends, payable	767	864
Loans and financings	2,769	2,198
Payroll and related charges	252	284
Post-retirement liabilities	281	253
Other obligations	517	528
Liabilities classified as held for sale	0	16,272
NON-CURRENT	94	78
Regulatory charges	162	178
Loans and financings	12,415	12,574
Taxes	2	29
Income tax and Social Contribution tax	919	728
Provisions	1,852	641
Post-retirement liabilities	4,808	4,736
PASEP / COFINS to be returned to consumers	4,155	1,124
Derivative financial instruments	452	419
Leasing - rights of use	213	0
Others	98	94
TOTAL EQUITY	17,211	15,938
Share capital	7,294	7,294
Capital reserves	2,249	2,249
Profit reserves	6,361	6,362
Equity valuation adjustments	-1,344	-1,327
Subscription of shares, to be capitalized	2,647	0
Non-Controlling Interests	4	1,360
TOTAL LIABILITIES AND EQUITY	50,061	59,854

6. PRESENTATION OF 3Q19 RESULTS

RESULTSRESULTS

Disclaimer Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control. Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these andother factors, our real results may differ significantly from those indicated in or implied by such statements. The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC). In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.Disclaimer Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control. Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these andother factors, our real results may differ significantly from those indicated in or implied by such statements. The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation. To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC). In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

Highlights Cemig quality indicators th Cemig GT - 4 Auction to Provision for social Gain on disposal and re- purchase renewable- security contributions measurement of equity source supply on profit shares interestHighlights Cemig quality indicators th Cemig GT - 4 Auction to Provision for social Gain on disposal and re- purchase renewable- security contributions measurement of equity source supply on profit shares interest

¾ ƒƒƒ Provision for tax claim 4 – Social Security contributions on profit shares The federal tax authority opened administrative and judicial proceedings against Cemig relating to: Social security contributions on profit sharing payments, in 1999–2016. The authority argues that Cemig had not complied with Law 10101/2000, by allegedly not previously established clear rules and objectives for distribution of these amounts. The chances of loss in this dispute have been reassessed, from ‘possible’ to ‘probable’. Amounts provisioned – R$ ’000 Cemig H Cemig D Cemig GT Total 160,259 763,729 258,625 1,182,613 Impact on net profit (R$ ’000 ) 116,277 566,833 179,252 862,313¾ ƒƒƒ Provision for tax claim 4 – Social Security contributions on profit shares The federal tax authority opened administrative and judicial proceedings against Cemig relating to: Social security contributions on profit sharing payments, in 1999–2016. The authority argues that Cemig had not complied with Law 10101/2000, by allegedly not previously established clear rules and objectives for distribution of these amounts. The chances of loss in this dispute have been reassessed, from ‘possible’ to ‘probable’. Amounts provisioned – R$ ’000 Cemig H Cemig D Cemig GT Total 160,259 763,729 258,625 1,182,613 Impact on net profit (R$ ’000 ) 116,277 566,833 179,252 862,313

9 ƒƒ th 4 auction to acquire renewable supply 5 Successful auctions to buy incentive-bearing supply – solar and/or wind – in the Free Market Incentive is 50% discount on TUSD and TUST. Total acquired: 798.97 MW average Auctions Period of Date MW Start average supply st 1 Jun. 6, 2018 431.49 Jan. 2022 20 years nd 2 Oct. 4, 2018 152.50 Jan. 2022 20 years rd 3 Sep. 13, 2019 196.98 Jan. 2023 19 years th 4 Nov. 14, 2019 18.00 Jan. 2023 19 years Total 798.97 MW average9 ƒƒ th 4 auction to acquire renewable supply 5 Successful auctions to buy incentive-bearing supply – solar and/or wind – in the Free Market Incentive is 50% discount on TUSD and TUST. Total acquired: 798.97 MW average Auctions Period of Date MW Start average supply st 1 Jun. 6, 2018 431.49 Jan. 2022 20 years nd 2 Oct. 4, 2018 152.50 Jan. 2022 20 years rd 3 Sep. 13, 2019 196.98 Jan. 2023 19 years th 4 Nov. 14, 2019 18.00 Jan. 2023 19 years Total 798.97 MW average

9 99 ƒƒ Recalculation of DEC 6 Aneel served infringement notice on Cemig Disagreement on details of method used for calculation of the indicators for 2016 and 2017 Cemig was fined R$ 29 million. In October 2019 Cemig re-presented calculation of the indicators to Aneel. Indicators remained within the required limits. 11.62 11.32 11.03 10.73 11.57 11.18 10.42 2.23 2.16 1.85 7.98 1.58 9.34 9.02 8.57 9M19 6.4 2016 2017 2018 2019 DECi - Accidental DECi - Programmed DECi Upper limit++9 99 ƒƒ Recalculation of DEC 6 Aneel served infringement notice on Cemig Disagreement on details of method used for calculation of the indicators for 2016 and 2017 Cemig was fined R$ 29 million. In October 2019 Cemig re-presented calculation of the indicators to Aneel. Indicators remained within the required limits. 11.62 11.32 11.03 10.73 11.57 11.18 10.42 2.23 2.16 1.85 7.98 1.58 9.34 9.02 8.57 9M19 6.4 2016 2017 2018 2019 DECi - Accidental DECi - Programmed DECi Upper limit++

9999 ƒƒ Disposal of shares in Light 7 Cemig maintains commitment to execute its Disinvestment Program Sold: 33,333,333 shares in Light at R$ 18.75 per share. Total: R$ 625 million. Gain from the disposal of this position was R$ 224 million. Capital gain: R$ 73 million. Result of remeasurement: R$ 151 million. Other stockholders 22.6% 6.3% 71.1%9999 ƒƒ Disposal of shares in Light 7 Cemig maintains commitment to execute its Disinvestment Program Sold: 33,333,333 shares in Light at R$ 18.75 per share. Total: R$ 625 million. Gain from the disposal of this position was R$ 224 million. Capital gain: R$ 73 million. Result of remeasurement: R$ 151 million. Other stockholders 22.6% 6.3% 71.1%

Electricity market of 3Q19 - GWh 8 Cemig D Cemig GT 2.2% Market of Cemig GT Cemig D: Billed market + Transmission 0.1% 92 88 4.5% 7,908 7,730 880 868 1.4% 11,168 11,153 10.3% 582 1,060 1,056 522 0.4% 1,477 1,500 1.6% 4.7% 2,611 4,869 2,489 4,898 0.6% 1.7% 5,166 5,078 0.7% 0.1% 4,715 4,719 6,299 6,255 2.5% 2,497 2,559 3Q18* 3Q19 3Q18 3Q19 Free Clients Free Market 3Q18 3Q19 Regulated Market Residential Industrial Commercial Sales in Free Market: traders and generators; and Final consumers Transported Rural Other Distributors ‘bilateral’ contracts with other agents. * Includes sales of: Cemig PCH, Horizontes, Sá Carvalho, Rosal, and the Praias de Parajuru and Volta do Rio Wind farms.Electricity market of 3Q19 - GWh 8 Cemig D Cemig GT 2.2% Market of Cemig GT Cemig D: Billed market + Transmission 0.1% 92 88 4.5% 7,908 7,730 880 868 1.4% 11,168 11,153 10.3% 582 1,060 1,056 522 0.4% 1,477 1,500 1.6% 4.7% 2,611 4,869 2,489 4,898 0.6% 1.7% 5,166 5,078 0.7% 0.1% 4,715 4,719 6,299 6,255 2.5% 2,497 2,559 3Q18* 3Q19 3Q18 3Q19 Free Clients Free Market 3Q18 3Q19 Regulated Market Residential Industrial Commercial Sales in Free Market: traders and generators; and Final consumers Transported Rural Other Distributors ‘bilateral’ contracts with other agents. * Includes sales of: Cemig PCH, Horizontes, Sá Carvalho, Rosal, and the Praias de Parajuru and Volta do Rio Wind farms.

99 ƒ Consolidated net revenue in 3Q19 9 R$ mn Cemig, Consolidated Cemig D Cemig GT 3Q18–3Q19: –2.9% 3Q18–3Q19: 0.2% 3Q18–3Q19: –4.3% 1,846 6,252 1,766 6,071 3,915 3,909 3Q18 3Q19 3Q18 3Q19 3Q18 3Q19 CVA and Other financial components: Total impacting revenue in 3Q19 is down R$ 668 million compared to 3Q18. In 3Q19 – Negative item: (–) R$ 35 million In 3Q18 – Positive item (gain): (+) R$ 633 million 99 ƒ Consolidated net revenue in 3Q19 9 R$ mn Cemig, Consolidated Cemig D Cemig GT 3Q18–3Q19: –2.9% 3Q18–3Q19: 0.2% 3Q18–3Q19: –4.3% 1,846 6,252 1,766 6,071 3,915 3,909 3Q18 3Q19 3Q18 3Q19 3Q18 3Q19 CVA and Other financial components: Total impacting revenue in 3Q19 is down R$ 668 million compared to 3Q18. In 3Q19 – Negative item: (–) R$ 35 million In 3Q18 – Positive item (gain): (+) R$ 633 million

Operating costs and expenses – consolidated 10 R$ mn Changes, 3Q18–3Q19 17.5% 1,092 0.69% PMSO 133 45 44 36 34 24 6,486 5,522 -4 -15 -20 -17 -459 3Q18 3Q19Operating costs and expenses – consolidated 10 R$ mn Changes, 3Q18–3Q19 17.5% 1,092 0.69% PMSO 133 45 44 36 34 24 6,486 5,522 -4 -15 -20 -17 -459 3Q18 3Q19

PMSO 11 R$ mn 925 887 723 743 734 728 717 3Q18–3Q19 PMSO 707 700 676 649 0.69% 542 422 400 359 349 344 332 308 312 304 3Q18–3Q19 Personnel 352 1.30% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19PMSO 11 R$ mn 925 887 723 743 734 728 717 3Q18–3Q19 PMSO 707 700 676 649 0.69% 542 422 400 359 349 344 332 308 312 304 3Q18–3Q19 Personnel 352 1.30% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19

Cemig D: Ebitda, Opex: regulatory vs. real – 9M19 12 109 2,927 129 824 R$ mn 485 764 764 2,133 Opex: Profit shares 26 94 206 Regulatory vs. Real 2,163 Opex Regulatory vs. Real adj 137.2% 101.4% Opex Difference: R$ 794mn Difference: R$ 30mn Regulatory PMSO Pension Voluntary Fines, etc. Provisions AFDA* Real Profit plan Retirement shares Program ( * Allowance for doubtful accounts ) 62 30 1,691 764 1,598 R$ mn 830 126 Ebitda: 65 Adjusted vs. Regulatory, Ebitda 94.5% Difference: R$ -93mn Regulatory Other revenues Opex Provisions for Non- Other Adjustment Real Ebitda Ebitda profit sharing technical losses differences ICMS* case * Exclusion of ICMS tax from the taxable base for Pasep and Cofins taxesCemig D: Ebitda, Opex: regulatory vs. real – 9M19 12 109 2,927 129 824 R$ mn 485 764 764 2,133 Opex: Profit shares 26 94 206 Regulatory vs. Real 2,163 Opex Regulatory vs. Real adj 137.2% 101.4% Opex Difference: R$ 794mn Difference: R$ 30mn Regulatory PMSO Pension Voluntary Fines, etc. Provisions AFDA* Real Profit plan Retirement shares Program ( * Allowance for doubtful accounts ) 62 30 1,691 764 1,598 R$ mn 830 126 Ebitda: 65 Adjusted vs. Regulatory, Ebitda 94.5% Difference: R$ -93mn Regulatory Other revenues Opex Provisions for Non- Other Adjustment Real Ebitda Ebitda profit sharing technical losses differences ICMS* case * Exclusion of ICMS tax from the taxable base for Pasep and Cofins taxes

Ebitda – 3Q19 13 R$ mn Cemig D Cemig GT Cemig, Consolidated 3Q18–3Q19% 3Q18–3Q19 72.5% 3Q18–3Q19 87.8% Ebitda of Cemig D Ebitda of Cemig GT 3Q18–3Q19 Adjusted: 34.9% 3Q18 to 3Q19 Adjusted 21.5% 3Q18–3Q19 Adjusted: 9.1% 334 258 309 2 275 1,183 984 618 763 902 458 76 110 3Q18 3Q19 Provisions 3Q19 3Q18 3Q19 adju Ga sted in on disposProvi al* sions - 3Q19 -145 3Q18 3Q19 Gain on Provisions 3Q19 adjusted - profit profit… adjusted disposal* - profit sharing sharing 3Q18 3Q19 Provisions - 3Q19 case adjusted profit sharing case • Disposal of interest in and control of Light – details in Note 36 to the financial statements. Ebitda – 3Q19 13 R$ mn Cemig D Cemig GT Cemig, Consolidated 3Q18–3Q19% 3Q18–3Q19 72.5% 3Q18–3Q19 87.8% Ebitda of Cemig D Ebitda of Cemig GT 3Q18–3Q19 Adjusted: 34.9% 3Q18 to 3Q19 Adjusted 21.5% 3Q18–3Q19 Adjusted: 9.1% 334 258 309 2 275 1,183 984 618 763 902 458 76 110 3Q18 3Q19 Provisions 3Q19 3Q18 3Q19 adju Ga sted in on disposProvi al* sions - 3Q19 -145 3Q18 3Q19 Gain on Provisions 3Q19 adjusted - profit profit… adjusted disposal* - profit sharing sharing 3Q18 3Q19 Provisions - 3Q19 case adjusted profit sharing case • Disposal of interest in and control of Light – details in Note 36 to the financial statements.

Net profit, 3Q19 14 R$ mn Cemig, Consolidated Cemig GT Cemig D 3Q18–3Q19% 3Q18–3Q19% 3Q18–3Q19 119.7% 3Q18–3Q19 Adjusted: 45.3% 3Q18–3Q19 Adjusted: 49.4% 3Q18–3Q19% 224 862 251 566 356 168 245 45 179 -282 -61 -315 -134 3Q18 3Q19 Gain on Provision - 3Q19 adjusted disposal* profit sharing 3Q18 3Q19 adjusted Provision - 3Q19 case profit sharing 3Q18 3Q19 adjusted Provision – 3Q19 case profit sharing case • Disposal of interest in and control of Light – details in Note 36 to the financial statements. Net profit, 3Q19 14 R$ mn Cemig, Consolidated Cemig GT Cemig D 3Q18–3Q19% 3Q18–3Q19% 3Q18–3Q19 119.7% 3Q18–3Q19 Adjusted: 45.3% 3Q18–3Q19 Adjusted: 49.4% 3Q18–3Q19% 224 862 251 566 356 168 245 45 179 -282 -61 -315 -134 3Q18 3Q19 Gain on Provision - 3Q19 adjusted disposal* profit sharing 3Q18 3Q19 adjusted Provision - 3Q19 case profit sharing 3Q18 3Q19 adjusted Provision – 3Q19 case profit sharing case • Disposal of interest in and control of Light – details in Note 36 to the financial statements.

Cemig, consolidated: debt profile 15 Maturities timetable – Average tenor: 4.4 years Main indexors Total net debt: R$ 13.6 billion 6,720 42% 31% 2% 25% 2,333 1,795 1,177 973 797 650 CDI IPCA US Dollar Others 2019 2020 2021 2022 2023 2024 2025 Main indexors Cost of debt – % Net debt 15.89 4.98 14.28 3.52 3.46 3.01 3.03 2.82 Adjusted 9.32 9.09 9.12 Ebitda* 9.04 7.96 50.4 46.1 44.3 43.2 44.1 39.8 8.40 Net debt 6.01 5.23 5.53 4.84 4.58 3.74 Stockholders’ 2015 2016 2017 2018 Mar-19 Jun-19 Sep-19 equity + Net 2016 2017 2018 Mar-19 Jun-19 Sep-19 debt Real Nominal * Adjustments: ICMS tax ruling, discontinued operation, Renova provision, profit sharing.Cemig, consolidated: debt profile 15 Maturities timetable – Average tenor: 4.4 years Main indexors Total net debt: R$ 13.6 billion 6,720 42% 31% 2% 25% 2,333 1,795 1,177 973 797 650 CDI IPCA US Dollar Others 2019 2020 2021 2022 2023 2024 2025 Main indexors Cost of debt – % Net debt 15.89 4.98 14.28 3.52 3.46 3.01 3.03 2.82 Adjusted 9.32 9.09 9.12 Ebitda* 9.04 7.96 50.4 46.1 44.3 43.2 44.1 39.8 8.40 Net debt 6.01 5.23 5.53 4.84 4.58 3.74 Stockholders’ 2015 2016 2017 2018 Mar-19 Jun-19 Sep-19 equity + Net 2016 2017 2018 Mar-19 Jun-19 Sep-19 debt Real Nominal * Adjustments: ICMS tax ruling, discontinued operation, Renova provision, profit sharing.

Cemig D – Debt profile 16 Maturities timetable – Average tenor: 4.1 years Main indexors Total net debt: R$ 5.6 billion 62% 1,080 973 802 778 777 738 524 1% 37% 88 2019 2020 2021 2022 2023 2024 2025 2026 CDI IPCA Others Cost of debt – % Leverage – % 15.87 14.31 Net debt 12.55 Adjusted 5.84 9.28 3.49 8.93 8.94 8.86 2.99 3.06 2.91 Ebitda* 6.65 68.5 56.5 53.5 51.5 8.06 48.4 46.0 Net debt 5.87 5.37 5.08 4.56 4.01 3.68 Stockholders’ equity + Net 2015 2016 2017 2018 Mar-19 Jun-19 Sep-19 debt 2016 2017 2018 Mar-19 Jun-19 Sep-19 Real Nominal * Adjustments for ICMS tax ruling.Cemig D – Debt profile 16 Maturities timetable – Average tenor: 4.1 years Main indexors Total net debt: R$ 5.6 billion 62% 1,080 973 802 778 777 738 524 1% 37% 88 2019 2020 2021 2022 2023 2024 2025 2026 CDI IPCA Others Cost of debt – % Leverage – % 15.87 14.31 Net debt 12.55 Adjusted 5.84 9.28 3.49 8.93 8.94 8.86 2.99 3.06 2.91 Ebitda* 6.65 68.5 56.5 53.5 51.5 8.06 48.4 46.0 Net debt 5.87 5.37 5.08 4.56 4.01 3.68 Stockholders’ equity + Net 2015 2016 2017 2018 Mar-19 Jun-19 Sep-19 debt 2016 2017 2018 Mar-19 Jun-19 Sep-19 Real Nominal * Adjustments for ICMS tax ruling.

Cemig GT – debt profile 17 Maturities timetable – Average tenor: 4.4 years Main indexors Total net debt: R$ 7.5 billion 77% 6,196 2% 8% 13% 634 502 618 348 0 CDI IPCA Dólar Others 2019 2020 2021 2022 2023 2024 Hedge instrument transformed debt in US dollars into percentage of CDI rate, within an FX variation band. Cost of debt – % Leverage – % Net debt 16.03 14.41 5.60 5.14 Adjusted 3.78 3.95 3.58 9.36 9.46 9.30 9.23 9.12 Ebitda* 62.9 60.6 60.7 8.59 57.7 Net debt 56.4 6.14 5.77 5.89 55.1 5.45 4.71 3.66 Stockholders’ 2015 2016 2017 2018 Mar-19 Jun-19 Sep-19 equity + Net debt 2016 2017 2018 Mar-19 Jun-19 Sep-19 Real Nominal * Adjustments for: ICMS tax ruling, Renova provision.Cemig GT – debt profile 17 Maturities timetable – Average tenor: 4.4 years Main indexors Total net debt: R$ 7.5 billion 77% 6,196 2% 8% 13% 634 502 618 348 0 CDI IPCA Dólar Others 2019 2020 2021 2022 2023 2024 Hedge instrument transformed debt in US dollars into percentage of CDI rate, within an FX variation band. Cost of debt – % Leverage – % Net debt 16.03 14.41 5.60 5.14 Adjusted 3.78 3.95 3.58 9.36 9.46 9.30 9.23 9.12 Ebitda* 62.9 60.6 60.7 8.59 57.7 Net debt 56.4 6.14 5.77 5.89 55.1 5.45 4.71 3.66 Stockholders’ 2015 2016 2017 2018 Mar-19 Jun-19 Sep-19 equity + Net debt 2016 2017 2018 Mar-19 Jun-19 Sep-19 Real Nominal * Adjustments for: ICMS tax ruling, Renova provision.

Investor Relations Tel: +55 (31) 3506-5024 ri@cemig.com.br http://ri.cemig.com.br.Investor Relations Tel: +55 (31) 3506-5024 ri@cemig.com.br http://ri.cemig.com.br.

7. MATERIAL ANNOUNCEMENT DATED DECEMBER 17, 2019: RENOVA FILES RECOVERY PLAN

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova files Recovery Plan

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today, Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“

In compliance with CVM Instruction 358/2002, Renova Energia S.A. – in Judicial Recovery (RNEW3; RNEW4 and RNEW11) (‘the Company’ or ‘Renova’), informs its stockholders and the public that on today’s date it has filed its Recovery Plan in its proceedings on Judicial Recovery, Nº 1103257-54.2019.8.26.0100, before the 2nd Bankruptcy and Judicial Recovery Court of the Legal District of São Paulo State.

All the documents required by the Corporate Law and the applicable CVM rules, related to the subject of this Material Announcement are available to stockholders of the Company at (www.ri.renovaenergia.com.br). All this material is also available in copy on the Empresas.NET system of the CVM (www.cvm.com.br) and on the website of B3 (www.b3.com.br).

The Company reiterates its commitment to keeping stockholders and the market in general fully and timely informed in accordance with the applicable legislation.        ”

Belo Horizonte, December 17, 2019

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. NOTICE TO STOCKHOLDERS DATED DECEMBER 18, 2019: PAYMENTS OF INTEREST ON EQUITY

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Payments of Interest on Equity

Cemig advises its stockholders:

The Executive Board has decided that the Company will pay Interest on Equity in the amount of R$ 400,000,000.00 (four hundred million Reais), corresponding to R$ 0.27431232108 per share, to be accounted as part of the minimum obligatory dividend for 2019. Of this amount income tax of 15% will be withheld at source, in accordance with the legislation, except for stockholders exempt from this retention, in accordance with the legislation.

For shares traded on the São Paulo stock exchange (B3), this benefit will be paid to stockholders of record on December 23, 2019, in two equal installments, by June 30, 2020 and December 30, 2020. The shares will trade ‘ex–’ these rights on December 26, 2019.

Stockholders whose shares are not held in custody by CBLC and whose registration details are not up to date should visit any branch of Banco Itaú Unibanco S.A. (the institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, December 18, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MATERIAL ANNOUCEMENT DATED DECEMBER 27, 2019: RENOVA OBTAINS AUTHORIZATION TO CONTRACT DIP LOAN

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova obtains authorization to contract DIP loan

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Renova Energia S.A. (‘Renova’) today published the following Material Announcement:

“

Renova Energia S.A. – In Judicial Recovery (RNEW3; RNEW 4 and RNEW11) (‘the Company’ or ‘Renova’), in accordance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the public as follows:

On today’s date the 2nd Court for Bankruptcies and Judicial Recovery of the Legal District of São Paulo State, in Judicial Recovery proceedings Nº 1103257-54.2019.8.26.0100, gave authorization for contracting of a debtor-in-possession (‘DIP’) loan with Companhia Energética de Minas Gerais – CEMIG, in the amount of R$ 6,500,000.00, necessary to support the essential expenses for maintaining the activities of the Company and its subsidiaries. The terms of the DIP obey the precise parameters and limitations established by the 2nd Court for Bankruptcies and Judicial Recovery of the Legal District of São Paulo State.

All the documents required by the Corporate Law, and the applicable CVM rules, related to the subject of this Material Announcement are available to stockholders of the Company on its website – at www.ri.renovaenergia.com.br. All this material is also available in copy on the Empresas.NET system of the CVM (www.cvm.com.br) and on the website of the B3 (www.b3.com.br).

The Company reiterates its commitment to keeping stockholders and the market duly and timely informed in accordance with the applicable legislation.        ”

Belo Horizonte, December 27, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. 2Q19 FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS	83
1. OPERATING CONTEXT	83
2. BASIS OF PREPARATION	84
3. PRINCIPLES OF CONSOLIDATION	88
4. CONCESSIONS AND AUTHORIZATIONS	89
5. CASH AND CASH EQUIVALENTS	90
6. MARKETABLE SECURITIES	90
7. CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS	91
8. RECOVERABLE TAXES	92
9. PIS/PASEP AND COFINS TAXES CREDITS OVER ICMS – FINAL COURT JUDGMENT	93
10. INCOME AND SOCIAL CONTRIBUTION TAXES	95
11. RESTRICTED CASH	98
12. ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS	98
13. ESCROW DEPOSITS	98
14. REIMBURSEMENT OF TARIFF SUBSIDIES	99
15. CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES	99
16. CONCESSION CONTRACT ASSETS	105
17. INVESTMENTS	107
18. PROPERTY, PLANT AND EQUIPMENT	117
19. INTANGIBLE ASSETS	119
20. LEASING TRANSACTIONS	121
21. SUPPLIERS	123
22. TAXES AND AMOUNTS TO BE RESTITUTED TO CUSTOMERS	123
23. LOANS, FINANCINGS AND DEBENTURES	124
24. REGULATORY CHARGES	129
25. POST-EMPLOYMENT OBLIGATIONS	130
26. PROVISIONS	131
27. EQUITY AND REMUNERATION TO SHAREHOLDERS	139
28. SUBSIDIARIES WITH SIGNIFICANT INTERESTS HELD BY NON-CONTROLLING SHAREHOLDERS	141
29. REVENUE	142
30. OPERATING COSTS AND EXPENSES	147
31. FINANCE INCOME AND EXPENSES	153
32. RELATED PARTY TRANSACTIONS	155
33. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	159
34. THE ANNUAL TARIFF ADJUSTMENT FOR CEMIG D	172
35. OPERATING SEGMENTS	172
36. ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS	177
37. NON-CASH TRANSACTIONS	179
38. SUBSEQUENT EVENTS	179

CONSOLIDATED RESULTS	181
OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL	196
INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION—ITR	203

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

ASSETS

(Thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
CURRENT
Cash and cash equivalents	5	748,540	890,804	35,146	54,330
Marketable Securities	6	665,710	703,551	91,498	80,781
Customers and traders and concession holders – Transport of energy	7	4,498,657	4,091,722	2,713	5,813
Concession financial and sector assets	15	1,239,932	1,070,384	—	—
Contract assets	16	131,989	130,951	—	—
Recoverable taxes	8	99,359	124,183	3,026	3,020
Income and Social Contribution taxes recoverable	10a	8,143	386,668	—	41,274
Dividends receivable	32	45,519	119,743	936,555	945,584
Restricted cash	11	100,936	90,993	129	129
Inventories		33,592	35,619	10	10
Advances to suppliers		30,198	6,785	—	—
Reimbursement of tariff subsidy payments	14	96,373	90,845	—	—
Low-income subsidy		27,696	30,232	—	—
Derivative financial instruments	33	114,916	69,643	—	—
Others		399,065	507,918	9,608	13,801

		8,240,625	8,350,041	1,078,685	1,144,742
Assets classified as held for sale	36	19,376,525	19,446,033	1,573,967	1,573,967

TOTAL, CURRENT		27,617,150	27,796,074	2,652,652	2,718,709

NON-CURRENT
Marketable Securities	6	12,256	108,683	—	10,691
Advances to suppliers		20,150	87,285	—	—
Customers and traders and concession holders – Transport of energy	7	84,808	80,889	—	—
Recoverable taxes	8	6,235,934	242,356	488,098	3,672
Income and Social Contribution taxes recoverable	9a	2,102	5,516	409	2,401
Deferred income tax and Social Contribution tax	9c	1,898,417	2,146,863	778,178	809,270
Escrow deposits	13	2,487,900	2,501,512	304,309	326,345
Derivative financial instruments	33	1,269,354	743,692	—	—
Accounts receivable from Minas Gerais State	12	238,428	245,566	238,428	245,566
Concession financial and sector assets	15	4,909,814	4,927,498	—	—
Contract assets	16	1,692,113	1,597,996	—	—
Investments	17	5,286,346	5,234,578	14,885,254	12,405,706
Property, plant and equipment	18	2,603,120	2,661,585	2,055	2,250
Intangible assets	19	10,718,616	10,777,191	5,293	6,125
Leasing – rights of use	20	306,052	—	5,303	—
Others		173,423	697,389	25,713	35,756

TOTAL NON-CURRENT		37,938,833	32,058,599	16,733,040	13,847,782

TOTAL ASSETS		65,555,983	59,854,673	19,385,692	16,566,491

The Condensed Explanatory Notes are an integral part of the Interim financial information.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

LIABILITIES

(Thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
CURRENT
Suppliers	21	1,840,794	1,801,252	7,562	9,285
Regulatory charges	24	510,867	514,412	5,660	5,671
Employees’ and managers’ profit shares		133,462	78,759	6,461	4,813
Taxes payable	22a	334,636	409,825	7,230	45,014
Income tax and Social Contribution tax	22b	542,010	112,063	57,308	—
Interest on Capital, and dividends, payable		767,593	863,703	765,266	861,420
Loans, financings and debentures	23	2,949,083	2,197,566	—	—
Payroll and related charges		256,310	283,730	12,858	17,446
Post-employment obligations	25	277,531	252,688	23,093	13,774
Leasing	20	91,572	—	2,646	—
Advances from customers	7	—	79,405	—	—
Payable to related parties	32	—	—	376,363	408,114
Other obligations		481,443	527,942	2,785	12,084

		8,185,301	7,121,345	1,267,232	1,377,621
Liabilities directly related to assets held for sale	36	16,162,392	16,272,239	—	—

TOTAL, CURRENT		24,347,693	23,393,584	1,267,232	1,377,621

NON-CURRENT
Regulatory charges	24	164,286	178,525	—	—
Loans, financings and debentures	23	10,927,306	12,574,262	46,704	45,081
Taxes payable	22a	30,606	29,396	—	—
Deferred income and Social Contribution	10b	890,476	728,419	—	—
Provisions	26	687,801	640,671	74,017	64,204
Post-employment obligations	25	4,780,053	4,735,656	500,488	495,677
Pasep and Cofins taxes to be reimbursed to customers	22a	4,110,513	1,123,680	—	—
Derivative financial instruments – Options	33b	441,094	419,148	—	—
Leasing		219,640	—	2,554	—
Other obligations		96,223	92,005	5,185	5,189

TOTAL, NON-CURRENT		22,347,998	20,521,762	628,948	610,151

TOTAL LIABILITIES		46,695,691	43,915,346	1,896,180	1,987,772

SHAREHOLDERS’ EQUITY	27
Share capital		7,293,763	7,293,763	7,293,763	7,293,763
Capital reserves		2,249,721	2,249,721	2,249,721	2,249,721
Profit reserves		6,360,856	6,362,022	6,360,856	6,362,022
Equity valuation adjustments		(1,339,234)	(1,326,787)	(1,339,234)	(1,326,787)
Retained earnings		2,924,406	—	2,924,406	—
ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	27	17,489,512	14,578,719	17,489,512	14,578,719

ATTRIBUTABLE TO NON-CONTROLLING STOCKHOLDER		1,370,780	1,360,608	—	—

SHAREHOLDERS’ EQUITY		18,860,292	15,939,327	17,489,512	14,578,719

TOTAL LIABILITIES AND EQUITY		65,555,983	59,854,673	19,385,692	16,566,491

The Condensed Explanatory Notes are an integral part of the Interim financial information.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(In thousands of Brazilian Reais – except Net earnings per share)

	Note	Consolidated		Parent company
		Jan to Jun 2019	Jan to Jun 2018	Jan to Jun 2019	Jan to Jun 2018
CONTINUING OPERATIONS
NET REVENUE	29	12,929,971	10,541,969	186,932	146
OPERATING COSTS
COST OF ENERGY AND GAS	30
Energy bought for resale		(5,120,200)	(5,082,598)	—	—
Charges for use of the national grid		(701,171)	(808,580)	—	—
Gas bought for resale		(725,162)	(556,459)	—	—

		(6,546,533)	(6,447,637)	—	—
OTHER COSTS	30
Personnel and managers		(534,273)	(532,260)	—	—
Materials		(34,076)	(22,966)	—	—
Outsourced services		(512,676)	(413,971)	—	—
Depreciation and amortization		(407,737)	(374,523)	—	—
Operating provisions		(100,827)	(1,901)	—	—
Infrastructure construction cost		(465,225)	(383,643)	—	—
Others		(31,795)	(41,227)	—	—

		(2,086,609)	(1,770,491)	—	—
TOTAL COST		(8,633,142)	(8,218,128)	—	—
GROSS PROFIT		4,296,829	2,323,841	186,932	146
OPERATING EXPENSES	30
Selling expenses		(126,978)	(167,557)	—	—
General and administrative expenses		(286,038)	(313,117)	(36,886)	(34,438)
Operating provisions		(692,966)	(102,795)	(35,845)	(78,189)
Other operating expenses		(500,677)	(256,325)	(32,794)	(29,545)

		(1,606,659)	(839,794)	(105,525)	(142,172)
Share of (loss) profit of associates and joint ventures, net	17	103,500	(26,233)	2,672,831	529,803

Operating profit before financial revenue (expenses) and taxes		2,793,670	1,457,814	2,754,238	387,777
Finance income	31	2,622,988	491,169	305,114	18,792
Finance expenses	31	(815,961)	(1,345,801)	(18,451)	(3,085)

Income before finance income (expenses) and taxes		4,600,697	603,182	3,040,901	403,484
Current income and social contribution taxes	10c	(1,278,146)	(196,419)	(97,959)	—
Deferred income and social contribution taxes	10c	(410,326)	25,574	(31,092)	38,569

Net income for the period from continuing operations		2,912,225	432,337	2,911,850	442,053

DISCONTINUED OPERATIONS
Net income for the period from discontinued operations		—	21,372	—	11,358

NET INCOME FOR THE PERIOD		2,912,225	453,709	2,911,850	453,411

Net income for the period attributed to:
Equity holders of the parent
Net income from continuing operations		2,911,850	432,039	2,911,850	442,053
Net income from discontinued operations		—	21,372	—	11,358

Net income for the period attributed to equity holders of the parent		2,911,850	453,411	2,911,850	453,411

Interest of non-controlling shareholders	28
Net income from continuing operations		375	298	—	—
Net income from discontinued operations		—	—	—	—

Net income for the period attributed to non-controlling shareholders		375	298	—	—

		2,912,225	453,709	2,911,850	453,411

Basic and diluted profit per preferred share, R$	27	2.00	0.31	2.00	0.31
Basic and diluted profit per common share, R$	27	2.00	0.31	2.00	0.31
The Condensed Explanatory Notes are an integral part of the Interim financial information.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(In thousands of Brazilian Reais – except Net earnings per share)

	Note	Consolidated		Parent company
		Apr to Jun 2019	Apr to Jun 2018	Apr to Jun 2019	Apr to Jun 2018
CONTINUING OPERATIONS
NET REVENUE	29	7,016,793	5,606,538	184,195	73
OPERATING COSTS
COST OF ENERGY AND GAS	30
Energy bought for resale		(2,526,019)	(2,818,905)	—	—
Charges for use of the national grid		(367,375)	(416,038)	—	—
Gas bought for resale		(330,180)	(293,225)	—	—

		(3,223,574)	(3,528,168)	—	—
OTHER COSTS	30
Personnel and managers		(271,186)	(291,458)	—	—
Materials		(21,604)	(15,811)	—	—
Outsourced services		(292,920)	(243,201)	—	—
Depreciation and amortization		(212,827)	(179,837)	—	—
Operating provisions		(100,193)	10,876	—	—
Infrastructure construction cost		(266,107)	(202,974)	—	—
Others		(29,635)	(37,941)	—	—

		(1,194,472)	(960,346)	—	—
TOTAL COST		(4,418,046)	(4,488,514)	—	—
GROSS PROFIT		2,598,747	1,118,024	184,195	73
OPERATING EXPENSES	30
Selling expenses		(47,627)	(91,374)	—	—
General and administrative expenses		(63,328)	(96,468)	(15,019)	(24,842)
Operating provisions		(663,945)	(59,109)	(17,832)	(38,878)
Other operating expenses		(296,739)	(124,165)	(16,438)	(15,170)

		(1,071,639)	(371,116)	(49,289)	(78,890)
Share of (loss) profit of associates and joint ventures, net		36,274	(83,107)	1,837,876	31,433

Operating profit before financial revenue (expenses) and taxes		1,563,382	663,801	1,972,782	(47,384)
Finance income	31	2,272,470	249,315	302,108	7,544
Finance expenses	31	(363,883)	(946,147)	(8,786)	(2,191)
Income before finance income (expenses) and taxes		3,471,969	(33,031)	2,266,104	(42,031)
Current income and social contribution taxes	10c	(973,424)	(11,393)	(97,959)	—
Deferred income and social contribution taxes	10c	(383,559)	12,166	(53,371)	19,635

Net income for the period from continuing operations		2,114,986	(32,258)	2,114,774	(22,396)
DISCONTINUED OPERATIONS
Net income for the period from discontinued operations		—	21,372	—	11,358

NET INCOME FOR THE PERIOD		2,114,986	(10,886)	2,114,774	(11,038)

Net income for the period attributed to:
Equity holders of the parent
Net income from continuing operations		2,114,774	(32,410)	2,114,774	(22,396)
Net income from discontinued operations		—	21,372	—	11,358

Net income for the period attributed to equity holders of the parent		2,114,774	(11,038)	2,114,774	(11,038)

Interest of non-controlling shareholders	28
Net income from continuing operations		212	152	—	—

Net income from discontinued operations		—	—	—	—

Net income for the period attributed to non-controlling shareholders		212	152	—	—

		2,114,986	(10,886)	2,114,774	(11,038)

Basic and diluted profit per preferred share, R$	27	1.45	(0.01)	1.45	(0.01)
Basic and diluted profit per common share, R$	27	1.45	(0.01)	1.45	(0.01)

The Condensed Explanatory Notes are an integral part of the Interim financial information.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Thousands of Brazilian Reais)

	Consolidated		Parent company
	Jan to Jun 2019	Jan to Jun 2018	Jan to Jun 2019	Jan to Jun 2018
NET INCOME FOR THE PERIOD	2,912,225	453,709	2,911,850	453,411
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods
Post retirement liabilities – remeasurement of obligations of the defined benefit plans	(1,316)	(416)	—	—
Income and social contribution tax on restatement of defined benefit plans	448	—	—	—
Equity gain (loss) on other comprehensive income in subsidiary and jointly-controlled entity, net of tax	—	—	(864)	(416)

	(868)	(416)	(864)	(416)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2,911,357	453,293	2,910,986	452,995

Total of comprehensive income attributed to:
Interest of controlling shareholders	2,910,986	452,995	2,910,986	452,995
Interest of non-controlling shareholders	371	298	—	—

	2,911,357	453,293	2,910,986	452,995

The Condensed Explanatory Notes are an integral part of the Interim financial information.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Thousands of Brazilian Reais)

	Consolidated		Parent company
	Apr to Jun 2019	Apr to Jun 2018	Apr to Jun 2019	Apr to Jun 2018
NET INCOME FOR THE PERIOD	2,114,986	(10,886)	2,114,774	(11,038)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2,114,986	(10,886)	2,114,774	(11,038)

Total of comprehensive income attributed to:
Interest of controlling shareholders	2,114,774	(11,038)	2,114,774	(11,038)
Interest of non-controlling shareholders	212	152	—	—

	2,114,986	(10,886)	2,114,774	(11,038)

The Condensed Explanatory Notes are an integral part of the Interim financial information.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

R$ ’000 – except where otherwise stated

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total interest of controlling shareholders	Minority interests	Total equity
BALANCES ON DECEMBER 31, 2018	7,293,763	2,249,721	6,362,022	(1,326,787)	—	14,578,719	1,360,608	15,939,327
Proposed dividends from prior years	—	—	—	—	—	—	(489)	(489)
Prior period adjustments in jointly-controlled subsidiaries	—	—	—	—	(193)	(193)	—	(193)
Capital Increase	—	—	—	—	—	—	10,290	10,290
Reversal of reserve for tax incentives, prior periods (1)	—	—	(1,166)	—	1,166	—	—	—
Net income for the period	—	—	—	—	2,911,850	2,911,850	375	2,912,225
Other comprehensive income	—	—	—	(864)	—	(864)	(4)	(868)
Realization of deemed cost	—	—	—	(11,583)	11,583	—	—	—

BALANCES ON JUNE 30, 2019	7,293,763	2,249,721	6,360,856	(1,339,234)	2,924,406	17,489,512	1,370,780	18,860,292

(1)	Reversion of reserve for tax incentives, prior periods

	Share capital	Subscription of shares, to be capitalized	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total interest of controlling shareholders	Minority interests	Total equity
BALANCES ON DECEMBER 31, 2017	6,294,208	1,215,223	1,924,503	5,728,574	(836,522)	—	14,325,986	4,150	14,330,136
Effects of initial adoption of CPC 48	—	—	—	—	—	(181,846)	(181,846)	—	(181,846)
Subscription of shares, to be capitalized	—	109,550	—	—	—	—	109,550	—	109,550
Net income for the period	—	—	—	—	—	453,411	453,411	298	453,709
Other comprehensive income	—	—	—	—	(416)	—	(416)	—	(416)
Realization of deemed cost	—	—	—	—	410	17,111	17,521	—	17,521
Allocation of the net income for the period
Capital Payment	999,555	(999,555)	—	—	—	—	—	—	—
Tax incentives reserve		(325,218)	325,218	—	—	—	—	—	—
Interest on capital	—	—	—	—	—	—	—	(351)	(351)

BALANCES ON JUNE 30, 2018	7,293,763	—	2,249,721	5,728,574	(836,528)	288,676	14,724,206	4,097	14,728,303

The Condensed Explanatory Notes are an integral part of the Interim financial information.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Thousands of Brazilian Reais)

	Note	Consolidated		Parent company
		Jan to Jun 2019	Jan to Jun 2018	Jan to Jun 2019	Jan to Jun 2018
CASH FLOW FROM OPERATIONS
Net income for the period		2,911,850	432,039	2,911,850	442,053
Net income for the year attributed non-controlling shareholders		375	298	—	—
Expenses (revenues) not affecting cash and cash equivalents:
Deferred income tax and social contribution tax	10.d	410,326	(25,574)	31,092	(38,569)
Depreciation and amortization	30	479,299	411,300	2,398	216
Write-off of net residual value of unrecoverable Concession financial assets, PP&E and Intangible assets	15, 16, 18 and 19	8,638	14,818	—	155
Reversals of impairment provisions for contract assets	16	(26,016)	—	—	—
Share of (loss) profit, net, of associates and joint ventures	17	(103,500)	26,233	(2,672,831)	(529,803)
Updating of concession financial assets	15 and 16	(266,571)	(337,962)	—	—
Adjustment to expectation of contractual cash flow from the concession	15 and 16	(16,801)	(12,737)	—	—
Financial interest and inflation adjustment		590,478	630,443	(15,400)	(23,933)
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	9	(2,962,564)	—	(481,069)
Foreign exchange variations – loans and financings	23	(70,470)	554,278	—	—
Amortization of transaction cost of loans and financings	23	13,948	15,548	81	153
Operating provisions and estimated losses	30d	978,379	267,319	35,845	78,189
Provision for reimbursement for suspension of energy supply -Renova		(62,575)	—	—	—
Variation in fair value of derivative financial instruments – Swaps	31	(613,394)	(180,429)	—	—
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustment	15	(80,241)	(1,150,672)	—	—
Post-employment obligations	25	232,277	202,556	23,398	21,990

		1,423,438	847,458	(164,636)	(49,549)
(Increase) / decrease in assets
Customers, traders and concession holders		(537,832)	(14,147)	3,100	3,928
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustment	15	83,115	280,453	—	—
Energy Development Account (CDE)		—	(8,741)	—	—
Recoverable taxes		15,276	(45,383)	(3,357)	285
Income and social contribution taxes recoverable		8,953	(72,663)	15,901	3,652
Escrow deposits		33,518	(29,521)	28,525	9,472
Dividends received		126,791	197,247	160,864	484,408
Concession contract and financial assets	15 and 16	195,952	379,893	—	—
Advances to suppliers		43,722	(63,707)	—	—
Others		18,081	93,076	14,053	(1,110)

		(12,424)	716,507	219,086	500,635

Increase (reduction) in liabilities
Suppliers		39,542	(190,081)	(1,723)	(552)
Taxes		(123,566)	(307,204)	(37,784)	831
Income tax and social contribution tax payable		1,273,327	196,419	97,959	—
Payroll and related charges		(27,420)	15,439	(4,588)	2,869
Regulatory charges		(17,784)	(49,253)	(11)	5,836
Advances from customers		(80,862)	(88,849)	—	—
Post-employment obligations	25	(163,037)	(147,481)	(9,268)	(7,875)
Others		(77,801)	(86,407)	(18,693)	59

		822,399	(657,417)	25,892	1,168

Cash from (used by) operating activities		2,233,413	906,548	80,342	452,254
Interest paid on loans, financings and debentures	23	(706,605)	(671,651)	—	(438)
Interest in leasing contracts	20	(18,332)	—	(286)	—
Income and social contribution taxes paid		(459,345)	(292,981)	(8,495)	(38)
Cash inflows from settlement of derivatives instruments		34,138	12,981	—	—

CASH FROM (USED IN) OPERATING ACTIVITIES		1,083,269	(45,103)	71,561	451,778

Cash from (used in) discontinued operating activities		—	36,602	—	18,944

CASH FROM (USED IN) OPERATING ACTIVITIES		1,083,269	(8,501)	71,561	470,722

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	Note	Consolidated		Parent company
		Jan to Jun 2019	Jan to Jun 2018	Jan to Jun 2019	Jan to Jun 2018
CASH FLOW IN INVESTMENT ACTIVITIES
Marketable Securities		140,292	738,632	29,248	19,065
Restricted cash		(9,943)	(4,993)	—	(2,500)
Investments	17
Capital contributions in investees		(1,028)	(149,918)	(16,102)	(569,105)
Settlement received through merger		—	—	22,444	428
Property, plant and equipment	18	(34,414)	(18,641)	—	—
Intangible assets and concession contract assets – gas and distribution infrastructure	19	(360,674)	(368,570)	—	(15)
NET CASH FLOW FROM (USED IN) INVESTMENT ACTIVITIES		(265,767)	196,510	35,590	(552,127)
Net cash flow used in discontinued investment activities	36	—	(7,631)	—	—

NET CASH FLOW FROM (USED IN) INVESTMENT ACTIVITIES		(265,767)	188,879	35,590	(552,127)
CASH FLOW IN FINANCING ACTIVITIES
Proceeds from Loans, financings and debentures	23	—	395,860	—	—
Subscription of shares, to be capitalized	27	—	109,550	—	109,550
Interest on capital, and dividends, paid to controlling stockholder		(78,707)	(393)	(78,262)	(6)
Payment of Loans with related parties		—	—	(46,599)	—
Payment of loans, financing and debentures	23	(849,821)	(774,715)	—	(3,766)
Leasing liabilities paid	20	(31,238)	—	(1,474)	—

NET CASH FROM (USED IN) FINANCIAL ACTIVITIES		(959,766)	(269,698)	(126,335)	105,778
NET CHANGE IN CASH AND CASH EQUIVALENTS		(142,264)	(89,320)	(19,184)	24,373
Cash and cash equivalents at start of period	5	890,804	1,030,257	54,330	38,672

Cash and cash equivalents at end of period	5	748,540	940,937	35,146	63,045

The Condensed Explanatory Notes are an integral part of the Interim financial information.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF ADDED VALUE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Thousands of Brazilian Reais)

	Consolidated				Parent company
	Jan to Jun/2019		Jan to Jun/ 2018		Jan to Jun/2019		Jan to Jun/2018
REVENUES
Sales of energy, gas and services	16,848,601		15,214,311		4,338		161
Distribution construction revenue	382,236		378,911		—		—
Transmission construction revenue	82,989		4,732		—		—
Gain on financial updating of the Concession grant fee	176,151		156,980		—		—
Adjustment to expectation of reimbursement of distribution concession financial assets	8,967		3,066		—		—
Transmission assets – reimbursement revenue	90,420		146,519		—		—
Generation assets – reimbursement revenue	—		34,463		—		—
PIS/Pasep and Cofins taxes credits (Note 9)	1,438,563		—		183,595		—
Investment in PP&E	17,763		28,539		—		—
Other revenues	9,329		3,717		—		—
Provision for doubtful receivables	(126,978)		(162,063)		—		—

	18,928,041		15,809,175		187,933		161
INPUTS ACQUIRED FROM THIRD PARTIES
Energy bought for resale	(5,614,077)		(5,575,380)		—		—
Charges for use of national grid	(782,254)		(900,253)		—		—
Outsourced services	(754,119)		(663,913)		(11,376)		(9,377)
Gas bought for resale	(920,841)		(556,458)		—		—
Materials	(268,691)		(195,821)		(94)		3,707
Other operating costs	(972,135)		(229,758)		(38,192)		(82,895)

	(9,312,117)		(8,121,583)		(49,662)		(88,565)
GROSS VALUE ADDED RETENTIONS	9,615,924		7,687,592		138,271		(88,404)
Depreciation and amortization	(479,299)		(411,300)		(2,398)		(216)

NET ADDED VALUE PRODUCED BY THE COMPANY FROM CONTINUING OPERATIONS	9,136,625		7,276,292		135,873		(88,620)
NET ADDED VALUE PRODUCED BY THE COMPANY FROM DISCONTINUED OPERATIONS	—		21,372		—		11,358
ADDED VALUE RECEIVED BY TRANSFER
Share of (loss) profit, net, of associates and joint ventures	103,500		(26,233)		2,672,831		529,803
Financial revenues	2,622,988		491,169		305,114		18,792

ADDED VALUE TO BE DISTRIBUTED	11,863,113		7,762,600		3,113,818		471,333

DISTRIBUTION OF ADDED VALUE
		%		%		%		%
Employees	993,796	8.37	816,235	10.52	48,074	1.54	43,703	9.27
Direct remuneration	660,041	5.56	521,283	6.72	21,692	0.70	19,122	4.06
Post-employment obligations and Other benefits	280,142	2.36	236,605	3.05	24,433	0.78	21,998	4.67
FGTS fund	32,122	0.27	32,681	0.42	1,041	0.03	762	0.16
Voluntary retirement program	21,491	0.19	25,666	0.33	908	0.03	1,821	0.38
Taxes	7,114,055	59.97	5,079,531	65.44	134,003	4.31	(35,652)	(7.56)
Federal	4,160,162	35.07	2,551,327	32.87	132,831	4.27	(36,137)	(7.67)
State	2,944,512	24.82	2,520,154	32.47	615	0.02	267	0.06
Municipal	9,381	0.08	8,050	0.10	557	0.02	218	0.05
Remuneration of external capital	843,037	7.11	1,413,125	18.20	19,891	0.64	9,871	2.09
Interest	837,916	7.06	1,360,908	17.53	18,451	0.59	3,085	0.65
Rentals	5,121	0.05	52,217	0.67	1,440	0.05	6,786	1.44
Remuneration of own capital	2,912,225	24.55	453,709	5.84	2,911,850	93.51	453,411	96.20
Retained earnings	2,911,850	24.55	453,411	5.84	2,911,850	93.51	453,411	96.20
Non-controlling interest in Retained earnings	375	—	298	—	—	—	—	—

	11,863,113	100.00	7,762,600	100.00	3,113,818	100.00	471,333	100.00

The Condensed Explanatory Notes are an integral part of the Interim financial information

.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

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NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED AS OF JUNE 30, 2019

(In thousands of Brazilian Reais, except where otherwise indicated)

1.	OPERATING CONTEXT

a) The Company

Companhia Energética de Minas Gerais (‘Cemig’, ‘Parent company’, or ‘the Company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the São Paulo stock exchange (‘B3’) at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). Domiciled in Brazil, with head office in Belo Horizonte, Minas Gerais State, it operates exclusively as a holding company, with interests in subsidiaries or jointly controlled entities, whose objects are: construction and operation of systems for generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy, for the purpose of commercial operation.

Based on the facts and circumstances at this date, management has assessed the Company’s capacity to continue operating normally and believes firmly that its operations have the capacity to generate funds to enable the continuation of its business in the future. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue operating. Therefore, this interim financial information has been prepared on a going concern basis.

Merger of the wholly-owned subsidiaries Rio Minas Energia Participações S.A. (‘RME’) and Luce Empreendimentos e Participações S.A. (‘Lepsa’)

On April 24, 2019, the Company completed the merger of its wholly-owned subsidiaries RME and LEPSA, at book value, with consequent extinction of RME and LEPSA and became successor of all assets, rights and obligations.

With extinction of RME and Lepsa, the Shareholders ‘agreement of Light S.A. (‘Light’) immediately ceased to exist, losing its object, and obligations under it terminated.

The condensated balance sheet of RME and Lepsa used for the merger, as of March 31, 2019, are as follows:

	RME	LEPSA		RME	LEPSA
Assets			Liabilities
Current	55,858	10,080	Current	—	4,979
Non-current	377,184	451,003	Non-current	—	—
			Shareholders’ Equity	433,042	456,104

Total Current	433,042	461,083	Total Liabilities and Equity	433,042	461,083

The merger was approved by the Extraordinary General Shareholders’ Meetings of the Company held on March 25, 2019.

Since this is a merger of wholly-owned subsidiaries, there will be no capital increase nor issuance of new shares. Also, this merger does not change the aggregate percentage equity interest in Light held by Cemig.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

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2.	BASIS OF PREPARATION

2.1	Statement of compliance

The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), Technical Pronouncement 21 (R1) (‘CPC21’), which applies to interim financial statements, and the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), applicable to preparation of Quarterly Information (Informações Trimestrais, or ITR).

This interim financial information has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the financial statements at December 31, 2018, except for the adoption of new pronouncements that came into force as from January 1, 2019, the impacts of which are presented in Note 2.2 to this interim financial information.

Thus, this interim financial information should be read in conjunction with the said financial statements, approved by the Company’s management on March 28, 2019.

Management certifies that all the material information in the interim financial accounting is being disclosed herein, and is the same information used by management in its administration of the Company.

The Company’s Executive Board authorized the issuance of this Interim financial information on August 12, 2019.

2.2	Adoption of new pronouncements effective as from January 1, 2019

The Company and its subsidiaries have applied, for the first time, certain alterations to rules, which are in effect for annual periods beginning January 1, 2019 or later.

The following paragraphs describe each of these new rules and their effects:

IFRS 16 / CPC 06 (R2) – Leases

This establishes principles for recognition, measurement, presentation and disclosure of leasing transactions and requires that lessees account all the leasing transactions in accordance with a single balance sheet model, similar to the accounting of financial leasing, as in the manner of CPC 06 (R2) / IFRS 16. At the date of start of the leasing operation, the lessee recognizes a liability to make the payments (a leasing liability) and an asset, representing the right to use the subject asset during the period of the leasing (an asset of right to use). Lessees are required to recognize separately: (i) the expenses of interest on the leasing liability; and (ii) the expense of depreciation of the asset of the right to use.

Lessees are also required to revalue the leasing liability when certain events occur (for example, change in the period of leasing, a change in the future payments of the leasing as a result of a change in an index, or a rate used to determine such payments). In general, the lessee will recognize the amount of the revaluation of the leasing liability as an adjustment to the asset of right to use.

The Company and its subsidiaries have made an analysis of the initial application of CPC 06 (R2) / IFRS 16 in their financial statements as from January 1, 2019, and have adopted the exemption specified in the rule for short-term leasing operations (that is to say, leasing transactions with a period of 12 months or less) without the option to purchase, and for low-value items. The Company opted to adopt the modified retrospective method, and thus, in accordance with the requirements of CPC 06 / IFRS 16, will not re-present the information and balances on a comparative basis.

In 2018 the Company and its subsidiaries carried out a detailed evaluation of the impacts of adoption of CPC 06 (R2) / IFRS 16 based on the following contracts affected:

◾	Leasing of commercial real estate used for serving customers;

◾	Leasing of buildings used as administrative headquarters;

◾	Leasing of commercial vehicles used in operations.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

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The Company and its subsidiaries have considered the asset of right to use at the same value as the liability for leasing on the initial adoption date. The impacts of adoption of IFRS 16 / CPC 06 (R2) on January 1, 2019 are as follows:

	Consolidated	Parent company
Assets – right of use	342,450	19,844
Liabilities – Obligations referring to operational leasing agreements	(342,450)	(19,844)

This table shows the effects of adoption of IFRS 16 / CPC 06 R2 on the statements of financial position and the income statements for the six-month period ended June 30, 2019:

	Consolidated			Parent company
Statement of financial position	Jun. 30, 2019 without adoption of IFRS 16 / CPC 06 R2	Adjustment IFRS 16 / CPC 06 R2	Jun. 30, 2019 with adoption of IFRS 16 / CPC 06 R2	Jun. 30, 2019 without adoption of IFRS 16 / CPC 06 R2	Adjustment IFRS 16 / CPC 06 R2	Jun. 30, 2019 with adoption of IFRS 16 / CPC 06 R2
Current assets	27,617,150	—	27,617,150	2,652,652	—	2,652,652

Non-current assets	37,631,035	307,798	37,938,833	16,727,772	5,268	16,733,040

Deferred income tax and Social contribution tax	1,006,195	1,746	1,007,941	778,213	(35)	778,178
Right to use – Leasing	0	306,052	306,052	—	5,303	5,303
Other non-current assets	36,624,840	—	36,624,840	15,949,559	—	15,949,559
Current liabilities	24,256,121	91,572	24,347,693	1,264,586	2,646	1,267,232

Leasing liabilities	0	91,572	91,572	—	2,646	2,646
Other current liabilities	24,256,121	—	24,256,121	1,264,586	—	1,264,586
Non-current liabilities	22,128,358	219,640	22,347,998	626,394	2,554	628,948

Leasing liabilities	0	219,640	219,640	—	2,554	2,554
Other non-current liabilities	22,128,358	—	22,128,358	626,394	—	626,394
Shareholders’ equity	18,863,706	(3,414)	18,860,292	17,489,444	68	17,489,512

Retained earnings	2,927,820	(3,414)	2,924,406	2,924,338	68	2,924,406
Other lines in Equity	15,935,886	—	15,935,886	14,565,106	—	14,565,106

Statement of income	Consolidated			Parent company
	Jan to Jun 2019 without adoption of IFRS 16 / CPC 06 (R2)	Adjustment IFRS 16 / CPC 06 (R2)	Jan to Jun 2019 with adoption of IFRS 16 / CPC 06 (R2)	Jan to Jun 2019 without adoption of IFRS 16 / CPC 06 (R2)	Adjustment IFRS 16 / CPC 06 (R2)	Jan to Jun 2019 with adoption of IFRS 16 / CPC 06 (R2)
GOING CONCERN OPERATIONS
NET REVENUE	12,929,971		12,929,971	186,932		186,932
OPERATING COSTS AND EXPENSES	(10,252,973)	13,172	(10,239,801)	(105,914)	389	(105,525)
Share of (loss) profit, net, of associates and joint ventures	103,500		103,500	2,672,831		2,672,831
Net financial revenue (expenses)	1,825,359	(18,332)	1,807,027	286,949	(286)	286,663
Income tax and social contribution tax	(1,690,218)	1,746	(1,688,472)	(129,016)	(35)	(129,051)

Net income from going concern operations	2,915,639	(3,414)	2,912,225	2,911,782	68	2,911,850

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated			Parent company

Statement of income	Apr to Jun 2019 without adoption of IFRS 16 / CPC 06 (R2)	Adjustment IFRS 16 / CPC 06 (R2)	Apr to Jun 2019 with adoption of IFRS 16 / CPC 06 (R2)	Apr to Jun 2019 without adoption of IFRS 16 / CPC 06 (R2)	Adjustment IFRS 16 / CPC 06 (R2)	Apr to Jun 2019 with adoption of IFRS 16 / CPC 06 (R2)
GOING CONCERN OPERATIONS
NET REVENUE	7,016,793	—	7,016,793	184,195	—	184,195
OPERATING COSTS AND EXPENSES	(5,496,663)	6,978	(5,489,685)	(49,448)	159	(49,289)
Share of (loss) profit, net, of associates and joint ventures	36,274	—	36,274	1,837,876	—	1,837,876
Net financial revenue (expenses)	1,917,579	(8,992)	1,908,587	293,216	106	293,322
Income tax and social contribution tax	(1,357,664)	681	(1,356,983)	(151,240)	(90)	(151,330)

Net income from going concern operations	2,116,319	(1,333)	2,114,986	2,114,599	175	2,114,774

IFRIC 23 / ICPC 22 – Uncertainty on treatment of taxes on profit

This relates to accounting of taxes on profits in the cases where the tax treatments involve uncertainty affecting application of IAS 12 (CPC 32) – Income taxes – and does not apply to taxes outside the scope of IAS 12, nor specifically include the requirements relating to interest and penalty payments associated with uncertain tax treatments. The Interpretation deals specifically with the following:

◾	Whether the entity considers uncertain tax treatments separately.

◾	The assumptions that the entity makes in relation to examination of the tax treatments by the tax authorities.

◾	How the entity determines real profit (or tax losses), the bases of calculation, unused tax losses, intertemporal tax credits and tax rates.

◾	How the entity considers changes of facts and circumstances.

The entity is required to decide whether it treats each uncertain tax treatment separately, or as a group with one or more uncertain tax treatments. It is required to follow the approach that better provides for resolution of the uncertainty. The interpretation is in effect for annual periods starting on or after January 1, 2019. The Company and its subsidiaries have adopted the interpretation as from the date of coming into effect and have analyzed the tax treatments adopted which could generate uncertainties in the calculation of income taxes and which might potentially expose the Company and its subsidiaries to materially probable risks of loss. The conclusion of these analyses is that none of the significant positions adopted by the Company and its subsidiaries have been altered in relation to expectation of losses due to any questioning or challenge by the tax authorities.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.3	Correlation between the Explanatory Notes published in the annual financial statements and those in the Interim Financial Information

Number of the Note		Title of the Note
Dec. 31, 2018	Jun. 30, 2019
1	1	Operational context
2	2	Basis of preparation
3	3	Consolidation principles
4	4	Concessions and authorizations
5	35	Operational segments
6	5	Cash and cash equivalents
7	6	Marketable Securities
8	7	Customers and traders; Concession holders (power transport)
9	8	Recoverable taxes
—	9	PIS/Pasep and Cofins taxes credits over ICMS – Final Court Judgment
10	10	Income tax and social contribution tax
11	11	Restricted cash
12	12	Accounts receivable from the State of Minas Gerais
13	13	Escrow deposits
14	14	Reimbursement of tariff subsidies
15	15	Concession financial assets and liabilities
16	16	Contract assets
17	17	Investments
18	18	Property, plant and equipment
19	19	Intangible assets
—	20	Leasing – Right of Use
20	21	Suppliers
21	22	Taxes and social security
22	23	Loans, financings and debentures
23	24	Regulatory charges
24	25	Post-employment obligations
25	26	Provisions
26	27	Equity and remuneration to shareholders
27	28	Subsidiaries with significant interests held by non-controlling shareholders
28	29	Revenue
29	30	Operating costs and expenses
30	31	Financial revenue and expenses
31	32	Related party transactions
32	33	Financial instruments and risk management
36	34	The Annual Tariff Adjustment
33	36	Assets and liabilities classified as held for sale; profit (loss) from discontinued operations
37	37	Transactions not involving cash
38	38	Subsequent events

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Notes to the 2018 annual statements that have not been included in these consolidated interim financial statements because they had no material changes, and/or were not applicable to the interim information, are as follows:

Number	Title of the Note
34	Insurance
35	Commitments

3.	PRINCIPLES OF CONSOLIDATION

The dates of Interim accounting information of the subsidiaries, used for consolidation, and of the jointly-controlled entities and affiliates, used for calculation of their equity method contribution, coincide with those of the Company. Accounting practices are applied uniformly and are the same as those used by the parent company.

The Company uses the criteria of full consolidation. The direct equity investments of Cemig, included in the consolidation, are the following:

Subsidiary	Form of valuation	Jun. 30, 2019		Dec. 31, 2018
		Direct stake, %	Indirect stake, %	Direct stake, %	Indirect stake, %
Cemig Geração e Transmissão	Consolidation	100.00	—	100.00	—
Cemig Distribuição	Consolidation	100.00	—	100.00	—
Gasmig	Consolidation	99.57	—	99.57	—
Cemig Geração Distribuída (Thermal Plant Ipatinga)	Consolidation	100.00	—	100.00	—
Efficientia	Consolidation	100.00	—	100.00	—
Luce Empreendimentos e Participações S.A. (1)	Consolidation	—	—	100.00	—
Rio Minas Energia e Participações (1)	Consolidation	—	—	100.00	—
Light	Consolidation	49.99	—	26.06	23.93
LightGer	Consolidation	—	74.49	—	74.49
Guanhães	Consolidation	—	74.49	—	74.49
Axxion	Consolidation	49.00	25.49	49.00	25.49
UHE Itaocara	Consolidation	—	74.49	—	74.49

(1)	The merger of this subsidiaries into Cemig was completed on April, 24, 2019.

As from the acquisition of control of Light, the holdings in the companies that were from then on consolidated became the following:

Subsidiary	Form of valuation	Dec. 31, 2018 and Jun. 30, 2019
		Direct stake, (%)	Indirect stake, % Via Cemig GT (%)	Indirect stake, % Via Light (%)	Total interest (%)
LightGer	Consolidation	—	49.00	25.49	74.49
Guanhães	Consolidation	—	49.00	25.49	74.49
Axxion	Consolidation	49.00	—	25.49	74.49
UHE Itaocara	Consolidation	—	49.00	25.49	74.49

Although Cemig, indirectly, holds 87.25% of the total shares of Amazônia Energia Participações S.A., that company has not been consolidated in Cemig’s Interim accounting information. Amazônia does not have operations; it has only one material asset, which is the investment in Norte Energia S.A., in which the Company has control shared with other shareholders.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig and its subsidiaries hold the following concessions or authorizations, from Aneel:

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION
Hydroelectric plants
Emborcação (1)	Cemig GT	07/1997	Jul. 2025
Nova Ponte (1)	Cemig GT	07/1997	Jul. 2025
Santa Luzia (1)	Cemig GT	07/1997	Feb. 2026
Sá Carvalho (1)	Sá Carvalho	01/2004	Dec. 2024
Rosal (1)	Rosal Energia	01/1997	May 2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	Jul. 2025 Oct. 2030 Oct. 2030 Oct. 2030
PCH Pai Joaquim (1)	Cemig PCH	Resolution 377/2005	Apr. 2032
Irapé (1)	Cemig GT	14/2000	Feb. 2035
Queimado (Consortium) (1)	Cemig GT	06/1997	Jan. 2033
Salto Morais (1)	Cemig GT	02/2013	Jul. 2020
Rio de Pedras (1)	Cemig GT	02/2013	Sep. 2024
Luiz Dias (1)	Cemig GT	02/2013	Aug. 2025
Poço Fundo (1)	Cemig GT	02/2013	Aug. 2025
São Bernardo (1)	Cemig GT	02/2013	Aug. 2025
Xicão (1)	Cemig GT	02/2013	Aug. 2025
Três Marias (2)	Cemig Geração Três Marias	08/2016	Jan. 2046
Salto Grande (2)	Cemig Geração Salto Grande	09/2016	Jan. 2046
Itutinga (2)	Cemig Geração Itutinga	10/2016	Jan. 2046
Camargos (2)	Cemig Geração Camargos	11/2016	Jan. 2046
Coronel Domiciano, Joasal, Marmelos, Paciência and Piau (2)	Cemig Geração Sul	12/2016 and 13/2016	Jan. 2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras (2)	Cemig Geração Leste	14/2016 and 15/2016	Jan. 2046
Cajurú, Gafanhoto and Martins (2)	Cemig Geração Oeste	16/2016	Jan. 2046
Thermal plants
Igarapé (1)	Cemig GT	07/1997	Aug. 2024
Wind farms
Central Geradora Eólica Praias de Parajuru (3)	Parajuru	Resolution 526/2002	Sep. 2032
Central Geradora Eólica Volta do Rio (3)	Volta do Rio	Resolution 660/2001	Jan. 2031
POWER TRANSMISSION
National Grid (4)	Cemig GT	006/1997	Jan. 2043
Substation Itajubá (4)	Cemig GT	79/2000	Oct. 2030
ENERGY DISTRIBUTION (5)	Cemig D	002/1997 003/1997 004/1997 005/1997	Dec. 2045
GAS DISTRIBUTION (5)	Gasmig	State Law 11.021/1993	Jan. 2053
DISCONTINUED OPERATIONS
Light SESA	Light	06/1996	Jun. 2026
Light Energia	Light	06/1996	Jun. 2026
Lajes Small Hydro Plant Lajes	Light	07/2014	May 2026

(1)

Refers to generation concession contracts that are not within the scope of ICPC 01 /IFRC 12, whose infrastructure assets are recorded as PP&E since the concession grantor does not have control over whom the service is provided to as the output is being sold mainly in the Free Market (‘ACL’).

(2)

Refers to generation concession contracts of which the revenue relating to the concession grant fee is within the scope of scope of ICPC 01 / IFRIC 12, this revenue being recognized as a concession financial asset.

(3)

These are concessions, given by authorization, for generation of wind power as an independent power producer, to be sold under Proinfa (the program to encourage alternative energy sources). Assets tied to the right of commercial operation are recorded in PP&E. The rights of authorization of commercial operation that are considered as Investments in the Interim accounting information of the parent company are classified in the consolidated statement of financial position under Intangible, in accordance with Technical Interpretation ICPC 09.

(4)

These refer to transmission concession contracts, which until the 2017 business year were within the scope of IPC 01 / IFRIC 12, within the financial assets model. However, with CPC 47 coming into effect on January 1, 2018, and the analysis of the performance obligations in the provision of energy transmission service, these assets were from then on defined as contract assets.

(5)

These refer to concession contracts that are within the scope of ICPC 01 / IFRIC 12 and whose concession infrastructure assets are recorded in accordance with the model of separation between intangible assets and financial assets; and in which, compliance with CPC 47, infrastructure under construction has been classified in contract assets. On December 14, 2018, through Official Letter SEDECTES/SMEL Nº. 22/2018, the Minas Gerais State Department for Economic, Scientific, Technological and Higher Education Development (‘Sedectes’) or (‘the grantor power’) presented a study, made by FGV, for economic and financial rebalancing of the concession contract of Gasmig, also based on a consultation of the General Attorney’s Office of the State. The rebalancing that the grantor power sought consists of replacement of the contractual obligation to build a gas pipeline to serve the Nitrogen Fertilizers Unit (UFN), which would be built by Petrobras, in the Minas Triangle region, for payment of a consideration to the State, in the form of a Concession Grant Fee, the amount of which Sedectes estimates at R$852 million. Based on the study, Sedectes requested a statement of opinion from Gasmig and began talks for solution of the imbalance referred to, considering that one of its conditions for extension of the concession contract (from 2023 to 2053, as specified in the second amendment to the contract) was execution of investments for construction of the gas pipeline.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.	CASH AND CASH EQUIVALENTS

	Consolidated		Parent company
	Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
Bank accounts	90,348	107,516	4,360	7,602
Cash investments
Bank certificates of deposit (CDBs) (1)	467,872	555,008	5,005	21,534
Overnight (2)	189,866	228,280	25,327	25,194
Others	454	—	454	—

	658,192	783,288	30,786	46,728

	748,540	890,804	35,146	54,330

(1)

Bank Certificates of Deposit (Certificados de Depósito Bancário, or CDBs) are remunerated at a percentage, which has varied from 65% to 106% in June 30, 2019 (40% to 106% in December 31, 2018), of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). For these CDBs, the Company has repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier, at the Company’s option.

(2)

Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a fixed rate. On June 30, 2019 this rate was 6.39% (6.39% in December 31, 2018). Their purpose is to settle the short-term obligations of the Company and its subsidiaries, or be used in the purchase of other assets with better remuneration to replenish the portfolio.

Note 33 gives the exposure of the Company and its subsidiaries to interest rate risks, and a sensitivity analysis of their effects on financial assets and liabilities.

6.	MARKETABLE SECURITIES

	Consolidated		Parent company

	Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
Cash investments
Current
Bank certificates of deposit	246	—	45	—
Financial Notes (LFs) – Banks (1)	471,721	434,735	62,925	47,979
Treasury Financial Notes (LFTs) (2)	184,143	253,868	24,564	28,018
Debentures (3)	3,602	11,292	3,506	4,129
Others	5,998	3,656	458	655

	665,710	703,551	91,498	80,781
Non-current
Bank certificates of deposit (CDBs) (4)	—	240	—	44
Financial Notes (LFs) – Banks (1)	12,256	108,443	—	10,647

	12,256	108,683	—	10,691

	677,966	812,234	91,498	91,472

(1)

Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed income securities, issued by banks and remunerated at a percentage of the CDI rate published by Cetip. The LFs in Cemig’s portfolio have remuneration rates varying from 102% to 111.25% of the CDI Rate, at June 30, 2019 (102% to 111.25% December 31, 2018).

(2)	Treasury Financial Notes (LFTs) are fixed-rate fixed-income securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity.
(3)

Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying between 104.25% and 151% of the CDI rate, at June 30, 2019 (104.25% to 151% at December 31, 2018).

(4)

Bank Certificates of Deposit (Certificados de Depósito Bancário, or CDBs), were remunerated on June 30, 2019 at 80% of the Interbank Rate for Interbank Certificates of Deposit (Certificados de Depósito Inter-bancário – CDIs) published by Cetip. On December 31, 2018 this percentage was 80%.

Note 33 shows the classification of these securities, and cash investments in securities of related parties.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.	CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

	Consolidated
	Balances not yet due	Up to 90 days past due	91 to 360 days past due	More than 360 days past due	Jun. 30, 2019	Dec. 31, 2018
Billed supply of energy	1,448,352	660,542	447,171	496,388	3,052,453	2,988,791
Energy supply not yet billed	1,101,744	—	—	—	1,101,744	1,048,261
Other concession holders – Wholesale supply	—	18,433	19,929	689	39,051	46,978
Other concession holders – Wholesale supply, not yet billed	255,510	—	—	—	255,510	281,655
CCEE (Wholesale Power Exchange)	37,753	431,616	—	—	469,369	165,720
Concession holders – billed for transmission	109,100	2,835	8,903	88,744	209,582	180,036
Concession holders – for transmission, not yet billed	243,016	—	—	—	243,016	212,338
(–) Provision for doubtful receivables	(193,990)	(19,544)	(27,278)	(546,448)	(787,260)	(751,168)

	3,001,485	1,093,882	448,725	39,373	4,583,465	4,172,611

Current assets					4,498,657	4,091,722
Non-current assets					84,808	80,889

	Parent company
	Balances not yet due	Up to 90 days past due	91 to 360 days past due	More than 360 days past due	Jun. 30, 2019	Dec. 31, 2018
Billed supply (telecoms services)	39	—	1,550	21,154	22,743	25,843
Supply not yet invoiced	2,254	—	—	—	2,254	2,254
(–) Provision for doubtful receivables	—	—	(1,130)	(21,154)	(22,284)	(22,284)

	2,293	—	420	—	2,713	5,813

Current assets					2,713	5,813

The exposure of the Company and its subsidiaries to credit risk related to Customers and traders is given in Note 33.

The provision for doubtful receivables is considered sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

Consolidated	Jun. 30, 2019	Dec. 31, 2018
Residential	135,528	136,866
Industrial	175,548	171,732
Commercial, services and others	186,530	188,819
Rural	32,383	33,517
Public authorities	160,089	119,571
Public lighting	2,641	5,615
Public services	26,812	27,318
Charges for use of the network (TUSD)	67,729	67,730

	787,260	751,168

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The changes in the provision for doubtful receivables in the semester is as follows:

Consolidated	Jun. 30, 2019	Dec. 31, 2018
Opening Balances	751,168	567,956
Initial adoption of CPC 48		150,114
Net new provisions (Note 29 d)	126,978	167,557
Receivables settled	(90,886)	(154,039)

Closing Balances	787,260	731,588

Advances from customers

Cemig GT and Cemig D received advance payments, against sale of supply, from certain customers. The balances of obligations relating to power not yet delivered have been as follows:

	Jun. 30, 2019	Jun. 30, 2018
Opening Balances	79,405	232,762
Settled	(80,862)	(88,849)
Inflation adjustment (Note 30)	1,457	6,815

Closing Balances	—	150,728

The revenue from advances on sales of power supply was recognized in the income statement only when the supply is actually delivered.

8.	RECOVERABLE TAXES

	Consolidated		Parent company
	Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
Current
ICMS tax recoverable	75,691	79,956	2,778	2,778
PIS and Pasep taxes	1,933	4,150	20	20
Cofins tax	4,234	21,463	125	125
Others	17,501	18,614	103	97

	99,359	124,183	3,026	3,020
Non-current
ICMS tax recoverable	249,663	239,789	1,862	1,862
PIS and Pasep taxes	1,086,868	3	105,800	3
Cofins tax	4,897,176	12	378,641	12
Others	2,227	2,552	1,795	1,795

	6,235,934	242,356	488,098	3,672

	6,335,293	366,539	491,124	6,692

The ICMS tax credits recoverable that are reported in Non-current assets arise from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in 48 months. The transfer to Non-current was made in accordance with estimates by management of the amounts which will likely be realized up to June 2020.

Credits of PIS/Pasep and Cofins taxes generated by the acquisition of machinery and equipment can be offset immediately.

The credits of PIS/Pasep and Cofins taxes recorded in non-current assets refer to the amounts paid for these taxes that included ICMS tax in their basis of calculation. For more information see Note 9.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.	PIS/PASEP AND COFINS TAXES CREDITS OVER ICMS – FINAL COURT JUDGMENT

On July 16, 2008, Cemig, Cemig GT and Cemig D filed an Ordinary Action for a declaration that it was unconstitutional to include the ICMS value added tax within the taxable amount for calculation of PIS/Pasep and Cofins; and for recognition of these companies’ right to offsetting of amounts unduly paid for the 10 years prior to the action being filed, with monetary adjustment by the Selic rate.

In July 2008 the Company and the subsidiaries above referred obtained an interim injunction, and from that time, made escrow deposits into court relating to the inclusion of ICMS tax amounts in the basis for calculation of PIS/Pasep and Cofins taxes. The Company and its subsidiaries maintained this procedure from August 2008 to August 2011, and from then on, although they continued to challenge the basis of calculation in the courts, opted to pay the taxes monthly.

In October 2017, the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, in the form that creates overall precedent, in favor of the Company’s argument. In 2017, based on the opinion of its legal advisers, the Company and its subsidiaries reversed the provision related to the escrow deposits made from 2008 to 2011, and also recognized a liability for reimbursement to their customers of the distribution segment.

On May 8, 2019 the Regional Federal Appeal Court of the First Region gave final judgment – against which there is no appeal – on the Ordinary Action, deciding in favor of Cemig, Cemig D and Cemig GT, and recognizing their right to exclude the ICMS amounts from the calculation basis of PIS/Pasep and Cofins taxes, backdated as from five years prior to the action initial filing– that is, from July 2003.

On June 11, 2019, based on this final judgment, the Companies filed for release of the escrow deposits, in the total amount of R$ 1,423,421 – still awaiting the court decision.

Final court judgment has also been given, against which there is no further appeal, in favor of the similar actions filed by Cemig’s wholly-owned subsidiaries Sá Carvalho, Cemig Geração Distribuída and UTE Barreiro.

Based on the opinion of its legal advisers, the Company believes that a portion of the credits to be received by Cemig D should be reimbursed to its customers, considering a maximum period for calculation of the reimbursement of 10 years. Thus, Cemig D has constituted a liability corresponding to the credits to be reimbursed to its customers, which comprises the period of the last 10 years, from June 2009 to May 2019, net of PIS/Pasep and Cofins taxes over monetary updating.

The amounts will be reimbursed to customers as from the date when the tax credits are in fact offset, that is still pending approval by the federal tax authority, and the mechanisms and criteria for the reimbursement will be discussed with Aneel.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company has two ways to recover the tax credit: (i) offsetting of the amount receivable against amounts payable of PIS/Pasep and Cofins taxes, monthly, within the five-year period specified by the relevant law of limitation; or (ii) receipt of specific credit instruments ‘precatórios’ from the federal government.

In Cemig D and Cemig GT, the credits will be offset, to accelerate recovery. For the Company itself, priority will be given to receipt of the credits through precatório letters of credit, since the Company does not make enough monthly payments of PIS/Pasep and Cofins taxes to enable offsetting.

Shown below are the accounting effects relating to the recognition of the PIS/Pasep and Cofins taxes credits, including their monetary updating by the Selic rate, and the amounts to be reimbursed to customers that have been recognized in the interim financial information for the period ended June 30, 2019:

PIS/Pasep and Cofins taxes credits	Cemig (parent)	Cemig D	Cemig GT	Others subsidiaries (4)	Cemig (consolidated)
Effects on the statement of financial position
Recoverable taxes (July/2003 to May/2019)	484,426	4,833,278	640,163	26,163	5,984,030
Amounts to be restituted to customers (1)	—	(2,971,879)	—	—	(2,971,879)
Taxes payable (2)	(3,357)	(40,256)	(5,743)	(229)	(49,585)
Income and Social and contribution taxes	(163,467)	(593,968)	(212,416)	(8,646)	(978,497)

Equity	317,602	1,227,175	422,004	17,288	1,984,069

Effects on net income
Recovery of PIS/Pasep and Cofins taxes credits over ICMS (3)	183,595	830,333	408,612	16,023	1,438,563
Finance income	300,831	1,010,590	231,551	10,140	1,553,112
PIS/Pasep and Cofins taxes charged on financial revenues	(3,357)	(19,780)	(5,743)	(229)	(29,109)
Income and Social and contribution taxes	(163,467)	(593,968)	(212,416)	(8,646)	(978,497)

	317,602	1,227,175	422,004	17,288	1,984,069

(1)

Amounts to be reimbursed to customers on the PIS/Pasep and Cofins taxes credits for Cemig D, recognized in 2019. The total amount of this line, presented in the Statements of Financial Position of the Company and its subsidiary Cemig D, is R$ 4,110,513. The difference of R$ 1,138,634 is due to the constitution of a liability corresponding to the reversal of the provision related to the escrow deposits made from 2008 to 2011, recorded in 2017.

(2)

PIS/Pasep and Cofins taxes on the financial revenues comprising the monetary updating of the tax credits that have been recognized. These taxes applicable to the credits to be reimbursed to customers reduce their total, without effects in the Statement of income.

(3)	This refers to the credits recognized in operating profit, amounting R$ 3,836,640, net of the amounts to be reimbursed to customers, of R$ 2,398,077.
(4)	This refers to the credits recognized by the wholly-owned subsidiaries Sá Carvalho, Cemig Geração Distribuída and UTE Barreiro.

As a result of the court decision, amounts of ICMS tax were no longer included in the calculation basis of PIS/Pasep and Cofins taxes in the billing of Cemig D’s customers as from June 2019, representing an average reduction of approximately 1% in the invoice amount.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.	INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and social contribution taxes recoverable

These balances of income tax and social contribution tax refer to tax credits in the corporate income tax returns of prior years, and to advance payments, which will be offset against federal taxes payable.

	Consolidated		Parent company
	Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
Income tax	297	252,756	—	36,023
Social contribution tax	9,948	139,428	409	7,652

	10,245	392,184	409	43,675

Current	8,143	386,668	—	41,274
Non-current	2,102	5,516	409	2,401

The balances of Income and social contribution taxes posted in non-current assets arise from retentions at source of tax relating to energy supply sold under the Proinfa program by companies opting to use the presumed profit method of tax reporting, where the expectation of offsetting is greater than 12 months.

b) Income and social contribution taxes

The balances of income and social contribution taxes recorded in Current liabilities refer mainly to the taxes owed by the Company and its subsidiaries that report by the Real Profit method, which have to pay the tax monthly on a estimated basis, and by the subsidiaries that have opted for the Presumed Profit method, in which payments are made quarterly.

On June 30, 2019 income and social contribution taxes were recognized on the amounts of the PIS/Pasep and Cofins taxes credits over ICMS, recoverable as a result of the final judgment (subject to no further appeal) on the legal action filed by the Company and its subsidiaries, as explained in Note 9.

	Consolidated		Parent company
	Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
Current
Income tax	427,261	83,213	41,063	—
Social contribution tax	114,749	28,850	16,245	—

	542,010	112,063	57,308	—

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c) Deferred income and social contribution taxes

The Company and its subsidiaries have tax credits for income and the social contribution taxes, arising from balances of tax losses, negative social contribution tax carryforwards, and temporary differences, at the rates of 25% (for income tax) and 9% (for the social contribution tax), as follows:

	Consolidated		Parent company

	Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
Deferred tax assets
Tax loss carryforwards	77,573	373,413	76,738	118,761
Provisions for contingencies	220,454	217,908	25,166	21,829
Provisions for losses on investments	609,159	609,159	609,159	609,159
Operating provisions	291,489	312,927	588	1,732
Provisions for profit sharing	44,622	24,586	1,874	1,418
Provisions Put SAAG	149,972	142,510	—	—
Post-employment obligations	1,512,039	1,476,519	168,817	163,399
Provision for doubtful receivables	290,526	278,897	8,161	8,161
Paid concessions	8,006	7,683	—	—
Others	10,322	26,753	(35)	—

Total	3,214,162	3,470,355	890,468	924,459
Deferred tax liabilities
Funding transaction costs	(20,538)	(25,254)	—	—
Deemed cost	(235,437)	(239,092)	—	—
Fair value of equity holdings	(522,318)	(501,311)	(110,599)	(113,673)
Capitalized borrowing costs	(170,974)	(167,454)	—	—
Taxes on revenues not redeemed – Presumed Profit accounting method	(1,751)	(4,715)	—	—
Adjustment of expected cash flow from reimbursements of concession assets	(747,592)	(804,077)	—	—
Adjustment to fair value – Swaps	(470,652)	(276,534)	—	—
Others	(36,959)	(33,474)	(1,691)	(1,516)

Total	(2,206,221)	(2,051,911)	(112,290)	(115,189)
Total, net	1,007,941	1,418,444	778,178	809,270
Total assets	1,898,417	2,146,863	778,178	809,270
Total liabilities	(890,476)	(728,419)	—	—

The changes in deferred income and social contribution taxes have been as follows:

	Consolidated	Parent company
Balances on December 31, 2017	1,136,539	756,739
Effects allocated to Statement of income – continuing operations	25,574	38,569
Effects allocated to Statement of income – discontinued operations	(9,815)	(5,742)
Effects allocated to Equity
Effects of initial adoption of IFRS 9 / CPC 48	51,065	—
Reversal of deemed cost	17,521	—
Transfer to assets classified as held for sale	745	745
Variations in deferred tax assets and liabilities	(3,510)	—
Absorption Telecom	—	1,049

Balances on June 30, 2018	1,218,119	791,360

Balances on December 31, 2018	1,418,444	809,270
Effects allocated to Income statement	(410,326)	(31,092)
Others	(177)	—

Balances on June 30, 2019	1,007,941	778,178

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d) Reconciliation of the expense on income and social contribution taxes

This table reconciles the nominal expense on income tax (rate 25%) and the social contribution tax (rate 9%) with the actual expense, presented in the statement of income:

	Consolidated		Parent company
	Jan to Jun 2019	Jan to Jun 2018	Jan to Jun 2019	Jan to Jun/2018
Profit (loss) on going concern operations before income and social contribution taxes	4,600,697	603,182	3,040,901	403,484
Income and Social Contribution taxes – Nominal expense (34%)	(1,564,237)	(205,082)	(1,033,906)	(137,185)
Tax effects applicable to:
Share of (loss) profit, of associates and joint ventures (net of effects of Interest on Equity)	28,326	(16,633)	906,096	176,535
Non-deductible contributions and donations	(1,103)	(1,583)	—	(401)
Tax incentives	46,184	5,983	84	25
Difference between Presumed and Real Profit methods	45,709	48,506	—	—
Non-deductible penalties	(12,487)	(6,964)	(14)	(35)
Estimated losses on doubtful accounts receivable from related parties	(233,931)	—	—	—
Others	3,067	4,928	(1,311)	(370)

Income and Social Contribution taxes – effective (expense)/gain	(1,688,472)	(170,845)	(129,051)	38,569

Current income and Social Contribution taxes	(1,278,146)	(196,419)	(97,959)	—
Deferred income and Social Contribution taxes	(410,326)	25,574	(31,092)	38,569

	(1,688,472)	(170,845)	(129,051)	38,569

Effective rate	(36.70)%	28.32%	(4.24)%	9.56%

	Consolidated		Parent company
	Apr to Jun/2019	Apr to Jun/2018	Apr to Jun/2019	Apr to Jun/2018
Profit (loss) on going concern operations before income and social contribution taxes	3,471,969	(33,031)	2,266,104	(42,031)
Income and Social Contribution taxes – Nominal expense (34%)	(1,180,469)	11,231	(770,475)	14,290
Tax effects applicable to:
Share of (loss) profit, of associates and joint ventures (net of effects of Interest on Equity)	6,392	(34,370)	620,086	6,466
Non-deductible contributions and donations	(340)	(1,214)	—	(401)
Tax incentives	33,621	2,792	84	25
Difference between Presumed and Real Profit methods	18,456	21,296	—	—
Non-deductible penalties	(4,548)	(2,958)	(10)	(29)
Estimated losses on doubtful accounts receivable from related parties	(233,931)	—	—	—
Others	3,836	3,996	(1,015)	(716)

Income and Social Contribution taxes – effective (expense)/gain	(1,356,983)	773	(151,330)	19,635

Current income and Social Contribution taxes	(973,424)	(11,393)	(97,959)	—
Deferred income and Social Contribution taxes	(383,559)	12,166	(53,371)	19,635

	(1,356,983)	773	(151,330)	19,635

Effective rate	(39.08)%	2.34%	(6.68)%	46.72%

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.	RESTRICTED CASH

The total of restricted cash, R$100,936 (R$90,993 on December 31, 2018), refers to funds arising from real estate properties and goods not able to be used for the concessions, and other regulatory obligations of the subsidiaries.

12.	ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

The Company has accounts receivable from the State of Minas Gerais, in the form of return of an administrative deposit made for a dispute on the rate of inflation and other adjustment that was to be applied to an advance against future capital increase (‘AFAC’), made in prior years, which was the subject of a debt recognition agreement. The agreement provided for payment by the State in 12 consecutive monthly installments, each updated by the IGP–M index up to the date of actual payment, the first to become due on November 10, 2017. Clause 3 of that agreement states that, in the event of arrears or default by the State in payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues.

Considering the provision referred to in the previous paragraph, on June 28, 2019, the Company withheld an amount of R$17,892, corresponding to the dividends that would have been payable to Minas Gerais State on that date. The balance receivable on June, 30, 2019, R$238.428 (R$245.566 on December, 31, 2018), was classified as Non-current asset, as a result of the delays in installments past due since January 2018.

Management believes that it will not suffer losses in the realization of these receivables, for reasons including the guarantees mentioned above, which the Company intends to execute in the event of non-receipt of the amount agreed in the debt recognition agreement.

13.	ESCROW DEPOSITS

	Consolidated		Parent company
	Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
Employment-law cases	336,368	334,685	38,737	41,015
Tax issues
Income tax on Interest on Equity	28,211	27,852	272	265
Pasep and Cofins taxes (1)	1,423,421	1,402,117	—	—
Donations and Legacy Tax (ITCD)	52,093	51,075	51,653	50,635
Urban property tax (IPTU)	75,427	86,906	57,060	69,242
Finsocial tax	39,134	38,455	39,134	38,455
Income tax and Social Security contribution on ‘Anuênio’ employee indemnity (2)	278,603	274,871	13,379	13,200
Income tax withheld at source on inflationary profit	8,502	8,438	8,502	8,437
Social Contribution tax (3)	18,062	18,062	—	—
ICMS credits on PP&E	38,489	38,193	—	—
Others (4)	91,441	117,171	65,670	65,416

	2,053,383	2,063,140	235,670	245,650
Others
Regulatory	42,719	52,701	19,725	29,565
Third party liability	9,756	9,328	3,583	3,568
Customer relations	6,068	6,132	1,099	987
Court embargo	16,752	12,394	4,241	4,148
Others	22,854	23,132	1,254	1,412

	98,149	103,687	29,902	39,680

	2,487,900	2,501,512	304,309	326,345

(1)

This refers to the escrow deposits into court made in the action challenging the constitutionality of inclusion of ICMS (VAT), already charged, within the taxable amount for calculation of these two contributions. See more details in Note 9.

(2)	See more details in Note 26 – Provisions (Anuênio indemnity);
(3)

Escrow deposit in the legal action challenging an infringement claim relating to application of Social Contribution tax to amounts of cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with liability suspended.

(4)	Includes escrow deposits in the amount of R$ 46.118 and R$ 8.261 arising from legal actions related to INSS and PIS/Pasep and Cofins taxes, respectively.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14.	REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies on tariffs charged to users of distribution services (the TUSD – Charge for Use of the Distribution System, and the EUST – Charges for Use of the Transmission System), are reimbursed to distributors through the funds from the Energy Development Account (CDE).

On June 30, 2019 the total recognized as subsidies was R$525,463 (R$458,321 on June 30, 2018). Of this amount, Cemig D has a receivable R$93,673 (R$82,470 in 2018) and Cemig GT has a receivable of R$2,700 (R$8,375 in 2018) in current assets.

15.	CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

Concession financial assets – consolidated	Jun. 30, 2019	Dec. 31, 2018
Financial assets related to infrastructure
Distribution concessions (15.1)	421,904	395,743
Indemnity receivable – transmission	1,323,042	1,296,314
Reimbursement receivable – generation (15.3)	816,202	816,202
Concession grant fee – generation concessions (15.4)	2,457,733	2,408,930

	5,018,881	4,917,189

Sector financial assets – consolidated	Jun. 30, 2019	Dec. 31, 2018
CVA (Portion A Compensation) Account and Other Financial Components in tariff-setting (14.5)	1,130,865	1,080,693

Total	6,149,746	5,997,882

Current assets	1,239,932	1,070,384
Non-current assets	4,909,814	4,927,498

The changes in concession financial assets related to infrastructure are as follows:

	Transmission	Generation	Distribution	Consolidated
Balances on December 31, 2017	2,475,838	4,237,892	369,762	7,083,492
Effects of initial adoption of CPC 47 / IFRS 15 (note 16)	(1,092,271)	—	—	(1,092,271)
Amounts received	(160,688)	(122,284)	—	(282,972)
Transfers between PP&E, Financial assets and Intangible assets	—	—	11,302	11,302
Others transfers	—	—	269	269
Adjustment of expectation of cash flow from the Concession financial assets	—	—	3,066	3,066
Monetary updating	66,637	191,443	—	258,080
Written down	—	—	(58)	(58)

Balances on June 30, 2018 (reclassified)	1,289,516	4,307,051	384,341	5,980,908

Reclassification (a)	1,084,797	—	—	1,084,797

Balances on June 30, 2018 (originally submitted)	2,374,313	4,307,051	384,341	7,065,705

Balances on December 31, 2018	1,296,314	3,225,132	395,743	4,917,189
Amounts received	(88,518)	(127,348)	—	(215,866)
Transfers contractl assets	44,082	—	17,260	61,342
Transfers PP&E	—	—	102	102
Inflation adjustment	71,164	176,151	8,967	256,282
Written down	—	—	(168)	(168)

Balances on June 30, 2019	1,323,042	3,273,935	421,904	5,018,881

(a)

For comparability, the balances of certain assets linked to transmission concession infrastructure, originally presented on June 30, 2018 in financial assets, were reclassified to concession contract assets, due to the effects of the first adoption of CPC 47 / IFRS 15 on January 1, 2018 (see Note 16).

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15.1	Distribution – Financial assets related to infrastructure

The energy and gas distribution concession contracts are within the scope of ICPC 01 (IFRIC 12). The financial assets under these contracts refer to the investments made in infrastructure for which the residual value will paid by grantor at the end of the concession period and they are measured at fair value through profit or loss.

15.2	Transmission – Indemnifiable receivable

The Company’s transmission concession contracts are within the scope of ICPC 01 (IFRIC 12), which deals with accounting of concession contracts. They refer to the investment made in infrastructure that will be the subject of reimbursement by the grantor during and at the end of the concession contract, as specified in the regulatory framework of the sector and in the concession contract.

On August 16, 2016, the regulator, by its Dispatch 2181, homologated the amount of R$892,050, in December 2012 Reais, for the portion of the residual value of assets to be paid to the Company. This amount was recorded as a financial asset, with specific maturity and interest rate, in accordance with its characteristics.

The amount of the reimbursement receivable, updated to June 30, 2019, of R$1,323,042 (R$1,296,314 on December, 31, 2018) is classified as a financial asset, at amortized cost, in accordance with IFRS 9 / CPC 48, as follows:

Portions of remuneration and depreciation not paid since the extensions of concessions

The portions of remuneration and depreciation not paid since the extensions of the concessions, up to the tariff process of 2017, in the amount of R$891,904 (R$936,945 on December 31, 2018) are updated by the IPCA index (Expanded National Consumer Price Index) and remunerated at the weighted average cost of capital of the transmission industry as defined by Aneel in the methodologies for concession holders’ Periodic Tariff Reviews, to be paid over a period of eight years, in the form of reimbursement through the RAP, from July 2017.

Residual Value of transmission assets – injunction awarded to industrial customers

On April 10, 2017, a preliminary injunction was granted to the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against the regulator and the Federal Government requesting suspension of the effects on their tariffs of payment of the residual value of the Existing Basic Network System (‘RBSE’) assets payable to agents of the energy sector who accepted the terms of Law 12,783/2013.

The preliminary relief granted was partial, with effects related to suspension of the inclusion in the customer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration of cost of capital included since the date of extension of the concessions – amounting to R$431,138 at June 30, 2019 (R$359,369 at December 31, 2018) inflation-adjusted by the IPCA index.

In compliance with the court decision, the regulator, in its Technical Note 183/201-SGT/ANEEL of June 22, 2017, presented a new calculation, excluding the amounts that refer to the cost of own capital. Cemig believes that this is a provisional decision, and that its right to receive the amount referring to the assets of RBSE is guaranteed by law, so that no adjustment to the amount recorded at June 30, 2019 is necessary.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15.3	Generation – Indemnity receivable

As from August 2013, with the expiry of the concession for various plants operated by Cemig GT under Concession Contract 007/1997, Cemig GT has a right to reimbursement of the assets not yet amortized, as specified in the concession contract. The accounting balances corresponding to these assets are recognized in financial assets, at fair value through profit or loss, and totaled R$816,202 on June 30, 2019 and on December 31, 2018.

Generating plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historic cost	Net balance of assets based on deemed cost
Lot D
Três Marias Hydroelectric Plant	July 2015	396	71,694	413,450
Salto Grande Hydroelectric Plant	July 2015	102	10,835	39,379
Itutinga Hydroelectric Plant	July 2015	52	3,671	6,589
Camargos Hydroelectric Plant	July 2015	46	7,818	23,095
Piau Small Hydroelectric Plant	July 2015	18,01	1,531	9,005
Gafanhoto Small Hydroelectric Plant	July 2015	14	1,232	10,262
Peti Small Hydroelectric Plant	July 2015	9,4	1,346	7,871
Dona Rita Small Hydroelectric Plant	Sep. 2013	2,41	534	534
Tronqueiras Small Hydroelectric Plant	July 2015	8,5	1,908	12,323
Joasal Small Hydroelectric Plant	July 2015	8,4	1,379	7,622
Martins Small Hydroelectric Plant	July 2015	7,7	2,132	4,041
Cajuru Small Hydroelectric Plant	July 2015	7,2	3,576	4,252
Paciência Small Hydroelectric Plant	July 2015	4,08	728	3,936
Marmelos Small Hydroelectric Plant	July 2015	4	616	4,265
Others
Volta Grande Hydroelectric Plant	Feb. 2017	380	25,621	70,118
Miranda Hydroelectric Plant (1)	Dec. 2016	408	26,710	22,546
Jaguara Hydroelectric Plant	Aug. 2013	424	40,452	174,203
São Simão Hydroelectric Plant	Jan. 2015	1,710	1,762	2,711

		3,601,70	203,545	816,202

(1)

Investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$174,203, R$2,711 and R$22,546, respectively, are recorded as concession financial assets, and the determination of the final amounts to be paid to the Company is in a process of discussion with Aneel (the regulator). Management of the subsidiary Cemig GT does not expect losses in realization of these amounts.

As specified by the regulator (Aneel), the valuation reports that support the amounts to be received by the Company in relation to the residual value of the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have been submitted to the regulator. The Company and its subsidiaries do not expect any losses in the realization of these amounts.

15.4	Concession grant fee – Generation concessions

The concession grant fee for 30 years, of concession contracts No.’s 08 to 16/2016, for the 18 hydroelectric plants of Lot D of Auction 12/2015, which Cemig GT won, was R$2,216,353. The amount of the concession fee was recognized as a financial asset measured at amortized cost, as the Company has unconditional right to receive the amount paid, updated by the IPCA index and remuneration interest (the total of which is equivalent to the internal rate of return on the project) during the period of the concession.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The changes in these financial assets are as follows (R$’000):

SPC	Plant	Balance at Dec. 31, 2018	Monetary updating	Amounts received	Balance at Jun. 30, 2019
Cemig Geração Três Marias S.A.	Três Marias	1,369,900	95,560	(68,423)	1,397,037
Cemig Geração Salto Grande S.A.	Salto Grande	429,910	30,116	(21,578)	438,448
Cemig Geração Itutinga S.A.	Itutinga	160,601	12,554	(9,174)	163,981
Cemig Geração Camargos S.A.	Camargos	120,452	9,357	(6,830)	122,979
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	157,217	13,003	(9,609)	160,611
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	106,697	9,685	(7,297)	109,085
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	64,153	5,876	(4,437)	65,592

Total		2,408,930	176,151	(127,348)	2,457,733

SPC	Plant	Balance at Dec. 31, 2017	Monetary updating	Amounts received	Balance at Jun. 30, 2019
Cemig Geração Três Marias S.A.	Três Marias	1,330,134	84,877	(65,703)	1,349,308
Cemig Geração Salto Grande S.A.	Salto Grande	417,393	26,758	(20,721)	423,430
Cemig Geração Itutinga S.A.	Itutinga	155,594	11,237	(8,809)	158,022
Cemig Geração Camargos S.A.	Camargos	116,710	8,372	(6,558)	118,524
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	152,170	11,680	(9,227)	154,623
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	103,133	8,746	(7,007)	104,872
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	62,001	5,310	(4,259)	63,052

Total		2,337,135	156,980	(122,284)	2,371,831

Of the energy produced by these plants, 70% is sold in the Regulated Market (ACR) and 30% in the Free Market (ACL).

Concession Sector assets (liabilities)

15.5	CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments

The Amendment that extended the concession period of the Cemig D guarantees that, in the event of extinction of the concession contract, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be paid by the grantor. The balances on (i) the CVA Account (Compensation for Variation of Portion A items), (ii) the account for Neutrality of Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations are subject to monetary adjustment using the Selic rate and considered in the subsequent tariff adjustments.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The balance of these sector financial assets and liabilities, which are presented at net value, in assets or liabilities, in the interim accounting information, in accordance with the tariff adjustments that have been authorized or are to be ratified, are as follows:

Statement of financial position	Jun. 30, 2019			Dec. 31, 2018
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	2,724,479	824,092	3,548,571	1,184,458	2,545,994	3,730,452
Current assets	2,724,479	73,608	2,798,087	1,184,458	1,505,264	2,689,722
Non-current assets	—	750,484	750,484	—	1,040,730	1,040,730
Liabilities	(1,938,019)	(479,687)	(2,417,706)	(1,140,507)	(1,509,252)	(2,649,759)
Current liabilities	(1,938,019)	(54,899)	(1,992,918)	(1,140,507)	(902,341)	(2,042,848)
Non-current liabilities	—	(424,788)	(424,788)	—	(606,911)	(606,911)

Total current, net	786,460	18,709	805,169	43,951	602,923	646,874

Total non-current, net	—	325,696	325,696	—	433,819	433,819

Total, net	786,460	344,405	1,130,865	43,951	1,036,742	1,080,693

Financial components	Jun. 30, 2019			Dec. 31, 2018
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Portion A’
Quota for the Energy Development Account (CDE)	262,564	33,393	295,957	1,172	220,016	221,188
Tariff for use of transmission facilities of grid participants	(40,181)	(7,326)	(47,507)	24,263	(5,577)	18,686
Tariff for transport of Itaipu supply	18,886	5,284	24,170	2,266	15,580	17,846
Alternative power sources program (Proinfa)	23,307	(64)	23,243	3,106	5,154	8,260
ESS (System Service Charge) and EER (Reserve Energy Charge)	(350,242)	(6,641)	(356,883)	(246,181)	(287,474)	(533,655)
Energy bought for resale (1)	1,434,102	168,495	1,602,597	667,149	1,401,917	2,069,066
‘Other financial components’
Overcontracting of supply	(184,179)	199,635	15,456	(204,056)	(12,920)	(216,976)
Neutrality of Portion A	(65,332)	10,879	(54,453)	53,008	(14,883)	38,125
Other financial components in tariff adjustments	(232,255)	(29,342)	(261,597)	(235,964)	(211,525)	(447,489)
Tariff Flag balances (2)	—	(11,967)	(11,967)	—	(11,215)	(11,215)
Excess demand and reactive power	(80,210)	(17,941)	(98,151)	(20,812)	(62,331)	(83,143)

TOTAL	786,460	344,405	1,130,865	43,951	1,036,742	1,080,693

(1)

The amount of the CVA for power supply constituted in 2018 after the Tariff Review, for inclusion in the tariff adjustment of 2019, is due mainly to the increased expenses on purchase of energy and coverage of hydrological risk, in view of the increase in the price of energy in the wholesale market, and operation of the thermoelectric plants, due to the low level of reservoirs;

(2)	Billing arising from the ‘Flag’ Tariff System not yet homologated by Aneel.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Changes in sector assets and liabilities have been as follows:

Balance at Dec. 31, 2017	(45,790)
Net constitution of financial assets	742,106
Assets realized	408,566
Others – R&D Reimbursement	(114,782)
Advances from the Flag Tariff Centralizing Account	(165,671)
Inflation adjustment – Selic rate (Note 30)	11,286

Balance at Jun. 30, 2018 (resubmitted)	835,715

Balance at Dec. 31, 2018	1,080,693
Net constitution of financial assets (1)	254,930
Assets realized	(174,689)
Advances from the Flag Tariff Centralizing Account	(83,115)
Inflation adjustment – Selic rate (Note 30)	53,046

Balance at Jun. 30, 2019	1,130,865

(1)

The CVA asset recognized in the period is mainly due to higher difference in 2019 between actual costs of energy and the estimate figures used for future cost of energy in the tariff calculation (this difference generates a financial asset to be reimbursed to the Company through the next tariff adjustment).

Payments from the Flag Tariff Centralizing Account

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds that are collected from captive customers of distribution concession and permission holders operating in the national grid, and are paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Trading Chamber (CCEE) to distribution agents, based on the differences between (a) realized amounts of costs of thermal generation and exposure to short-term market prices and (b) the amounts covered by the tariff in force.

From January to June, 2019, funds passed through by the Flag Account totaled R$83,114 (R$165,671 in 2Q18), and were recognized as a partial realization of CVA receivables constituted.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16.	CONCESSION CONTRACT ASSETS

Under IFRS 15 / Technical Pronouncement CPC 47 – Revenue from contracts with customers, concession infrastructure assets during the period of construction for which the right to consideration depends on satisfaction of a performance obligations are classified as Contract assets. The balances of these on June, 30, 2019 were as follows:

	Consolidated
	Jun. 30, 2019	Dec. 31, 2018
Distribution – Infrastructure assets under construction	603,970	518,162
Gas – Infrastructure assets under construction	89,746	81,475
Transmission – Reimbursement assets incorporated into the Assets Remuneration Base	414,069	492,405
Transmission – Assets remunerated by tariff	716,317	636,905

	1,824,102	1,728,947

Current	131,989	130,951
Non-current	1,692,113	1,597,996

The changes in contract assets are as follows:

	Transmission	Distribution	Gas	Consolidated
Balance at December 31, 2017	—	—
Effects of initial adoption of CPC 47 / IFRS 15 (notes 15 and 19)	1,092,271	531,750	89,497	1,713,518
Additions	4,732	348,283	20,950	373,965
Inflation adjustment	79,882	—	—	79,882
Amounts received	(101,653)	—	—	(101,653)
Settled	—	—	(857)	(857)
Adjustment of expectation of cash flow from the Concession financial assets	9,671	—	—	9,671
Transfers to Financial assets	—	(11,302)	—	(11,302)
Transfers to Intangible assets	(106)	(240,297)	(24,163)	(264,566)

Balance at June 30, 2018 (reclassified)	1,084,797	628,434	85,427	1,798,658
Reclassification (1)	(1,084,797)	(628,434)	(85,427)	(1,798,658)

Balance at June 30, 2018 (originally submitted)	—	—	—	—

Balance at December 31, 2018	1,129,310	518,162	81,475	1,728,947
Additions	82,989	347,052	19,069	449,110
Inflation adjustment	19,256	—	—	19,256
Adjustment to expectation of contractual cash flow from the concession	7,834	—	—	7,834
Amounts received	(63,075)	—	—	(63,075)
Settled	(1,824)	—	(145)	(1,969)
Transfers to Financial assets	(44,082)	(17,260)	—	(61,342)
Transfers to Intangible assets	—	(270,000)	(10,653)	(280,653)
Transfers to PP&E	(22)	—	—	(22)
Reversals of impairment losses (2)	—	26,016	—	26,016

Balance at June 30, 2019	1,130,386	603,970	89,746	1,824,102

(1)

For comparability, the balances of certain assets linked to transmission concession infrastructure, originally presented on June 30, 2018 in financial assets and in intangible assets, were reclassified to concession contract assets, due to the effects of the first adoption of CPC 47 / IFRS 15 on January 1, 2018.

(2)

As of December, 31, 2018, the subsidiary Cemig D recognized a provision of R$ 42.029 for impairment of certain long-term assets in progress. The amount of R$26.016 was reversed in the second quarter of 2019.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The amount of additions in the period ended June 30, 2019 includes R$22,822 under the heading Capitalized borrowing costs, as presented in Note 23.

On June, 30, 2019, the Company has not identified any evidence of impairment of the others contract assets, with definite expected useful life. The Company doesn’t have any contract asset with indefinite useful life.

Energy and gas distribution activities

Assets linked to concession infrastructure still under construction are posted initially as contract assets, considering the right of Cemig D and Gasmig to charge for the services provided to customers or receive an indemnity at the end of the concession for assets not yet amortized. New assets are recorded initially as contract assets, valued at acquisition cost, including capitalized borrowing costs. After the assets start operation, the performance obligation linked to construction is deemed to have been concluded, and the assets are split between financial assets and intangible assets.

The transmission activity

The assets linked to the infrastructure of the transmission concession are now classified as contract assets, considering the performance obligations during the period of the concession, namely the obligations to build, operate and maintain transmission lines and keep them available. The assets posted in this line are:

Outstanding balance to be received through RAP: The outstanding balance of the reimbursement for transmission, due to acceptance of the terms of Law 12783/13, of R$414,069, at June 30, 2019 (R$492,405 at December 31, 2018) was incorporated into the Assets Remuneration Base and is being recovered via RAP.

Transmission – Assets remunerated by tariff: For new assets related to improvements and upgrades of facilities constructed by transmission concession holders, the regulator calculates an additional portion of Permitted Annual Revenue (RAP) in accordance with a methodology specified in the Proret (Tariff Regulation Procedures).

Under the Proret, the revenue established in the Resolutions is payable to the transmission concession holders as from the date of start of commercial operation of the facilities. In the periods between tariff reviews, the revenues associated with the improvements and upgrades of facilities are provisional. They are then finally determined in the review immediately subsequent to the start of commercial operation of the facilities; this review then has effect starting on the date when commercial operations begin. The balance receivable on June 30, 2019 was R$716,317 (R$636,905 on December, 31, 2018, previously classified as financial assets).

A counterpart entry is posted for the activity of implementation of infrastructure (during the phase of works), linked to completion of performance, and of the performance obligations to operate and maintain, and not only to the passage of time. Revenue and costs related to formation of these assets are recognized as costs incurred.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17.	INVESTMENTS

Investee	Control	Consolidated		Parent company
		Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
Cemig Geração e Transmissão	Subsidiary	—	—	5,984,474	5,064,127
Hidrelétrica Cachoeirão	Jointly-controlled	51,102	49,213	—	—
Hidrelétrica Pipoca	Jointly-controlled	29,227	30,629	—	—
Retiro Baixo	Jointly-controlled	175,386	170,720	—	—
Aliança Norte (Belo Monte plant)	Jointly-controlled	661,121	663,755	—	—
Madeira Energia (Santo Antônio plant)	Affiliated	231,270	270,090	—	—
FIP Melbourne (Santo Antônio plant)	Affiliated	437,960	470,022	—	—
Baguari Energia	Jointly-controlled	158,614	162,224	—	—
Aliança Geração	Jointly-controlled	1,277,764	1,216,860	—	—
Amazônia Energia (Belo Monte Plant)	Jointly-controlled	1,008,913	1,012,635	—	—
Cemig Distribuição	Subsidiary	—	—	6,209,525	4,642,358
TAESA	Jointly-controlled	1,207,352	1,143,189	1,207,352	1,143,189
Ativas Data Center	Affiliated	16,095	16,509	16,095	16,509
Gasmig	Subsidiary	—	—	1,403,976	1,439,005
Cemig Geração Distribuída	Subsidiary	—	—	10,781	2,741
LEPSA (1)	Subsidiary	—	—	—	5,099
RME (1)	Subsidiary	—	—	—	47,155
Efficientia	Subsidiary	—	—	16,410	17,532
Janaúba photovoltaic plant – Distributed Generation	Affiliated	9,004	9,042	—	—
Companhia de Transmissão Centroeste de Minas	Jointly-controlled	22,538	19,690	22,538	19,690
Axxiom Soluções Tecnológicas	Subsidiary	—	—	14,066	8,301
Cemig Overseas	Subsidiary	—	—	37	—

Total of investments		5,286,346	5,234,578	14,885,254	12,405,706

(1)

On April 24, 2019 Cemig completed merger of its wholly-owned subsidiaries RME and Lepsa, whose only material asset was the investment in Light. The book value used for merger was calculated by appraisal approved by Extraordinary General Meeting held on March 25, 2019.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interests in the Santo Antônio power plant, and Ativas Data Center.

a)	Right to operate regulated activity

In the process of allocation of the acquisition price of the subsidiaries and affiliates, a basic identification was made of the intangible assets relating to the right to operate the regulated activity. These assets are presented jointly with the historic value of the investments in the table above. These assets will be amortized over the remaining period of the concessions on the straight-line basis.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This table shows changes in these assets:

Parent company
Investee	Dec. 31, 2017	Amortization	Jun. 30, 2018	Dec. 31, 2018	Amortization	Jun. 30, 2019
Cemig Geração e Transmissão	688,612	(19,326)	669,286	726,170	(21,919)	704,251
Retiro Baixo	28,344	(591)	27,753	31,966	(695)	31,271
Central Eólica Praias de Parajuru	16,503	(707)	15,796	66,286	(3,107)	63,179
Central Eólica Volta do Rio	11,035	(436)	10,599	95,819	(4,107)	91,712
Central Eólica Praias de Morgado	23,956	(972)	22,984	—	—	—
Madeira Energia (Santo Antônio plant)	151,384	(2,979)	148,405	18,000	(369)	17,631
LIghtger	—	—	—	83,990	—	83,990
Aliança Geração	402,844	(12,655)	390,189	377,534	(12,655)	364,879
Aliança Norte (Belo Monte plant)	54,546	(986)	53,560	52,575	(986)	51,589
TAESA	188,745	(4,660)	184,085	179,424	(4,660)	174,764
Light	186,437	(11,181)	175,256	—	—	—
Gasmig	457,273	(7,628)	449,645	442,016	(7,628)	434,388
RME	43,365	(2,532)	40,833	—	—	—

OVERALL TOTAL	1,564,432	(45,327)	1,519,105	1,347,610	(34,207)	1,313,403

Consolidated
Investee	Dec. 31, 2017	Amortization	Jun. 30, 2018	Dec. 31, 2018	Amortization	Jun. 30, 2019
Cemig Geração e Transmissão	688,612	(19,326)	669,286	480,075	(14,705)	465,370
Retiro Baixo	28,344	(591)	27,753	31,966	(695)	31,271
Central Eólica Praias de Parajuru	16,503	(707)	15,796	—	—	—
Central Eólica Volta do Rio	11,035	(436)	10,599	—	—	—
Central Eólica Praias de Morgado	23,956	(972)	22,984	—	—	—
Madeira Energia (Santo Antônio plant)	151,384	(2,979)	148,405	18,000	(369)	17,631
Aliança Geração	402,844	(12,655)	390,189	377,534	(12,655)	364,879
Aliança Norte (Belo Monte plant)	54,546	(986)	53,560	52,575	(986)	51,589
TAESA	188,745	(4,660)	184,085	179,424	(4,660)	174,764
Light	186,437	(11,181)	175,256	—	—	—
RME	43,365	(2,532)	40,833	—	—	—

OVERALL TOTAL	1,107,159	(37,699)	1,069,460	659,499	(19,365)	640,134

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Changes in investments in subsidiaries, jointly-controlled entities and affiliates:

Parent company
Investee	Dec. 31, 2018	Gain (loss) by equity method (Income statement)	Dividends	Capital contributions / acquisitions	Other	Jun. 30, 2019
Cemig Geração e Transmissão	5,064,127	920,347	—	—	—	5,984,474
Cemig Distribuição	4,642,358	1,567,167	—	—	—	6,209,525
Ativas Data Center	16,509	(414)	—	—	—	16,095
Gasmig	1,439,005	79,522	(113,687)	—	(864)	1,403,976
Cemig Geração Distribuída	2,741	(1,353)	(944)	10,337	—	10,781
LEPSA (1)	5,099	9	—	—	(5,108)	—
RME (1)	47,155	6,652	—	—	(53,807)	—
Efficientia	17,532	334	(1,456)	—	—	16,410
Companhia de Transmissão Centroeste de Minas	19,690	2,848	—	—	—	22,538
Axxiom Soluções Tecnológicas	8,301	—	—	5,765	—	14,066
Taesa	1,143,189	97,719	(33,363)	—	(193)	1,207,352
Cemig Overseas	—	—	—	—	37	37

	12,405,706	2,672,831	(149,450)	16,102	(59,935)	14,885,254

(1)	Changes included in the Others column arise from the merger of RME and LEPSA in April 2019.

Consolidated
Investee	Dec. 31, 2018	Gain (loss) by equity method (Income statement)	Dividends	Capital contributions / acquisitions	Other	Jun. 30, 2019
Companhia de Transmissão Centroeste de Minas	19,690	2,848	—	—	—	22,538
Hidrelétrica Cachoeirão	49,213	5,310	(3,421)	—	—	51,102
Hidrelétrica Pipoca	30,629	818	(2,220)	—	—	29,227
Madeira Energia (Santo Antônio plant)	270,090	(38,820)	—	—	—	231,270
FIP Melbourne (Santo Antônio plant)	470,022	(32,062)	—	—	—	437,960
Baguari Energia	162,224	9,953	(13,563)	—	—	158,614
Amazônia Energia (Belo Monte plant)	1,012,635	(3,797)	—	75	—	1,008,913
Aliança Norte (Belo Monte plant)	663,755	(3,587)	—	953	—	661,121
Ativas Data Center	16,509	(414)	—	—	—	16,095
Taesa	1,143,189	97,719	(33,363)	—	(193)	1,207,352
Aliança Geração	1,216,860	60,904	—	—	—	1,277,764
Retiro Baixo	170,720	4,666	—	—	—	175,386
Janaúba photovoltaic plant – Distributed Generation	9,042	(38)	—	—	—	9,004

Total of investments	5,234,578	103,500	(52,567)	1,028	(193)	5,286,346

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Parent company
Investees	Dec. 31, 2017	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Capital contributions	Others	Jun. 30, 2018
Cemig Geração e Transmissão	4,793,832	66,889	—	—	—	—	4,860,721
Cemig Distribuição (2)	3,737,310	177,656	—	—	560,000	(99,076)	4,375,890
Cemig Telecom (1)	247,313	4,778	(416)	—	—	(251,675)	—
Ativas Data Center (1)	—	(128)	—	—	—	17,116	16,988
Rosal Energia	106,897	9,958	—	(16,342)	—	17,547	118,060
Sá Carvalho	102,536	13,574	—	(16,147)	—	—	99,963
Gasmig	1,418,271	61,324	—	(81,308)	—	—	1,398,287
Horizontes Energia	53,165	11,604	—	(8,015)	—	—	56,754
Usina Térmica Ipatinga	4,932	106	—	(314)	—	—	4,724
Cemig PCH	96,944	15,396	—	(16,122)	—	—	96,218
LEPSA (2)	455,861	6,389	—	(2,963)	—	(22,083)	437,204
RME (2)	383,233	1,635	—	(1,200)	—	(16,565)	367,103
UTE Barreiro	17,982	120	—	—	—	—	18,102
Empresa de Comercialização de Energia Elétrica	18,403	26,232	—	(17,820)	—	—	26,815
Efficientia	7,084	730	—	(231)	9,070	—	16,653
Cemig Comercializadora de Energia Incentivada	2,004	428	—	(220)	—	—	2,212
Companhia de Transmissão Centroeste de Minas	20,584	2,446	—	(4,804)	—	—	18,226
Light (2)	1,083,140	8,202	—	(7,689)	—	(44,146)	1,039,507
Cemig Trading	29,206	26,582	—	(28,006)	—	—	27,782
Axxiom Soluções Tecnológicas	11,866	(4,146)	—	—	—	—	7,720
Taesa	1,101,462	100,028	—	(89,576)	—	—	1,111,914
Cemig Overseas	158	—	—	—	35	—	193

	13,692,183	529,803	(416)	(290,757)	569,105	(398,882)	14,101,036

(1)	Changes included in the Others column arise from the merger of Cemig Telecom in March 2018.
(2)

The movement included in the Others column arises from first adoption of the new accounting pronouncements on January 1, 2018, recognized by the investees directly in equity without inclusion in the Income statement.

Consolidated
Investees	Dec. 31, 2017	Gain (loss) by equity method (Income statement)	Dividends	Contributions / acquisitions	Others	Jun. 30, 2018
Companhia de Transmissão Centroeste de Minas	20,584	2,446	(4,804)	—	—	18,226
Light (1)	1,534,294	15,107	(11,532)	—	(66,220)	1,471,649
Axxiom Soluções Tecnológicas	11,866	(4,146)	—	—	—	7,720
RME (1)	383,233	1,635	(1,200)	—	(16,565)	367,103
Hidrelétrica Cachoeirão	57,957	6,739	(16,350)	—	—	48,346
Guanhães Energia	25,018	(299)	—	34,889	—	59,608
Hidrelétrica Pipoca	26,023	3,357	(1,203)	—	—	28,177
Madeira Energia (Santo Antônio plant)	534,761	(77,435)	—	84	—	457,410
FIP Melbourne (Santo Antônio plant)	582,504	(65,933)	—	—	—	516,571
Lightger	40,832	2,308	(1,779)	—	—	41,361
Baguari Energia	148,422	16,088	(3,558)	—	—	160,952
Central Eólica Praias de Parajuru	60,101	(6,086)	—	—	—	54,015
Central Eólica Volta do Rio	67,725	(13,636)	—	—	—	54,089
Central Eólica Praias de Morgado	50,569	(4,748)	—	—	—	45,821
Amazônia Energia (Belo Monte plant)	866,554	28,243	—	70,181	—	964,978
Ativas Data Center	17,450	(891)	—	—	429	16,988
Taesa	1,101,462	100,028	(89,576)	—	—	1,111,914
Renova	282,524	(89,092)	—	—	—	193,432
Usina Hidrelétrica Itaocara S.A.	3,699	(3,477)	—	3,399	—	3,621
Aliança Geração	1,242,170	38,212	—	—	—	1,280,382
Aliança Norte (Belo Monte plant)	576,704	17,420	—	41,365	—	635,489
Retiro Baixo	157,773	7,927	—	—	—	165,700

Total of investments	7,792,225	(26,233)	(130,002)	149,918	(82,356)	7,703,552

(1)

The movement in the Others column arises from first adoption of the new accounting standards on January 1, 2018, recognized by the investees directly in equity without inclusion in the profit and loss account. Note 2.2.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	This table gives the main information on the subsidiaries and affiliates, not adjusted for the percentage represented by the Company’s ownership interest:

Investees	Number of shares	Jun. 30, 2019			Dec. 31, 2018
		Cemig Stake %	Share capital, R$ ’000	Equity R$ ’000	Cemig stake %	Share capital, R$ ’000	Equity R$ ’000
Cemig Geração e Transmissão	2,896,785,358	100.00	2,600,000	6,336,603	100.00	2,600,000	4,980,136
Madeira Energia (Santo Antônio plant)	12,034,025,147	15.51	10,619,786	4,201,884	15.51	10,619,786	4,656,593
Hidrelétrica Cachoeirão	35,000,000	49.00	35,000	104,290	49.00	35,000	100,434
Guanhães Energia	548,626,000	49.00	548,626	267,878	49.00	396,402	228,242
Hidrelétrica Pipoca	41,360,000	49.00	41,360	59,060	49.00	41,360	62,509
Baguari Energia (1)	26,157,300,278	69.39	186,573	228,591	69.39	186,573	233,793
Central Eólica Praias de Parajuru	71,834,843	100.00	71,835	81,438	100.00	71,835	79,594
Central Eólica Volta do Rio	138,867,440	100.00	138,867	81,364	100.00	138,867	84,355
Lightger	79,078,937	49.00	79,232	92,752	49.00	79,232	86,105
Aliança Norte (Belo Monte plant)	41,893,675,837	49.00	1,208,071	1,243,943	49.00	1,206,127	1,247,307
Amazônia Energia (Belo Monte plant) (1)	1,322,527,723	74.50	1,322,528	1,354,245	74.50	1,322,428	1,359,243
Aliança Geração	1,291,582	45.00	1,291,488	2,025,081	45.00	1,291,488	1,857,905
Retiro Baixo	225,350,000	49.90	225,350	288,808	49.90	222,850	278,065
Renova (1)	41,719,724	36.23	2,919,019	(685,314)	36.23	2,919,019	(76,489)
Usina Hidrelétrica Itaocara S.A.	22,165,114	49.00	22,165	9,821	49.00	22,165	10,470
Cemig Baguari	306,000	100.00	306	22	100.00	306	36
Cemig Ger.Três Marias S.A.	1,291,423,369	100.00	1,291,423	1,410,905	100.00	1,291,423	1,395,614
Cemig Ger.Salto Grande S.A.	405,267,607	100.00	405,268	448,235	100.00	405,268	440,083
Cemig Ger. Itutinga S.A.	151,309,332	100.00	151,309	180,892	100.00	151,309	178,544
Cemig Geração Camargos S.A.	113,499,102	100.00	113,499	134,397	100.00	113,499	131,570
Cemig Geração Sul S.A.	148,146,505	100.00	148,147	177,619	100.00	148,147	176,424
Cemig Geração Leste S.A.	100,568,929	100.00	100,569	120,826	100.00	100,569	120,686
Cemig Geração Oeste S.A.	60,595,484	100.00	60,595	72,483	100.00	60,595	69,898
Rosal Energia S.A.	46,944,467	100.00	46,944	128,110	100.00	46,944	124,897
Sá Carvalho S.A.	361,200,000	100.00	36,833	133,168	100.00	36,833	94,447
Horizontes Energia S.A.	39,257,563	100.00	39,258	62,651	100.00	39,258	54,953
Cemig PCH S.A.	45,952,000	100.00	45,952	94,787	100.00	45,952	92,987
Usina Termelétrica do Barreiro S.A.	1,402,000	100.00	1,402	3,473	100.00	16,902	18,406
Empresa de Serviços de Comercialização de Energia Elétrica S.A.	486,000	100.00	486	54,159	100.00	486	26,755
Cemig Comercializadora de Energia Incentivada S.A.	1,000,000	100.00	1,000	2,906	100.00	1,000	2,841
Cemig Trading S.A.	1,000,000	100.00	1,000	57,276	100.00	1,000	28,135
Cemig Distribuição	2,359,113,452	100.00	2,771,998	6,209,525	100.00	2,771,998	4,642,358
Light	203,934,060	49.99	2,225,822	3,656,609	26.06	2,225,821	3,389,492
TAESA	1,033,496,721	21.68	3,042,034	4,857,614	21.68	3,042,034	4,572,051
Ativas Data Center	456,540,718	19.60	182,063	82,116	19.60	182,063	84,232
Gasmig	409,255,483	99.57	665,429	973,775	99.57	665,429	1,001,294
Cemig Geração Distribuída	174,281	100.00	174	10,781	100.00	174	2,741
LEPSA	—	—	—	—	100.00	406,341	446,591
RME	—	—	—	—	100.00	403,040	423,228
Efficientia	15,121,845	100.00	15,122	16,410	100.00	15,122	17,532
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28,000	44,193	51.00	28,000	38,608
Axxiom Soluções Tecnológicas	58,365,000	49.00	58,365	20,822	49.00	46,600	16,943

(1)	Control shared under a shareholders’ agreement.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Madeira Energia S.A. (“MESA”) and FIP Melbourne

MESA is the parent company of Santo Antônio Energia S.A (‘SAESA’), whose objects are operation and maintenance of the Santo Antônio Hydroelectric Plant and its transmission system, on the Madeira River, and all activities necessary for operation of the plant and its transmission system. Cemig directly holds an 8.54% equity interest; other shareholders include Furnas, Odebrecht Energia, and SAAG.

On June, 30, 2019 MESA reported a loss of R$454,708 and current liabilities in excess of current assets by R$11,046,981, due to, substantially, the reclassification of “Loans and Financing” to current liability, which was originally recognised in non-current liability, with maturity date after June, 30, 2020.

The reclassification of this amount to current liabilities occurred exclusively as a result of the financing contracts of MESA containing a clause allowing creditors to declare early maturity of the credits in the event of an application for Judicial Recovery by any one of the consenting parties to the financing contracts – which took place on 17, 2019, with the following consenting parties to the said contracts: Odebrecht Participações e Investimentos S.A. (OPI), Odebrecht Energia do Brasil S.A. (OEB) and Odebrecht S.A.

The management of MESA obtained, after June 30, 2019, declarations of “non-exercise” by the parties of the early maturity clause in the next 12 months as a function of the application for Judicial Recovery of the above-mentioned consenting parties. Thus, the reclassified portion of the debt, in the amount of R$ 10,717,521, will again be classified in non-current liabilities in the next quarter.

In addition to the reclassification referred to above, it should be noted that hydroelectric projects constituted using project finance structurally present negative net working capital in the first years of operation, because they are built using high levels of financial leverage. On the other hand, they have firm contracts for sales of energy supply over the long term as support and guarantee of payment of their debts. To balance the situation of negative working capital, in addition to its long-term sale contracts that ensure regularity in its operational cash flow, MESA count with the benefits of its debt reprofiling, that adjusted the flow of payments of the debt to its cash generation capacity, so that the investee does not depend on additional injections of capital by the shareholders.

Arbitration proceedings

In 2014, Cemig GT and SAAG Investimentos S.A. (SAAG), a vehicle through which Cemig GT holds an indirect equity interest in MESA, opened arbitration proceedings, in the Market Arbitration Chamber, challenging the following: (a) the increase approved in the capital of MESA of approximately R$750 million partially to be allocated to payment of the claims by the Santo Antonio Construction Consortium (‘CCSA’), based on absence of quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the bylaws and Shareholders’ Agreement of MESA; and also on the existence of credits owed to MESA by CCSA, for an amount greater than the claims; and (b) the adjustment for impairment carried out by the Executive Board of Mesa, in the amount of R$750 million, relating to certain credits owed to MESA by CCSA, on the grounds that those credits are owed in their totality by express provision of contract.

The arbitration judgment by the Market Arbitration Chamber recognized the right of Cemig GT and SAAG in full, and ordered annulment of the acts being impugned. As a consequence of this decision, Mesa reversed the impairment, and posted a provision for doubtful receivables in the amount of R$678,551 in its financial statements as of December 31, 2017.

To resolve the question of the liability of CCSA to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the affiliated company opened arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. This process is confidential under the Arbitration Regulations of the ICC.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Renova Energia S.A. (“Renova”)

Going concern

In the period ended June 30, 2019, Renova has reported a loss of R$608,825; accumulated losses of R$3,659,712; consolidated current liabilities in excess of consolidated current assets by R$940,928; an equity deficit of R$985,314; and negative gross margin; and has a need to obtain capital to comply with its commitments, including those for construction of wind and solar power plants. These events or conditions indicate the existence of material uncertainty that may raise significant doubt about its ability to continue as a going concern as of June 30, 2019.

Additionally, events in the second quarter of 2019 in Renova included the following: (i) cancellation by Aneel, on June 4, 2019 of the authorization of the Projects of AS3 Phase B, due to the delay in the schedule; (ii) on the same date, Aneel stated the intention of cancelling the regulated energy contract under the “LER 2013” auction (‘the AS3 Phase A PPA’), due to delay in the wind power complexes starting operation, and on the allegation that energy prices are now much higher than those of the last prior auctions of the Regulated Market; and (iii) on June 19, 2019, AES demonstrated the impossibility of continuing with the purchase on the basis of the AS3 PPA, due to the frustrated negotiation with the supplier of wind turbines. As a result, the commercial bases for sale of the AS III were altered in relation to the proposal previously signed, thus reducing the value of the asset. For this, a complementary impairment provision was constituted in Renova in the amount of R$ 259,421, in the quarter ended June 30, 2019.

In response to this, the investee and its shareholders, including the Company, maintain a corporate and financing restructuring plan with the aim of rebalancing its liquidity and cash flow structure, resolving the capital structure and honoring its commitments. This includes: approval of a binding proposal from AES Tietê Energia S.A. for purchase of the investee’s wind farms; renegotiation of debt maturity date with BNDES and reprofiling of amounts owed to related parties, including the Company. Management of the Company and the investee believe that, with the success of the measures approved, it will be possible to resume economic, financial and liquidity balance to continue the investee’s business in the future.

However, in view of the investee’s negative net equity, the Company reduced the carrying value of its equity interests in Renova, at December 31, 2018, to zero. No further losses have been recognized, considering the non-existence of any legal or constructive obligations to the investee.

Additionally, Cemig GT had accounts receivable from Renova in the amount of R$ 688 million, at June 30, 2019, with monetary updating calculated at the rate of 150% to 155% of the CDI rate, and final maturity date in December 2021. Considering the Investee’s equity deficit, and the uncertainties related to the process of its financial restructuring, as mentioned above, an estimated loss on realization of the credits was recognized in the second quarter of 2019, at the total amount of the balance receivable.

The continuity of Renova as a going concern depends on the success of the implementation of these measures, continuity of the flow of dividends from its investees, and obtaining of the necessary funding, from its shareholders and/or from outside parties.

Contract for acquisition of equity interest in Renova

As part of the corporate and financial restructuring plan of Renova, a share purchase agreement was signed on March 21, 2019 for acquisition, by the subsidiary Cemig GT and by Light Energia, of the entire shareholding interest in Renova Energia held by CG I, and the signature of an Instrument of Assignment of Contractual Position is being discussed, which will transfer the entire rights and obligations of Cemig GT to Light Energia. This restructuring also includes signature of an Investment Agreement with Light Energia for injections of capital by Cemig GT into Renova which will be used by the investee in carrying out and maintaining its operational activities.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Negotiations on Alto Sertão III

On April 9, 2019 Renova signed a share purchase agreement for the transaction to sell the Alto Sertão III Wind Generation Complex to AES Tietê Energia S.A., subdivided into Phases A and B, in relation to which financial questions and other obligations relating to the sale are still under discussion. The transaction is subject to the following conditions: (i) The overall price may be augmented by an agreed earn-out amount, if the performance of Phase A exceeds the reference level specified in the negotiation; (ii) Settlement of the debts owed to creditors of the project: AES Tietê will assume the financial debt, estimated at R$988 million, most of which is owed to the BNDES.

As a result of the events that took place in the second quarter of 2019 and which were considered to be precedent and suspensive conditions for the negotiations with AES, the parties are negotiating extension of the said contract for an additional period of 60 (sixty) days, ending in October 2019.

Extension of period and reprofiling of debts with creditors

On July 23, 2019, Renova signed a Bank Credit Note with Citibank in the amount of R$ 185.6 million, for reprofiling of debt past due, with final maturity at six years, payment of interest quarterly, and a one-year grace period for payment of the principal.

On August 15, 2019, the maturity date of the bridge loan contracted with the BNDES for funds for execution of the works on the Alto Sertão III Wind Complex, in the amount of R$ 988 million at June 30, 2019, was extended for 60 days, from August 15 to October 15, 2019.

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders in Norte Energia S.A. (‘Nesa’), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in Nesa of 11.69%.

Nesa has expended significant funds for costs of organization and development and pre-operating costs, resulting in negative net working capital of R$3,167,535 at June 30, 2019. The completion of the construction works for the Belo Monte plant, and consequent generation of revenues, in turn, depend on the capacity of the investee to continue to comply with the schedule of works envisaged, as well as obtaining the necessary financial resources, either from its shareholders and / or from third parties.

On September 21, 2015, Nesa was awarded a preliminary injunction ordering the regulator to “abstain, until hearing of the application for an injunction made in the origin case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not coming into operation on the date established in the original timetable for the project, including those specified in Aneel Normative Resolution 595/2013 and in the Concession Contract 01/2010-MME, of the Belo Monte Hydroelectric Plant”. The legal advisers of Nesa have classified the probability of loss as ‘possible’. The estimate of loss in Belo Monte up to June 30, 2019 is R$1,889,881.

Companhia de Transmissão Centroeste de Minas Gerais

On December 20, 2018 Cemig stated to Centrais Elétricas Brasileiras S.A. (‘Eletrobras’) Cemig’s interest in exercising its right of first refusal for acquisition of the equity interest held by Eletrobras in Companhia de Transmissão Centroeste de Minas S.A. (‘Centroeste’), which was the subject of Lot P in Eletrobras Auction 01/2018, held on September 27, 2018.

On January 15, 2019 Cemig was informed of the ratification by Eletrobras of the object of Eletrobras Auction 01/2018, referring to the exercise of first refusal, by the Company, in acquisition of the shareholding interest in Centroeste, conclusion of which will take place in 2019.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	Risks related to compliance with laws and regulations

Jointly-controlled investees:

Norte Energia S.A. (‘NESA’) – investment through Amazônia Energia and Aliança Norte

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of the investees and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations into irregularities involving contractors and suppliers of Nesa and of its other shareholders, which are still in progress. At present it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future include consequences for the investee, further to the write-downs of infrastructure assets of R$183,000 posted by Nesa in 2015, based on the results of the independent internal investigation conducted by Nesa and its other shareholders, the results of which were reflected in Cemig GT as a loss by the equity method in that year.

On March 9, 2018 Operação Fortuna was begun, in the 49th phase of ‘Operação Lava Jato’ (‘Operation Carwash’). According to news reports this operation investigates payment of bribes by the construction consortium of the Belo Monte power plant, comprising the companies. Management of Nesa believes that so far there are no new facts that have been disclosed by the 49th phase of ‘Operation Carwash’ that require additional procedures and internal independent investigation in addition to those already carried out.

The company’s management, based on its knowledge of the matters described above and on the independent procedure carried out, believes that the conclusions presented in the report of the independent investigation are adequate and appropriate; as a result no adjustment has been made in the interim accounting information. The effects of any future alterations in the existing scenario will be reflected appropriately in the Company’s interim accounting information.

Madeira Energia S.A (“MESA”)

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of MESA and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations into irregularities involving contractors and suppliers of Mesa and of its other shareholders. These investigations are still in progress. In response to allegations of possible illegal activities, the investee and its other shareholders have started an independent internal investigation.

The internal independent investigation, concluded in February 2019 – unless there are any future developments such as any plea bargains or collaboration undertakings that may be signed with the Brazilian authorities – has not found any objective evidence of any supposed undue payments by Mesa that should be considered for possible accounting write-off, pass-through or increase of costs to compensate undue advantages and/or linking of Mesa with acts of its suppliers, in the terms of the plea bargain or cooperation statements that have been made public.

The company’s management, based on its knowledge of the matters described above and on the independent procedures carried out, believes that the conclusions presented in the report of the independent investigation are adequate and appropriate; as a result no adjustment has been made in the interim accounting information. The effects of any future alterations in the existing scenario will be reflected appropriately in the Company’s interim accounting information.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Renova Energia S.A. (“Renova”)

Since 2017 Renova has been one of the subjects in an investigation being made by the Minas Gerais Civil Police relating to certain capital contributions made by its controlling shareholders, including Cemig GT, and other capital contributions made in previous years by Renova in certain projects under development. As a consequence of this matter, the governance bodies of Renova requested opening of an internal investigation on this subject, and this is being conducted by an independent company. A separate independent internal monitoring committee was also set up in Renova, to accompany the internal investigation, jointly with the Audit Committee. Its members are: one independent member of the Board; the Chair of the Audit Board; and the Chair of the Board of Directors. In this context, the scope of the independent internal investigation consists of assessment as to whether there are any irregularities, including the Brazilian legislation related to acts of corruption and money-laundering, and Renova’s Code of ethics and integrity policies.

On April 11, 2019, as part of the fourth phase of ‘Operation Descarte’, the Federal Police, the federal tax authority and the federal Public Attorneys’ Office began the operation called ‘Gone with the Wind’, which resulted in a search and seizure warrant executed at the head office of the investee Renova in São Paulo, to establish whether any contracts had been over-invoiced without related provision of services, within the activities of this investee, in periods prior to 2015. In July 25, 2019, the second phase of the operation occurred. The investigations of ‘Operation Gone with the Wind’ are still in progress, and according to a Market Notice published on April 11, 2019, Renova is collaborating fully with the authorities in relation to these investigations.

Although there is evidence of deficiencies of internal controls, related to certain payments and filing of support documentation for services provided by outside parties, additional procedures are being requested to determine the existence of elements which would provide a basis for the items under investigation. As a result, except for the constitution of a provision for an infringement notice issued by the federal tax authority, in the amount of R$ 1,788, no effect of the investigations has been included in the interim accounting information at June 30, 2019 of Renova, nor of the Company.

Other investigations

In addition to the matter mentioned above, there are investigations being conducted by the Public Attorneys’ Office and Civil Police of Minas Gerais State, to identify possible irregularities in the Company’s investments in Guanhães and Mesa.

These procedures are being carried out by analysis of documents demanded by the respective authorities, and by hearing of witnesses.

Internal procedures for risks related to compliance with law and regulations.

Taking into account the investigations that are being made by the Company and in certain investees as described above, the governance bodies of the Company have authorized contracting of a specialized company to analyze the internal procedures related to these investments. This independent investigation is being supervised by the Special Investigation Committee, creation of which has been approved by the governance bodies.

On April 11, 2019 agents of the Brazilian Federal Police were in the Company’s head office in Belo Horizonte to execute a search and seizure warrant issued by a São Paulo Federal Court in connection with the operation entitled “Gone with the Wind”, as described above.

The first phase of the Company’s internal investigation was completed and the report delivered on May 13, 2019. Considering the present phase and preliminary results of this first phase of the internal investigations, no effect has been recorded in the Company’s interim accounting statements at June 30, 2019. The investigations continue, and are expected to be completed at the end of 2019.

The Company will evaluate any change in the future scenarios, and any effects, when applicable, that might affect the financial statements, and will collaborate with the authorities in their analyses related to the investigations in progress.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18.	PROPERTY, PLANT AND EQUIPMENT

Consolidated	Jun. 30, 2019			Dec. 31, 2018
	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value
In service
Land	247,687	(17,087)	230,600	231,223	(16,174)	215,049
Reservoirs, dams, watercourses	3,284,866	(2,166,400)	1,118,466	3,282,178	(2,131,683)	1,150,495
Buildings, works and improvements	1,111,810	(823,732)	288,078	1,114,229	(800,430)	313,799
Machinery and equipment	2,787,113	(1,958,273)	828,840	2,772,738	(1,918,442)	854,296
Vehicles	30,641	(26,948)	3,693	31,747	(27,222)	4,525
Furniture and utensils	15,659	(12,068)	3,591	16,385	(12,718)	3,667

	7,477,776	(5,004,508)	2,473,268	7,448,500	(4,906,669)	2,541,831

In progress	129,852	—	129,852	119,754	—	119,754

Net PP&E	7,607,628	(5,004,508)	2,603,120	7,568,254	(4,906,669)	2,661,585

Parent company	Jun. 30, 2019			Dec. 31, 2018
	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value
In service
Land	82	—	82	82	—	82
Buildings, works and improvements	408	(298)	110	408	(297)	111
Machinery and equipment	5,852	(4,804)	1,048	5,840	(4,627)	1,213
Furniture and utensils	2,238	(1,882)	356	2,238	(1,878)	360

	8,580	(6,984)	1,596	8,568	(6,802)	1,766

In progress	459	—	459	484	—	484

Net PP&E	9,039	(6,984)	2,055	9,052	(6,802)	2,250

This table shows the changes in property, plant and equipment:

Consolidated	Balance at Dec. 31, 2018	Addition	Settled	Depreciation	Transfers/ Capitalizations (2)	Balance at June 30, 2019
In service
Land (1)	215,049	—	—	(1,388)	16,939	230,600
Reservoirs, dams, watercourses	1,150,495	—	—	(40,479)	8,450	1,118,466
Buildings, works and improvements	313,799	—	—	(9,342)	(16,379)	288,078
Machinery and equipment	854,296	—	(600)	(44,489)	19,633	828,840
Vehicles	4,525	—	—	(773)	(59)	3,693
Furniture and utensils	3,667	—	(3)	(152)	79	3,591

	2,541,831	—	(603)	(96,623)	28,663	2,473,268

In progress	119,754	34,414	—	—	(24,316)	129,852

Net PP&E	2,661,585	34,414	(603)	(96,623)	4,347	2,603,120

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.
(2)	Balances, of R$ 4,325 and R$ 22, respectively, were transferred from Intangible assets and concession contract assets to PP&E.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated	Balance at Dec. 31, 2017	Addition	Settled	Depreciation	Transfer to Assets classified as held for sale	Transfers/ Capitalizations	Balance at Jun. 30, 2018
In service
Land (1)	211,272	—	(3)	(1,247)	—	—	210,022
Reservoirs, dams and watercourses	1,233,576	—	(2,575)	(40,447)	—	146	1,190,700
Buildings, works and improvements	331,362	—	(237)	(9,358)	—	568	322,335
Machinery and equipment	873,551	—	(5,095)	(41,444)	(255,758)	19,231	590,485
Vehicles	3,105	—	—	(666)	—	2,822	5,261
Furniture and utensils	3,395	—	—	(169)	—	497	3,723

	2,656,261	—	(7,910)	(93,331)	(255,758)	23,264	2,322,526

In progress	106,049	26,272	(1,152)	—	—	(32,781)	98,388

Net PP&E	2,762,310	26,272	(9,062)	(93,331)	(255,758)	(9,517)	2,420,914

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.

Parent company	Balance at Dec. 31, 2018	Transfers	Depreciation	Balance at Jun 30, 2019
In service
Land	82	—	—	82
Buildings, works and improvements	111	—	(1)	110
Machinery and equipment	1,213	25	(190)	1,048
Furniture and utensils	360	—	(4)	356

	1,766	25	(195)	1,596

In progress	484	(25)	—	459

Net PP&E—parent company	2,250	—	(195)	2,055

Parent company	Balance at Dec. 31, 2017	Incorporation Telecom (1)	Transfer to Assets classified as held for sale	Transfers (1)	Depreciation	Settled	Balance at Jun. 30, 2017
In service
Land	—	82	—	—	—	—	82
Buildings, works and improvements	—	116	—	—	(1)		115
Machinery and equipment	1,338	262,138	(255,758)	—	(5,802)	(468)	1,448
Furniture and utensils	13	405	—	—	(16)	—	402

	1,351	262,741	(255,758)	—	(5,819)	(468)	2,047

In progress	459	9,025	—	(9,025)	—	—	459

Net PP&E—parent company	1,810	271,766	(255,758)	(9,025)	(5,819)	(468)	2,506

(1)	This refers to the merger of subsidiary Cemig Telecom. The amount of R$9.025 was transferred to inventories.

The average annual depreciation rate for the Company and its subsidiaries in the first semester of 2019 is 3.72%.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company and its subsidiaries have not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the grantor must determine the amount to be reimbursed to the Company – with the exception of the concession contracts related to Lot D of Auction12/2015. Management believes that the indemnity of these assets will be greater than the amount of their historic cost, after depreciation over their useful lives.

19.	INTANGIBLE ASSETS

The composition of the balance at June 30, 2019 and December 31, 2018:

Consolidated	Jun. 30, 2019			Dec. 31, 2018
	Historic cost	Accumulated amortization	Amount Residual value	Historic cost	Accumulated amortization	Amount Residual value
In service
Defined useful life
Temporary easements	11,749	(3,001)	8,748	11,749	(2,664)	9,085
Paid concessions	19,169	(12,270)	6,899	19,169	(11,930)	7,239
Assets of concession	18,939,096	(8,314,662)	10,624,434	18,674,138	(7,994,650)	10,679,488
Others	77,912	(65,241)	12,671	84,868	(66,071)	18,797

	19,047,926	(8,395,174)	10,652,752	18,789,924	(8,075,315)	10,714,609
In progress	65,864	—	65,864	62,582	—	62,582

Net intangible assets	19,113,790	(8,395,174)	10,718,616	18,852,506	(8,075,315)	10,777,191

	Jun. 30, 2019			Dec. 31, 2018
Parent company	Historic cost	Accumulated amortization	Amount Residual value	Historic cost	Accumulated amortization	Amount Residual value
In service
Defined useful life
Software use rights	14,880	(9,778)	5,102	14,880	(8,946)	5,934
Brands and patents	8	(8)	—	8	(8)	—
Others	231	(73)	158	231	(73)	158

	15,119	(9,859)	5,260	15,119	(9,027)	6,092

In progress	33	—	33	33	—	33

Net intangible assets	15,152	(9,859)	5,293	15,152	(9,027)	6,125

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This table shows the changes in intangible assets:

Consolidated	Balance at Dec. 31, 2018	Addition	Settled	Amortization	Transfers (1)	Balance at Jun. 30, 2019
In service
Defined useful life
Temporary easements	9,085	—	—	(337)	—	8,748
Paid concessions	7,239	—	—	(340)	—	6,899
Assets of concession	10,679,488	—	(5,898)	(343,275)	294,119	10,624,434
Others	18,797	—	—	(2,326)	(3,800)	12,671

	10,714,609	—	(5,898)	(346,278)	290,319	10,652,752

In progress	62,582	17,375	—	—	(14,093)	65,864

Net intangible assets – Consolidated	10,777,191	17,375	(5,898)	(346,278)	276,226	10,718,616

(1)

The transfers were made between Intangible assets, concession contract assets and property, plant and equipment as follows: (1) R$ 280,653 from concession contract assets to intangible assets; (2) (R$4,325) from intangible assets to property, plant and equipment and; and (3) (R$ 102) from intangible assets to concession financial assets.

Consolidated	Balance at Dec. 31, 2017	Effects of initial adoption of CPC 47/IFRS 15 (note 16)	Addition	Settled	Amortization	Transfer to Assets classified as held for sale	Transfer	Others Transfer	Balance at Jun. 30, 2018
In service
Useful life defined
Temporary easements	9,759	—	—	—	(337)	—	—	—	9,422
Paid concession	7,918	—	—	—	(340)	—	—	—	7,578
Concession assets	10,435,391	—	—	(5,197)	(328,997)	—	330,811	347	10,432,355
Others	17,188	—	1,064	(112)	(2,795)	(6,947)	5,053		13,451

	10,470,256		1,064	(5,309)	(332,469)	(6,947)	335,864	347	10,462,806
In progress (reclassified)	685,672	(621,247)	15,522	—	—	—	(71,662)	—	8,285

Net intangible assets (reclassified)	11,155,928	(621,247)	16,586	(5,309)	(332,469)	(6,947)	264,202	347	10,471,091

Reclassification (a)	—	621,247	368,376	(856)	—	—	(274,906)	—	713,861

Net intangible assets (original submitted)	11,155,928	—	384,962	(6,165)	(332,469)	(6,947)	(10,704)	347	11,184,952

(a)

For comparability, the balances of the assets linked to energy and gas concession distribution infrastructure, originally presented on June 30, 2018 in Intangible assets, were reclassified to concession contract assets, considering the effects of the first adoption of CPC 47/IFRS 15 on January 1, 2018 (see Note 16).

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Parent company	Balance at Dec. 31, 2018	Amortization	Balance at Jun. 30, 2019
In service
Defined useful life
Software use rights	5,934	(832)	5,102
Others	158	—	158

	6,092	(832)	5,260

In progress	33	—	33

Net intangible assets	6,125	(832)	5,293

Concession assets

The portion of the distribution infrastructure that will be fully used up during the concession is recorded in Intangible assets. Assets linked to the infrastructure of the concession that are still under construction are posted initially as contract assets, as detailed in Note 16.

The intangible assets Easements, Paid concessions, Right to commercial operation of the concession, and Others, are amortizable by the straight-line method, taking into account the consumption pattern of these rights. The amount of additions in the period ended June 30, 2019 includes R$2,699 under the heading Capitalized borrowing costs, as presented in Note 23.

The annual average amortization rate is 4.12%. The main amortization rates take into account the useful life that management expects for the asset, and reflect the expected pattern of their consumption.

20.	LEASING TRANSACTIONS

As mentioned in Note 2.2, as from January 1, 2019 the standard IFRS 16 / CPC 06 (R2) – Leases came into effect.

The Company and its subsidiaries have valued their contracts and recognized an asset of Right to Use and a liability for leasing, for the following contracts which contain leasing:

◾	Leasing of commercial real estate used for serving customers;

◾	Leasing of buildings used as administrative headquarters;

◾	Leasing of commercial vehicles used in operations.

The Company and its subsidiaries have opted to use the exemptions specified in the rule for short-term leasing operations (leasing transactions with a period of 12 months or less) without the option to purchase, and for low-value items. Thus, these leasing agreements are recognized as an expense in the income statement on the straight-line basis, over the period of the leasing. Their effects on net income from January to June 2019 were immaterial.

a)	Right to Use

The asset of Right to Use was valued at cost, comprising the amount of the initial measurement of the leasing liabilities, and amortized on the straight-line basis up to the end of the period of leasing or of the useful life of the asset identified, as the case may be.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The breakdown of the balance for each type of asset identified is as follows:

	Consolidated		Parent company
	Jun. 30, 2019	Jan 1, 2019	Jun. 30, 2019	Jan 1, 2019
Real estate property	221,162	238,482	5,303	19,844
Vehicles	84,633	103,557	—	—
Others	257	411	—	—

	306,052	342,450	5,303	19,844

Changes in the asset Right to Use are as follows:

Consolidated	Real estate property	Vehicles	Others	Total
Balances on December 31, 2018	—	—	—	—
Initial adoption on January 1, 2019	238,482	103,557	411	342,450
Amortization	(17,320)	(18,924)	(154)	(36,398)

Balances on June 30, 2019	221,162	84,633	257	306,052

Parent company	Real estate property
Balances on December 31, 2018	—
Initial adoption on January 1, 2019	19,844
Settled	(13,170)
Amortization	(1,371)

Balances on June 30, 2019	5,303

b)	Leasing liabilities

The liability for leasing agreements was measured at the present value of the minimum payments required by the contracts, discounted at the Company’s marginal interest rate for borrowing.

The changes in the liabilities for leasing transactions have been as follows:

	Consolidated	Parent company
Balances on December 31, 2018	—	—
First adoption on January 1, 2019 (1)	342,450	19,844
Settled	—	(13,170)
Interest incurred	18,332	286
Payments made	(49,570)	(1,760)

Balances on June 30, 2019	311,212	5,200

Current liabilities	91,572	2,646
Non-current liabilities	219,640	2,554

1)

The Company’s marginal borrowing rate applied to the liability for leasing recognized in the statement of financial position on the date of the initial application varied between 7.96% p.a. and 13.17% p.a., depending on the leasing contract period.

The profile of maturity dates of gross leasing liabilities is shown in Note 33.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

21.	SUPPLIERS

	Consolidated
	Jun. 30, 2019	Dec. 31, 2018
Energy on spot market – CCEE	195,400	139,375
Charges for use of energy network	129,410	122,374
Energy bought for resale	813,501	775,336
Itaipu Binacional	282,410	268,004
Gas bought for resale	121,989	123,664
Materials and services	298,084	372,499

	1,840,794	1,801,252

22.	TAXES AND AMOUNTS TO BE RESTITUTED TO CUSTOMERS

	Consolidated		Parent company
	Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
Current
ICMS (value added) tax	146,582	167,886	1,421	1,587
Cofins tax	120,555	146,004	2,994	18,404
Pasep tax	23,958	31,664	480	3,988
Social security contributions	22,170	22,730	1,627	2,226
Others	21,371	41,541	708	18,809

	334,636	409,825	7,230	45,014
Non-current
Cofins tax	26,316	25,280	—	—
Pasep tax	4,290	4,116	—	—

	30,606	29,396	—	—

	365,242	439,221	7,230	45,014

Amounts to be restituted to customers
Non-current
Pasep and Cofins taxes	4,110,513	1,123,680	—	—

	4,110,513	1,123,680	—	—

The amounts of PIS/Pasep and Cofins taxes to be reimbursed to consumers refer to the credits to be received by Cemig D following the court judgment which excluded ICMS tax amounts from the basis for calculation of those taxes. For further information see Note 9.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

23.	LOANS, FINANCINGS AND DEBENTURES

Financing source	Principal maturity	Annual Financial cost	Currency	Consolidated
				Jun. 30, 2019			Dec. 31, 2018
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil – Various bonds (1) (4)	2024	Diverse	U$$	1,842	17,497	19,339	25,936
Eurobonds (2)	2024	9.25%	U$$	43,441	5,748,300	5,791,741	5,856,124
KfW (2)	2019	1.78%	EUR$	—	—	—	229
(–) Transaction costs				—	(20,013)	(20,013)	(21,319)
(±) Funds advanced (3)				—	(32,213)	(32,213)	(34,269)

Debt in foreign currency				45,283	5,713,571	5,758,854	5,826,701

BRAZILIAN CURRENCY
Banco do Brasil (4)	2022	146.50% of CDI	R$	69,850	432,500	502,350	502,531
Caixa Econômica Federal (4)	2022	146.50% of CDI	R$	85,566	541,057	626,623	626,632
Caixa Econômica Federal (5)	2021	TJLP + 2.50%	R$	58,093	—	58,093	55,576
Caixa Econômica Federal (6)	2022	TJLP + 2.50%	R$	112,999	—	112,999	107,791
Eletrobras (4)	2023	UFIR + 6.00% to 8.00%	R$	13,970	13,893	27,863	33,182
Large customers (4)	2024	IGP-DI + 6.00%	R$	3,255	2,051	5,306	4,985
Pipoca Consortium (2)	2019	IPCA	R$	185	—	185	185
Sonda (7)	2021	110.00% of CDI	R$	—	47,073	47,073	45,531
Promissory Notes—9th Note Issue – Single series (4)	2019	151.00% of CDI	R$	445,479	—	445,479	425,571
(–) FIC Pampulha: Securities of subsidiary companies (9)				(17,484)	—	(17,484)	(23,508)
(–) Transaction costs				(1,690)	(5,482)	(7,172)	(12,524)
Debt in Brazilian currency				770,223	1,031,092	1,801,315	1,765,952

Total of loans and financings				815,506	6,744,663	7,560,169	7,592,653

Debentures – 3rd Issue, 2nd Series (2)	2019	IPCA + 6.00%	R$	—	—	—	156,361
Debentures – 3rd Issue, 3rd Series (2)	2022	IPCA + 6.20%	R$	359,163	684,185	1,043,348	1,049,331
Debentures – 6th Issue, 2nd series (2)	2020	IPCA + 8.07%	R$	18,997	16,490	35,487	33,322
Debentures – 7th Issue, Single series (2)	2021	140.00% of CDI	R$	341,586	510,619	852,205	1,022,646
Debentures – 3rd Issue, 2nd Series (4)	2021	IPCA + 4.70%	R$	536,487	534,787	1,071,274	1,596,419
Debentures – 3rd Issue, 3rd Series (4)	2025	IPCA + 5.10%	R$	16,822	938,528	955,350	955,722
Debentures – 5th Issue, Single series (4)	2022	146.50% of CDI	R$	217,175	1,362,377	1,579,552	1,580,121
Debentures – 6th Issue, Single series (4)	2020	CDI + 1.75%	R$	553,127	—	553,127	551,214
Debentures (8)	2022	TJLP+1.82% (69%) and Selic+1.82% (31%)	R$	33,007	76,375	109,382	124,801
Debentures (8)	2019	116.50% of CDI	R$	50,086	—	50,086	50,086
Debentures (8)	2023	CDI + 1.50%	R$	20,000	80,000	100,000	100,033
(–) Transaction costs				(12,873)	(20,718)	(33,591)	(40,881)

Total, debentures				2,133,577	4,182,643	6,316,220	7,179,175

Overall total – Consolidated				2,949,083	10,927,306	13,876,389	14,771,828

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Financing source	Principal maturity	Annual Financial cost	Currency	Parent company
				Jun. 30, 2019			Dec. 31, 2018
				Current	Non-current	Total	Total
BRAZILIAN CURRENCY
Sonda (7)	2021	110.00% do CDI	R$	—	47,073	47,073	45,531
(–) Transaction costs				—	(369)	(369)	(450)

Total of loans and financings				—	46,704	46,704	45,081

(1)

Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$172,857, less the amounts given as Deposits in guarantee, with balance of R$153,519. Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.

(2)	Cemig Geração e Transmissão.
(3)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(4)	Cemig Distribuição.
(5)	Central Eólica Praias de Parajuru.
(6)	Central Eólica Volta do Rio.
(7)	Cemig (parent company). Arising from merger of Cemig Telecom into Cemig.
(8)	Gasmig.
(9)	FIC Pampulha has financial investments in securities issued by subsidiary companies of the Company. For more information and characteristics of this fund, see Note 32.

The debentures issued by the subsidiaries are non-convertible; there are no agreements for renegotiation, nor debentures held in treasury.

There are early maturity clauses for cross-default in the event of non-payment by Cemig GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 million.

Guarantees

The guarantees of the debtor balance on loans and financings, on June 30, 2019, were as follows:

Jun. 30, 2019
Promissory notes: Sureties	8,843,946
Receivables	3,321,504
Shares	1,554,039
No guarantee	156,900

TOTAL	13,876,389

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The consolidated composition of loans, financings and debentures, by currency and indexer, with the respective amortization, is as follows:

Consolidated	2019	2020	2021	2022	2023	2024	2025	Total
Currency
US dollar	45,283	—	—	—	—	5,765,797	—	5,811,080

Total, currency-denominated	45,283	—	—	—	—	5,765,797	—	5,811,080
Indexers
IPCA (1)	75,609	872,535	871,774	581,830	234,632	234,632	234,632	3,105,644
Ufir / RGR (2)	7,597	11,215	3,407	3,265	2,379	—	—	27,863
CDI (3)	1,143,606	1,009,322	1,146,046	1,453,979	19,999	—	—	4,772,952
URTJ / TJLP (4)	183,297	21,253	20,946	21,037	—	—	—	246,533
IGP–DI (5)	2,629	266	968	577	577	289	—	5,306

Total, governed by indexers	1,412,738	1,914,591	2,043,141	2,060,688	257,587	234,921	234,632	8,158,298
(–) Transaction costs	(7,609)	(12,353)	(13,181)	(7,146)	(158)	(20,171)	(158)	(60,776)
(±) Funds advanced	—	—	—	—	—	(32,213)	—	(32,213)

Overall total	1,450,412	1,902,238	2,029,960	2,053,542	257,429	5,948,334	234,474	13,876,389

Parent company	2019	2020	2021	2022	2023	2024	2025	Total
Indexers
CDI (3)	—	—	47,073	—	—	—	—	47,073
Total, governed by indexers	—	—	47,073	—	—	—	—	47,073

(–) Transaction costs	—	—	(369)	—	—	—	—	(369)

Overall total	—	—	46,704	—	—	—	—	46,704

(1)	Expanded National Consumer Price (IPCA) Index;
(2)	Fiscal Reference Unit (Ufir/RGR), used until its abolition;
(3)	CDI: Interbank Rate for Certificates of Deposit.
(4)	Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP)
(5)	IGP-DI (‘General – Domestic Availability’) price index.

The principal currencies and indexers used for monetary updating of loans and financings had the following variations:

Currency	Change in 1H19, %	Change in 1H18, %	Indexer	Change in 1H19, %	Change in 1H18, %
US dollar	(1.66)	16.01	IPCA	1.46	1.89
			CDI	1.54	1.56
			TJLP	(10.95)	(2.22)

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The changes in loans, financings and debentures were as follows:

	Consolidated	Parent company
Balances on December 31, 2017	14,397,697	—
Liabilities arising from merger of Cemig Telecom	—	65,032

Loans and financings obtained	400,000	—
Transaction Cost	(4,140)	—

Financing obtained, net	395,860	—
Monetary updating	65,305	—
Foreign exchange variations	554,278	—
Financial costs recorded	619,355	1,156
Amortization of transaction cost	15,548	153
Financial charges paid	(671,651)	(438)
Amortization of financings	(774,715)	(3,766)

Subtotal	14,601,677	62,137

(–) FIC Pampulha: Securities of subsidiary companies	2,377	—

Balances on June 30, 2018	14,604,054	62,137

Balances on December 31, 2018	14,771,828	45,081
Monetary updating	82,711	—
Foreign exchange variations	(70,470)	—
Financial costs recorded	628,774	1,542
Amortization of transaction cost	13,948	81
Financial charges paid	(706,605)	—
Amortization of financings	(849,821)	—

Subtotal	13,870,365	46,704
(–) FIC Pampulha: Securities of subsidiary companies	6,024	—

Balances on June 30, 2019	13,876,389	46,704

Capitalized borrowing costs

Costs of loans directly related to acquisition, construction or production of an asset, where this necessarily requires a significant time to be concluded for the purpose of use or sale, are capitalized as part of the cost of the corresponding asset. All other costs of loans are recorded in Expenses in the period in which they are incurred. Costs of loans include interest and other costs incurred by the Company in relation to the loan.

The subsidiaries Cemig D and Gasmig transferred to Intangible assets the costs of loans and financings linked to works, as follows:

	Jan to Jun 2019	Jan to Jun 2018
Costs of loans and financings	628,774	619,355
Capitalized borrowing costs in Intangible assets and in contract assets (1) (note 19 and note 16)	(22,822)	(16,392)

Net effect in Income statement	605,952	602,963

(1)	The average capitalization rate p.a. in 2019 was 8.79% (9.64% p.a. In 2018).

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flow, in the additions to cash flow in investment activities, because they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

The Company and its subsidiaries have contracts financial covenants, as follows:

Security	Covenant	Ratio required – Issuer	Ratio required Cemig (guarantor)	Ratio required – Parajuru and Volta do Rio	Compliance required
7th debenture issue – Cemig GT (1)	Net debt / (Ebitda + Dividends received)	Ratio to be the following, or less: 4.5 in 2019 3.0 in 2020 2.5 in 2021	Ratio to be the following, or less: 3.5 in 2019 3.0 in 2020 2.5 in 2021	—	Half-yearly and annual
Eurobonds Cemig GT (2)	Net debt / (Ebitda adjusted for the Covenant)	The following or less: 5.0 on Jun. 30, 2019 4.5 on Dec. 31, 2019 4.5 on Jun. 30, 2020 3.0 on Dec. 31, 2020 3.0 on Jun. 30, 2021 2.5 on/after Dec. 31, 2021	Ratio to be the following, or less: 4.25 on Jun. 30, 2019 3.5 on Dec. 31, 2019 3.5 on Jun. 30, 2020 3.0 on Dec. 31, 2020 3.0 on Jun. 30, 2021 3.0 on/after Dec. 31, 2021	—	Half-yearly and annual
Bank Credit Notes of Banco Brasil and Caixa Econômica Federal; 5th and 6th Debenture Issues; and 9th Note issue Cemig D (3)	Net debt / (Ebitda + Dividends received) Current liquidity	The following, or less: 3.8 on Jun. 30, 2019 3.8 on Dec. 31, 2019 3.3 on Jun. 30, 2020 3.3 on Dec. 31, 2020 3.3 on Jun. 30, 2021 3.3 on/after Dec. 31, 2021 0.6x or more	Ratio to be the following, or less: 4.25 on Jun. 30, 2019 3.5 on Dec. 31, 2019 3.5 on Jun. 30, 2020 3.0 on Dec. 31, 2020 3.0 on Jun. 30, 2021 2.5 on/after Dec. 31, 2021 0.6x or more	— —	Half-yearly and annual
Debentures Gasmig (4)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	—	—	Annual
	Ebitda / Debt servicing	1.3 or more	—	—	Annual
	Ebitda / Net financial revenue (expenses)	2.5 or more	—	—	Annual
	Net debt/Ebitda:	2.5 or more	—	—	Annual
Financing—Caixa Econômica Federal Parajuru and Volta do Rio (5)	Debt servicing coverage index Equity / Total liabilities Share capital subscribed in investee / Total investments made in the project financed	— — —	— — —	1.20 or more 20.61% (Parajuru); 20.63% (Volta do Rio) 20.61% (Parajuru); 20.63% (Volta do Rio)	Annual (during amortization) Always Always

(1)	7th Issue of Debentures by Cemig GT, in December 2016, of R$2,240,000.
(2)

In the event the financial maintenance covenants being exceeded, interest will automatically be increased by 2% p.a. during the period in which they remain exceeded. There is also an obligation to comply with a ‘maintenance’ covenant – which requires that the debt in Cemig Consolidated (as per financial statements) shall have asset guarantee for debt of 1.75x Ebitda (2.0 in December 2017); and a ‘damage’ covenant, requiring real guarantee for debt in Cemig GT of 1.5x Ebitda.

(3)	The instruments described above have compliance requirements for their covenants with specific ratios up to their maturity dates, as shown in the detailed table at the beginning of this Note.
(4)

If Gasmig does not achieve the required ratio, it must, within 120 days from the date of notice in writing from BNDESPar or the BNDES, constitute guarantees acceptable to the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Cross-default: Certain contractually specified situations can cause early maturity of other debts.

(5)

The financing contracts with Caixa Econômica Federal for the Praias de Parajuru and Volta do Rio wind power plants have financial covenants with compliance relating to early maturity of the remaining balance of the debt. Compliance with the debt servicing coverage index is considered to be demandable only annually and during the period of amortization, which begins in July 2020.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The covenants were complied with on June 30, 2019, with the exception of non-compliance with the non-financial covenant of the loan contracts with the CEF of the subsidiaries Central Eólica Praias de Parajuru and Central Eólica Volta do Rio. Thus, exclusively to comply with the requirement of item 69 of CPC 26 (R1), the Company reclassified R$ 171,092 to current liabilities, referring to the loans of those subsidiaries, which were originally classified in non-current liabilities. Additionally, the Company assessed the possible consequences arising from this matter in their other contracts for loans, financings and debentures, and concluded that no further adjustments were necessary.

Further, as mentioned in Note 17, the financing contracts of MESA contain a clause giving creditors the option to declare early maturity of the credits in the event of an application for Judicial Recovery by any of the consenting parties to the financing contracts, including Cemig GT. On June 17, 2019, the following consenting parties to the said contracts – Odebrecht Participações e Investimentos S.A. (OPI), Odebrecht Energia do Brasil S.A. (OEB) and Odebrecht S.A. – applied for Judicial Recovery, resulting in non-compliance with the clause that provides for early maturity. The management of Cemig GT has assessed the possible consequences for its contracts and has not identified any cross-default condition arising from the non-compliance with covenants by Mesa.

On June 30, 2019 the covenants requiring permanent compliance were complied with.

The information on the derivative financial instruments (swaps) contracted to hedge the debt servicing of the Eurobonds (principal, in foreign currency, plus interest), and the Company’s exposure to interest rate risks, are given in Note 33.

24.	REGULATORY CHARGES

	Consolidated
	Jun. 30, 2019	Mar. 31, 2019
Liabilities
Global Reversion Reserve (RGR)	27,306	29,068
Energy Development Account (CDE)	112,518	122,217
Aneel inspection charge	2,515	2,329
Energy Efficiency	254,769	257,956
Research and development	213,534	224,970
Energy System Expansion Research	2,020	2,536
National Scientific and Technological Development Fund	3,669	4,746
Proinfa – Alternative Energy Program	8,585	6,631
Royalties for use of water resources	4,996	5,804
Emergency capacity charge	30,967	30,994
Others	14,274	5,686

	675,153	692,937

Current liabilities	510,867	514,412
Non-current liabilities	164,286	178,525

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

25.	POST-EMPLOYMENT OBLIGATIONS

Changes in net liabilities were as follows:

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2017	2,068,355	1,809,441	38,505	269,880	4,186,181

Expense recognized in Income statement	95,967	91,162	1,906	13,521	202,556
Contributions paid	(87,249)	(54,435)	(1,237)	(4,560)	(147,481)

Net liabilities on June 30, 2018	2,077,073	1,846,168	39,174	278,841	4,241,256

Net liabilities on December 31, 2018	2,169,610	2,343,799	47,552	427,383	4,988,344
Expense recognized in Income statement	98,345	111,173	2,278	20,481	232,277
Contributions paid	(96,622)	(59,788)	(1,313)	(5,314)	(163,037)

Net liabilities on June 30, 2019	2,171,333	2,395,184	48,517	442,550	5,057,584

				30/06/2019	31/12/2018
Current liabilities				277,531	252,688
Non-current liabilities				4,780,053	4,735,656

Parent company	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2017	333,484	111,568	2,659	11,786	459,497

Expense recognized in Income statement	15,833	5,387	129	641	21,990
Contributions paid	(4,292)	(3,330)	(78)	(175)	(7,875)

Net liabilities on June 30, 2018	345,025	113,625	2,710	12,252	473,612

Net liabilities on December 31, 2018	357,354	132,188	3,198	16,711	509,451
Expense recognized in Income statement	16,293	6,128	152	825	23,398
Contributions paid	(4,752)	(4,220)	(84)	(212)	(9,268)

Net liabilities on June 30, 2019	368,895	134,096	3,266	17,324	523,581

				30/06/2019	31/12/2018
Current liabilities				23,093	13,774
Non-current liabilities				500,488	495,677

The amounts recorded as Current liabilities refer to the contributions to be made by Cemig and its subsidiaries in the next 12 months for amortization of the actuarial liabilities.

The amounts reported as expenses in the income statement refer to the tranches of the costs of post-employment obligations, totaling R$198,699 (R$169,397 for 1H18), plus the financial costs and monetary updating on the debt agreed with Forluz, in the amount of R$33,578 (R$33,159 for 1H18).

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Debt agreed with the pension fund (Forluz)

On June 30, 2019 the Company and its subsidiaries have an obligation for past actuarial deficits relating to the pension fund in the amount of R$615,200 (R$651,966 at December 31, 2018). This amount has been recognized as an obligation payable, and is being amortized up to June 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Consumer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. Because this debt is required to be paid even if Forluz has a surplus, the Company and its subsidiaries maintain record of this debt, specifically, in full, and record the effects of monetary updating and interest in the Profit and loss account.

Contract for solution to the deficit on Forluz Pension Plan ‘A’

Forluz and the sponsors Cemig, Cemig GT and Cemig D have signed Debt Assumption Instruments to cover the deficit of Plan A for the years 2015 and 2016. On June 30, 2019 the total amount payable by the Company and its subsidiaries as a result of the Plan A deficits of 2015 and 2016 was R$559,382 (R$377,449 on December 31, 2018), with monthly amortizations up to 2031, calculated by the system of constant installments (known as the ‘Price Table’). Remuneration interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA (Expanded National Consumer Price) index published by the IBGE. If the plan reaches actuarial balance before the full period of amortization of the contract, the Company and its subsidiaries will be dispensed from payment of the remaining installments and the contract will be extinguished.

On April 3, 2019 a new Debt Assumption Instrument was signed between Forluz and the sponsors Cemig, Cemig GT and Cemig D, in accordance with a plan for coverage of the deficit of Plan A of Forluz relating to the year of 2017. The total amount to be paid by the Company and its subsidiaries as a result of the deficit for 2017 in Plan A is R$178,328, with monthly amortization payments up to 2033. Remuneration interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA. If the plan reaches actuarial balance surplus before the full period of amortization of the debt, also Company will not be required to pay the remaining installments and the contract will be extinguished.

26.	PROVISIONS

Company and its subsidiaries are involved in certain legal and administrative proceedings at various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the Company is defendant

Cemig and its subsidiaries have recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company’s management and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	Consolidated
	Dec. 31, 2018	Additions	Reversals	Settled	Jun. 30, 2019
Employment-law cases	456,889	142,730	(36,172)	(49,740)	513,707
Civil cases
Customer relations	18,876	7,558	(2,394)	(7,483)	16,557
Other civil actions	29,011	8,964	(13,052)	(8,955)	15,968

	47,887	16,522	(15,446)	(16,438)	32,525
Tax	51,894	21,524	(2,214)	(21,520)	49,684
Environmental	1,257	110	—	—	1,367
Regulatory	36,691	1,941	(989)	(1,029)	36,614
Others	46,053	9,785	(1,302)	(632)	53,904

Total	640,671	192,612	(56,123)	(89,359)	687,801

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated
	Dec. 31, 2017	Additions	Reversals	Settled	Jun. 30, 2018
Employment-law cases	473,874	32,812	(35,872)	(14,689)	456,125
Civil cases
Customer relations	18,632	11,522	(362)	(9,393)	20,399
Other civil actions	43,105	2,985	(1,617)	(2,496)	41,977

	61,737	14,507	(1,979)	(11,889)	62,376

Tax	57,048	199	(3,405)	(139)	53,703
Environmental	45	31	—	(27)	49
Regulatory	39,812	10,069	—	(744)	49,137
Others	45,597	4,408	(2,734)	(227)	47,044

Total	678,113	62,026	(43,990)	(27,715)	668,434

	Parent company
	Dec. 31, 2018	Additions	Reversals	Settled	Jun. 30, 2019
Employment-law cases	32,807	15,853	0	-4,213	44,447
Civil cases
Customer relations	931	149	(405)	(149)	526
Other civil actions	759	1	(255)	(1)	504

	1,690	150	(660)	(150)	1,030

Tax	11,269	21,486	(1,218)	(21,486)	10,051
Regulatory	17,180	607	—	—	17,787
Others	1,258	49	(605)	—	702

Total	64,204	38,145	(2,483)	(25,849)	74,017

	Parent Company
	Dec. 31, 2017	Absorption of CemigTelecom	Additions	Reversals	Settled	Jun. 30, 2018
Employment-law cases	38,603	22	10,884	—	(3,230)	46,279
Civil cases	—				—
Customer relations	1,024	—	1,055	—	(365)	1,714
Other civil actions	958	—	490	—	(1)	1,447

	1,982	—	1,545	—	(366)	3,161

Tax	7,473	—	74	(87)	(14)	7,446
Regulatory	13,959	—	3,709	—	(409)	17,259
Others	1,177	—	77	(67)	(16)	1,171

Total	63,194	22	16,289	(154)	(4,035)	75,316

The Company’s management, in view of the extended periods and the Brazilian judiciary tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of these financial statements about the time when any cash outflows, or any possibility of reimbursements, might take place in fact.

The management of the Company and its subsidiaries believe that any disbursements in excess of the amounts recorded, when the respective processes are completed, will not significantly affect the Company’s operational profit or financial situation.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The details on the main provisions and contingent liabilities are given below, with the best estimation of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’; and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Labor claims

The Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is approximately R$1,701,941 (R$1,724,929 on December 31, 2018), of which R$487,846 has been recorded (R$456,889 on December 31, 2018) – the amount estimated as probably necessary for settlement of these disputes.

Alteration of the monetary updating index of employment-law cases

The Higher Employment-Law Appeal Court (Tribunal Superior do Trabalho, or TST), considering a position adopted by the Federal Supreme Court (Supremo Tribunal Federal, STF) in two actions on constitutionality that dealt with the index for monetary updating of federal debts, decided on August 4, 2015 that employment-law debts in actions not yet decided that discuss debts subsequent to June 30, 2009 should be updated based on the variation of the IPCA-E (Expanded National Consumer Price Index), rather than of the TR reference interest rate. On October 16, 2015 the STF gave an interim injunction suspending the effects of the TST decision, on the grounds that general repercussion of constitutional matters should be adjudicated exclusively by the STF.

In a joint judgment published on November 1, 2018, the TST decided that the IPCA-E should be adopted as the index for inflation adjustment of employment-law debts for cases filed from March 25, 2015 to November 10, 2017, and the TR would continue to be used for the other periods. The estimated amount of the contingency is R$ 97,212 (R$ 87,573 at December 31, 2018), of which R$ 25,861 has been provisioned upon assessment by the Company of the effects of the decision of the Regional Employment-Law Appeal Court of the third region (TRT3) in May 2019, on the subject of the joint judgment published by the TST, in the cases for which the chances of loss have been classified as ‘probable’ and which are at execution phase. No additional provision has been made, since the Company, based on the assessment by its legal advisers, has assessed the chances of loss in the action as ‘possible’, as a result of the decision by the Federal Supreme Court, and of there being no established case law, nor analysis by legal writers, on the subject, after the injunction given by the Federal Supreme Court.

Customers’ claims

Company and its subsidiaries are involved in various civil actions relating to indemnity for moral injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$64,807 (R$66,399 on December 31, 2018), of which R$16,557 has been recorded (R$18,876 on December 31, 2018) – this being the probable estimate for funds needed to settle these disputes.

Other civil cases

Cemig and its subsidiaries are involved in various civil actions claiming indemnity for moral and for material damages, among others, arising from incidents occurring in the normal course of business, in the amount of R$284,222 (R$277,048 on December 31, 2018), of which R$15,968 has been recorded (R$29,011 on December 31, 2018) – the amount estimated as probably necessary for settlement of these disputes.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Tax

Company and its subsidiaries are involved in numerous administrative and judicial claims relating to taxes, including, among other matters, subjects relating to the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions tax enforcement. The aggregate amount of this contingency is approximately R$184,242 (R$160,420 on December 31, 2018), of which R$45,689 (R$46,472 on December 31, 2018) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above, the Company and its subsidiaries are involved in various court actions arguing non-applicability of the Urban Land Tax (IPTU), to real estate properties in use for public service concessions. The aggregate amount of the contingency is approximately R$73,559 (R$142,210 on December 31, 2018). Of this total, R$3,995 has been recorded (R$5,422 on December 31, 2018) – the amount estimated as probably necessary for settlement of these disputes. The company has been successful in its efforts to have its IPTU tax liability suspended, winning judgments in favor in some cases – this being the principal factor in the reduction of the total value of the contingency.

Environmental

Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$15,598 (R$15,154 on December 31, 2018), of which R$1,367 (R$1,257 on December 31, 2018) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Regulatory

The Company and its subsidiaries are involved in various administrative and judicial proceedings in which the main issues disputed are: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for indicators of continuity in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$292,543 (R$259,800 on December 31, 2018), of which R$36,614 (R$36,691 on December 31, 2018) has been recognized – the amount estimated as probably necessary for settlement of these disputes.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$38,836 (R$36,280 at December 31, 2018), this being estimated as the likely amount of funds necessary to settle this dispute.

‘Luz Para Todos’ Program

The Company is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as the ‘Luz Para Todos’. The estimated amount of the contingency is approximately R$ 308,555 (R$ 291,262 on December 31, 2018). Of this total, R$ 3,845 has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Other legal proceedings

Company and its subsidiaries are involved, as plaintiff or defendant, in other less significant claims, related to the normal course of their operations, including: environmental matters; provision of cleaning service in power line pathways and firebreaks; removal of residents from risk areas; and indemnities for rescission of contracts, related to the normal course of its operations, with an estimated amount of R$181,656 (R$188,743 at December 31, 2017), of which R$11,223 (R$11,030 on December, 31, 2018) the amount estimated as probably necessary for settlement of these disputes – has been recognized. Management believes that it has appropriate defense for these proceeding, and does not expect these issues to give rise to significant losses that could have an adverse effect on the financial position or profit of the Company or its subsidiaries.

Contingent liabilities – for cases in which the chances of loss are assessed as ‘possible’, and the company believes it has arguments of merit for legal defense

Taxes and other contributions

Company and its subsidiaries are involved in numerous administrative and judicial proceedings in relation to taxes. Below are details of the main claims:

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 the Company and its subsidiaries paid an indemnity to its employees, totaling R$177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not pay income tax nor Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company obtained an injection, which permitted to make an escrow deposit of R$121,834, which updated now represents the amount of R$278,603 (R$274,871 at December 31, 2018). The updated amount of the contingency is R$283,695 (R$303,584 on December 31, 2018) and, based on the arguments above, management has categorized the chances of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has filed administrative proceedings related to various matter: employee profit sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company and its subsidiaries have presented defenses and await judgment. The amount of the contingency is approximately R$1,486,636 (R$1,419,637 on December 31, 2018). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, based on the evaluation of the claims and the related case law.

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). Corporate income tax, the Social Contribution tax, and PIS and Cofins taxes. The Company and its subsidiaries are contesting the non-ratification of the amounts offset. The amount of the contingency is R$151,053 (R$145,689 on December 31, 2018). The Company has assessed the chance of loss as ‘possible’, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, on July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$225,803 (R$221,414 on December 31, 2018, and the loss has been assessed as ‘possible’.

The Social Contribution tax on net profit (CSLL)

The federal tax authority issued a claim against the Company and its subsidiaries alleging non-addition, or undue deduction, by the Company, in 2012 and 2013 of amounts in calculating the Social Contribution tax on Net profit (CSLL), including the following: (i) Taxes with liability suspended; (ii) donations and sponsorships (Law 8313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$380,561 (R$349,760 on December 31, 2018). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and its subsidiary Cemig D are defendants in several public civil actions (class actions) claiming nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of a difference resulting from the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimate of the period of time that was used in calculation of the consumption of energy for public illumination, funded by the CIP.

Company and its subsidiaries believe it has arguments of merit for defense in these claims, and has obtained a judgment partially in favor. As a result it has not constituted a provision for this action, the amount of which is estimated at R$1,033,427 (R$975,196 on December 31, 2018). The Company has assessed the chances of loss in this action as ‘possible’, due to the Consumer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the energy sector, under Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of energy sale transactions on the Electricity Trading Exchange (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the courts the criteria for accounting of energy sale transactions in the wholesale energy market (Mercado Atacadista de Energia, or MAE), predecessor of the present Electricity Trading Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained a favorable interim judgment on February 2006, which ordered the regulator (Aneel), working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, leaving out of account Aneel’s Dispatch 288 of 2002.

This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$332,866 (R$317,460 on December 31, 2018). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF), suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under a Special Financial Settlement made by the CCEE. Cemig GT has classified the chances of loss as ‘possible’ since this is action General Agreement of the Energy Sector, in which Cemig GT has qualifying documentation for its allegations.

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System Service Charges (ESS) – Resolution of the National Energy Policy Council

Resolution 3 of the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) of March 6, 2013 established new criteria for the prorating of the cost of additional dispatch of thermal plants. Under the new criteria, the cost of the System Service Charges for Electricity Security (Encargos do Serviço do Sistema, or ESS – paid by companies in relation to the need for security of power supply), which were previously prorated in full between free customers and distributors, was now to be prorated between all the agents participating in the National Grid System, including generators and traders.

In May 2013, the Brazilian Independent Electricity Producers’ Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine), of which Cemig GT is a member, obtained an interim court remedy suspending the effects of Articles 2 and 3 of CNPE Resolution 3, exempting generators from payment of the ESS under that Resolution.

As a result of the interim decision, the CCEE carried out the financial settlement for transactions in April through December 2013 using the criteria prior to the said Resolution. As a result, Cemig GT recorded the costs of the ESS in accordance with the criteria for financial settlement published by the CCEE, without the effects of CNPE Resolution 3.

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The applications of the plaintiff (APINE) were granted at the first instance, confirming the interim decision granted to its members, which include Cemig GT and its subsidiaries. A special appeal was filed against this decision; but in June 2019 the case was set aside, since the action for annulment brought by APINE reached final judgment against which there was no further appeal. This made final and irreversible the court judgment that declared nullity of CNPE Resolution 3/2013 as to the part in which generation agents were included in the proportional sharing of the cost of the additional dispatch of plant to guarantee supply of energy. This results in the systemic structure of CNPE Resolution 8/2007 remaining definitively intact.

Tariff increases

Exclusion of customers inscribed as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay 200% of the amount allegedly paid in excess by customers. Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$317,098 (R$302,890 on December 31, 2018). Cemig D has classified the chances of loss as ‘possible’ due to other favorable judgments on this theme.

Environmental issues

Impact arising from construction of power plants

The Public Attorneys of Minas Gerais State, together with an association and individuals, have brought class actions requiring the Company to invest at least 0.5% of the annual gross operating revenue of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants in environmental protection and preservation of the water tables of the counties where these power plants are located, and proportional indemnity for allegedly irrecoverable environmental damage caused, arising from alleged omission to comply with Minas Gerais State Law 12503/1997. Cemig GT has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). Based on the opinions of its legal advisers, Cemig GT believes that this is a matter involving legislation at infra-constitutional level (there is a Federal Law with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is one for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been made, since based on the opinion of its legal advisers management has classified the chance of loss as ‘possible’. The amount of the contingency is R$158,045 (R$148,205 on December 31, 2018).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$91,954 (R$87,159 on December 31, 2018).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is a party in an administrative proceeding before the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$422,709 (R$412,054 on December 31, 2018), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais, the Company believes that it has met the legal requirements. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

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Contractual imbalance

Cemig D is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$96,447 (R$90,288 on December 31, 2018). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

27.	EQUITY AND REMUNERATION TO SHAREHOLDERS

a)	Share capital

The Company’s registered share capital on December 31, 2018 is R$7,293,763, held in 487,614,213 common shares and 971,138,388 preferred shares, all with nominal value of R$5.00 (five reais).

b)	Profit per share

	Number of shares
	June 30, 2019	June 30, 2018
Common shares subscribed and paid	487,614,213	487,614,213
Shares in Treasury	(69)	(69)

	487,614,144	487,614,144
Preferred shares subscribed and paid	971,138,388	971,138,388
Shares in Treasury	(560,649)	(560,649)

	970,577,739	970,577,739

Total	1,458,191,883	1,458,191,883

Basic and diluted profit per share

The purchase and sale options of investments described in Note 32 could potentially dilute basic profit per share in the future; however, they have not caused dilution of profit per share in the periods presented here.

The calculation of basic and diluted profit per share is as follows:

	Jan to Jun, 2019	Jan to Jun, 2018	Apr to Jun, 2019	Apr to Jun, 2018
Net income for the period	2,911,850	453,411	2,114,774	(11,038)
Total number of shares	1,458,191,883	1,458,191,883	1,458,191,883	1,458,191,883
Basic and diluted profit (loss) per share – continued operations (R$)	2,00	0,29	1,45	(0,03)

Basic and diluted profit (loss) per share – discontinued operations (R$)	—	0,02	—	0,02

Basic and diluted profit (loss) per share (R$)	2,00	0,31	1,45	(0,01)

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c)	Equity valuation adjustments

Equity valuation adjustments	Consolidated
	Jun. 30, 2019	Dec. 31, 2018
Adjustments to actuarial liabilities – Employee benefits	(227,287)	(256,943)
Subsidiary and jointly-controlled entity
Adjustments to actuarial liabilities – Employee benefits	(1,712,004)	(1,681,484)
Deemed cost of PP&E	599,608	611,191
Translation adjustments	362	362
Cash flow hedge instruments	87	87

	(1,111,947)	(1,069,844)

Equity valuation adjustments	(1,339,234)	(1,326,787)

d)	Profit reserves

	Jun. 30, 2019	Dec. 31, 2018
Legal Reserve	853,018	853,018
Statutory Reserve	57,215	57,215
Retained earnings reserve	3,965,160	3,965,160
Incentive tax reserve	65,617	66,783
Reserve for mandatory dividends not distributed	1,419,846	1,419,846

	6,360,856	6,362,022

e)	Dividends

This table below provides the changes on dividends and interest on capital payable:

	Consolidated	Parent company
Balance at Dec. 31, 2018	863,703	861,420
Dividends proposed for non-controlling shareholder	489	—
Dividends retained – Minas Gerais state government (Note 12)	(17,892)	(17,892)
Dividends paid	(78,707)	(78,262)

Balance at Dec. 31, 2018	767,593	765,266

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28.	SUBSIDIARIES WITH SIGNIFICANT INTERESTS HELD BY NON-CONTROLLING SHAREHOLDERS

The following is the information for the subsidiaries in which non-controlling shareholders have significant interests:

Company	Equity interest held by non-controlling partner, %
	Jun. 30, 2019	Dec. 31, 2018
Gasmig	0.43%	0.43%
Light S.A	50.01%	50.01%
LightGer	25.51%	25.51%
Guanhães	25.51%	25.51%
Axxion	25.51%	25.51%
UHE Itaocara	25.51%	25.51%

Total equity held by non-controlling shareholders:

Company	Consolidated
	Jun. 30, 2019	Dec. 31, 2018
Gasmig	4,187	4,306
Light S.A	1,277,098	1,277,098
LightGer	21,973	21,973
Guanhães	60,449	50,158
Axxion	4,402	4,402
UHE Itaocara	2,671	2,671

Total	1,370,780	1,360,608

Net profit (loss) allocated to non-controlling interests:

Company	Consolidated
	Jan to Jun, 2019	Jan to Jun, 2018
Gasmig	375	298

Total	375	298

Company	Consolidated
	Apr to Jun, 2019	Apr to Jun, 2018
Gasmig	212	152

Total	212	152

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29.	REVENUE

Revenues are measured at the fair value of the consideration received or to be received and are recognized on a monthly basis as and when: (i) Rights and obligations of the contract with the customers are identified; (ii) the performance obligation of the contract is identified; (iii) the price for each transaction has been determined; (iv) the transaction price has been allocated to the performance obligations defined in the contract; and (v) the performance obligations have been complied.

	Consolidated
	Jan to Jun, 2019	Jan to Jun, 2018
Revenue from supply of energy (a)	12,929,154	11,236,009
Revenue from use of the energy distribution systems (TUSD) (b)	1,265,719	814,340
CVA, and Other financial components in tariff increases (c)	80,241	1,150,672
Transmission revenue
Transmission concession revenue (d)	242,743	206,582
Transmission construction revenue (e)	82,989	4,732
Transmission reimbursement revenue (f)	90,420	146,519
Generation assets – reimbursement revenue	—	34,463
Distribution construction revenue (e)	382,236	378,911
Adjustment to expectation from reimbursement of distribution concession financial assets (g)	8,967	3,066
Inflation adjustment to Concession Grant Fee (h)	176,151	156,980
Transactions in energy on the CCEE (i)	397,437	159,966
Supply of gas	1,131,233	898,979
Fine for violation of continuity indicator	(35,510)	(25,681)
Recovery of PIS/Pasep and Cofins taxes credits over ICMS (Note 9)	1,438,563	—
Other operating revenues (j)	837,584	773,444
Taxes and charges reported as deductions from revenue (k)	(6,097,956)	(5,397,013)

Net operating revenue	12,929,971	10,541,969

	Consolidated
	Apr to Jun, 2019	Apr to Jun, 2018
Revenue from supply of energy (a)	6,327,737	5,838,104
Revenue from use of the energy distribution systems (TUSD) (b)	635,675	440,599
CVA, and Other financial components in tariff increases (c)	(40,109)	709,516
Transmission revenue
Transmission concession revenue (d)	125,564	105,591
Transmission construction revenue (e)	54,902	3,669
Transmission reimbursement revenue (f)	57,921	96,678
Generation assets – reimbursement revenue	—	17,218
Distribution construction revenue (e)	211,205	202,114
Adjustment to expectation from reimbursement of distribution concession financial assets (g)	2,927	2,274
Inflation adjustment to Concession Grant Fee (h)	95,363	75,153
Transactions in energy on the CCEE (i)	144,821	25,639
Supply of gas	534,955	470,908
Fine for violation of continuity indicator	(12,685)	(9,235)
Recovery of PIS/Pasep and Cofins taxes credits over ICMS (Note 9)	1,438,563	—
Other operating revenues (j)	396,386	311,331
Taxes and charges reported as deductions from revenue (k)	(2,956,432)	(2,683,021)

Net operating revenue	7,016,793	5,606,538

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a)	Revenue from supply of energy

These items are recognized upon delivery of supply, and the revenue is recorded as and when billed, based on the tariff approved by the regulator for each class of customer.

This table shows supply of energy by type of customer:

	MWh (1)		R$
	Jan to Jun, 2019	Jan to Jun, 2018	Jan to Jun, 2019	Jan to Jun, 2018
Residential	5,291,676	5,150,879	4,665,228	3,866,049
Industrial	7,819,238	8,552,810	2,295,328	2,254,923
Commercial, services and others	4,654,040	4,198,424	2,619,879	2,144,297
Rural	1,775,702	1,720,268	917,625	748,147
Public authorities	455,643	434,389	311,737	252,319
Public lighting	685,933	688,807	291,353	252,165
Public services	679,065	653,232	333,397	276,281

Subtotal	21,361,297	21,398,809	11,434,547	9,794,181

Own consumption	17,230	23,481	—	—
Unbilled revenue	—	—	54,907	48,142

	21,378,527	21,422,290	11,489,454	9,842,323

Wholesale supply to other concession holders (2)	5,499,766	5,607,369	1,458,670	1,468,016

Wholesale supply unbilled, net	—	—	(18,970)	(74,330)

Total	26,878,293	27,029,659	12,929,154	11,236,009

	MWh (1)		R$
	Apr to Jun, 2019	Apr to Jun, 2018	Apr to Jun, 2019	Apr to Jun, 2018
Residential	2,547,878	2,557,762	2,206,790	1,948,068
Industrial	3,947,233	4,524,750	1,154,786	1,149,137
Commercial, services and others	2,374,683	2,155,487	1,280,841	1,075,019
Rural	915,078	954,766	460,746	405,384
Public authorities	231,943	220,791	158,145	131,469
Public lighting	333,969	345,401	140,508	127,749
Public services	339,954	331,174	165,901	142,009

Subtotal	10,690,738	11,090,131	5,567,717	4,978,835

Own consumption	7,247	11,357	—	—
Unbilled revenue	—	—	80,721	130,096

	10,697,985	11,101,488	5,648,438	5,108,931

Wholesale supply to other concession holders (2)	2,422,273	2,974,570	641,532	766,525
Wholesale supply unbilled, net	—	—	37,767	(37,352)

Total	13,120,258	14,076,058	6,327,737	5,838,104

(1)	Information not reviewed by the external auditors.
(2)

Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (‘GAG’) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

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b)	Revenue from Use of Distribution Systems (the TUSD charge)

These are recognized upon the distribution infrastructure becoming available to customers, and the fair value of the consideration is calculated according to the TUSD tariff of those customers, set by the regulator.

c)	The CVA Account (‘Portion A’ Costs Variation Compensation Account), and Other financial components, in tariff adjustments

The results from variations in (i) the CVA Account (Portion A Costs Variation Compensation Account), and in (ii) Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimate of non-manageable costs of the subsidiary Cemig D and the cost actually incurred. The amounts recognized arise from balances recorded in the current period, ratified or to be ratified in tariff adjustment processes. For more information please see Note 14.

d)	Transmission concession revenue

Transmission concession revenue comprises the amount received from agents of the energy sector for operation and maintenance of transmission lines of the national grid, in the form of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), plus an adjustment for expectation of cash flow arising from the variation in the fair value of the Remuneration Assets Base, in the amount of R$7,834 in 1H19 (R$9,671 in 1H18).

e)	Construction revenue

Construction revenue is entirely offset by Construction costs, in the same amount, and is equal to the Company’s investments in contract assets in the period.

f)	Transmission indemnity revenue

Corresponding to updating by the IPCA index of the balance of transmission indemnity receivable. For further information, please see Note 14.

g)	Adjustment to expected cash flow from financial assets on residual value of infrastructure asses of distribution concessions

Income from adjustment of expectation of cash flow from indemnifiable distribution concession financial assets, due to inflation adjustment of the Regulatory Remuneration Asset Base.

h)	Gain on financial updating of the Concession grant fee

Represents the inflation adjustment using the IPCA inflation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 14.

i)	Energy transactions on the CCEE (Wholesale Trading Chamber)

The revenue from transactions made through the Wholesale Electricity Exchange (Câmara de Comercialização de Energia Elétrica – CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE, for which the consideration corresponds to the product of energy sold at the Spot Price.

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j)	Other operating revenues

	Consolidated
	Jan to Jun, 2019	Jan to Jun, 2018
Charged service	8,382	5,800
Telecoms services	1,438	—
Services rendered	89,826	90,440
Subsidies (1)	606,920	546,907
Rental and leasing	65,196	42,560
Contractual reimbursements	64,640	84,092
Others	1,182	3,645

	837,584	773,444

	Consolidated
	Apr to Jun, 2019	Apr to Jun, 2018
Charged service	4,026	2,864
Telecoms services	134	(44,037)
Services rendered	38,263	48,729
Subsidies (1)	315,406	281,635
Rental and leasing	35,729	21,645
Contractual reimbursements	2,064	—
Others	764	495

	396,386	311,331

(1)	Revenue recognized for the governmental subsidies on tariffs applicable to certain customers of distribution services, including the low-income-user subsidies – which are reimbursed by Eletrobras.

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k)	Deductions on revenue

	Consolidated
	Jan to Jun, 2019	Jan to Jun, 2018
Taxes on revenue
ICMS	3,052,745	2,517,921
Cofins	1,264,259	1,170,609
PIS and Pasep	275,635	252,149
Other	4,131	3,711

	4,596,770	3,944,390
Charges to the customer
Global Reversion Reserve (RGR)	8,737	10,412
Energy Efficiency Program	32,590	29,845
Energy Development Account (CDE)	1,331,366	1,180,960
Research and Development	20,639	18,639
National Scientific and Technological Development Fund (FNDCT)	20,639	18,639
Energy System Expansion Research (EPE of MME)	10,319	9,320
Customer charges – Proinfa alternative sources program	26,329	19,443
Energy Services Inspection Charge	14,172	12,594
Royalties for use of water resources	16,512	27,712
Customer charges – the‘Flag Tariff’ system	19,868	125,059
Other	15	—

	1,501,186	1,452,623

	6,097,956	5,397,013

	Consolidated
	Apr to Jun, 2019	Apr to Jun, 2018
Taxes on revenue
ICMS	1,472,166	1,264,824
Cofins	595,004	612,229
PIS and Pasep	129,177	130,917
Other	1,876	1,463

	2,198,223	2,009,433
Charges to the customer
Global Reversion Reserve (RGR)	4,185	5,172
Energy Efficiency Program	15,707	16,632
Energy Development Account (CDE)	679,017	593,105
Research and Development	9,528	10,126
National Scientific and Technological Development Fund (FNDCT)	9,528	10,126
Energy System Expansion Research (EPE of MME)	4,764	5,063
Customer charges – Proinfa alternative sources program	13,024	9,202
Energy Services Inspection Charge	7,230	6,377
Royalties for use of water resources	6,513	9,498
Customer charges – the ‘Flag Tariff’ system	8,712	8,287
Other	1	—

	758,209	673,588

	2,956,432	2,683,021

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30.	OPERATING COSTS AND EXPENSES

The operating costs of the Company and its subsidiaries are as follows:

	Consolidated		Parent company
	Jan to Jun, 2019	Jan to Jun, 2018	Jan to Jun, 2019	Jan to Jun, 2018
Personnel (a)	677,072	680,240	18,369	19,967
Employees’ and managers’ profit shares	174,515	22,727	11,207	5,926
Post-employment obligations – Note 25	198,699	169,397	21,746	20,359
Materials	40,256	33,706	94	764
Outsourced services (b)	585,969	490,346	11,359	9,403
Energy bought for resale (c)	5,120,200	5,082,598	—	—
Depreciation and amortization	479,299	411,300	2,398	216
Operating provisions and adjustments for operating losses (d)	978,379	267,319	35,845	78,189
Charges for use of the national grid	701,171	808,580	—	—
Gas bought for resale	725,162	556,459	—	—
Construction costs (e)	465,225	383,643	—	—
Other operating expenses, net (f)	93,854	151,607	4,507	7,348

	10,239,801	9,057,922	105,525	142,172

	Consolidated		Parent company
	Apr to Jun, 2019	Apr to Jun, 2018	Apr to Jun, 2019	Apr to Jun, 2018
Personnel (a)	312,031	348,576	4,756	12,498
Employees’ and managers’ profit shares	108,478	3,150	6,720	4,515
Post-employment obligations – Note 25	97,790	86,126	10,796	10,250
Materials	19,766	18,416	88	722
Outsourced services (b)	302,241	254,553	6,051	7,436
Energy bought for resale (c)	2,526,019	2,818,905	—	—
Depreciation and amortization	248,403	198,309	(541)	98
Operating provisions and adjustments for operating losses (d)	869,373	134,112	17,832	38,878
Charges for use of the national grid	367,375	416,038	—	—
Gas bought for resale	330,180	293,225	—	—
Construction costs (e)	266,107	202,974	—	—
Other operating expenses, net (f)	41,922	85,246	3,587	4,493

	5,489,685	4,859,630	49,289	78,890

For details on the costs and expenses of discontinued operations, see Note 36.

a)	Personnel expenses

2019 Programmed Voluntary Retirement Plan (‘PDVP’)

In December 2018, the Company approved the Programmed Voluntary Retirement Plan for 2019 (‘the 2019 PDVP’). Those eligible – any employees who had worked with the Company for 25 years or more by December 31, 2018 – were able to join from January 7 to 31, 2019. The program will pay the standard legal payments for severance – including: payment for the period of notice; an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund; and the other payments specified by the legislation; but with no additional premium.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On March 2019 the Company reopened the 2019 PDVP program, with a joining period from April 1 to 10, 2019, with some changes in the requirements for joining, but with the same financial conditions.

The amount appropriated in the reopening phase of the 2019 Voluntary Retirement Program, including severance costs, was R$ 65,596 (458 employees), posted in the statement of income for 2018, and R$ 21,491 (155 employees) posted in March 2019.

b)	Outsourced services

	Consolidated		Parent company
	Jan to Jun, 2019	Jan to Jun, 2018	Jan to Jun, 2019	Jan to Jun, 2018
Meter reading and bill delivery	64,334	65,538	—	—
Communication	34,458	35,945	1,696	2,208
Maintenance and conservation of electrical facilities and equipment	198,413	152,048	6	12
Building conservation and cleaning	53,860	52,765	166	294
Contracted labor	6,240	10,829	—	102
Freight and airfares	3,289	3,214	634	716
Accommodation and meals	6,528	5,616	77	97
Security services	8,202	10,125	—	—
Consultancy	9,510	4,863	4,219	898
Maintenance and conservation of furniture and utensils	2,310	1,351	—	13
Information technology	23,899	22,498	606	1,325
Maintenance and conservation of vehicles	1,233	1,045	—	—
Disconnection and reconnection	34,542	22,725	—	—
Environment services	6,290	4,659	—	—
Legal services	11,490	11,101	727	460
Costs (recovery of costs) of proceedings	176	986	82	—
Tree pruning	21,331	9,917	—	—
Cleaning of power line pathways	28,802	13,692	—	—
(Recovery of) costs of printing and legal publications	9,713	8,620	124	334
Inspection of customer units	5,223	4,674	—	—
Other expenses	56,126	48,135	3,022	2,944

	585,969	490,346	11,359	9,403

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Parent company
	Apr to Jun, 2019	Apr to Jun, 2018	Apr to Jun, 2019	Apr to Jun, 2018
Meter reading and bill delivery	32,291	34,342	—	—
Communication	14,167	17,536	244	2,082
Maintenance and conservation of electrical facilities and equipment	97,879	73,655	3	7
Building conservation and cleaning	27,342	26,835	53	236
Contracted labor	2,567	6,888	—	102
Freight and airfares	1,915	2,367	352	601
Accommodation and meals	3,556	3,032	51	58
Security services	4,194	5,147	—	—
Consultancy	6,117	1,575	2,935	860
Maintenance and conservation of furniture and utensils	1,395	756	(1)	13
Information technology	16,667	11,337	454	1,133
Maintenance and conservation of vehicles	693	547	—	—
Disconnection and reconnection	16,996	12,586	—	—
Environment services	2,883	2,525	—	—
Legal services	5,069	6,320	283	189
Costs (recovery of costs) of proceedings	592	615	82	—
Tree pruning	13,079	5,888	—	—
Cleaning of power line pathways	15,090	7,719	—	—
(Recovery of) costs of printing and legal publications	5,230	4,413	141	263
Inspection of customer units	3,134	2,811	—	—
Other expenses	31,385	27,659	1,454	1,892

	302,241	254,553	6,051	7,436

c)	Energy bought for resale

	Consolidated
	Jan to Jun, 2019	Jan to Jun, 2018
Supply from Itaipu Binacional	694,177	633,420
Physical guarantee quota contracts	364,358	311,625
Quotas for Angra I and II nuclear plants	134,586	133,423
Spot market	762,267	929,226
Proinfa Program	190,617	159,696
‘Bilateral’ contracts	151,479	145,139
Energy acquired in Regulated Market auctions	1,395,566	1,480,756
Acquired in Free Market	1,838,169	1,743,598
Geração Distribuída	82,858	38,496
Credits of Pasep and Cofins taxes	(493,877)	(492,781)

	5,120,200	5,082,598

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Parent company
	Apr to Jun, 2019	Apr to Jun, 2018
Supply from Itaipu Binacional	361,021	345,177
Physical guarantee quota contracts	185,427	140,241
Quotas for Angra I and II nuclear plants	67,293	66,711
Spot market	278,055	710,115
Proinfa Program	95,309	79,848
‘Bilateral’ contracts	78,883	40,054
Energy acquired in Regulated Market auctions	684,774	757,243
Acquired in Free Market	973,506	938,619
Geração Distribuída	44,892	19,539
Credits of Pasep and Cofins taxes	(243,141)	(278,642)

	2,526,019	2,818,905

d)	Operating provisions (reversals) and adjustments for operating losses

	Consolidated		Parent company
	Jan to Jun, 2019	Jan to Jun, 2018	Jan to Jun, 2019	Jan to Jun, 2018
Estimated losses on doubtful accounts receivables (Note 7)	126,978	167,557	—	—
Estimated losses (reversals) on other accounts receivable (1)	4,935	(4,934)	183	—
Estimated losses on doubtful accounts receivable from related (3) (Note 32)	688,031	—	—	—
Contingency provisions (reversals) (2) (Rating 26)
Employment-law cases	106,558	(3,060)	15,853	10,884
Civil cases	1,076	12,528	(510)	1,545
Tax	19,310	(3,206)	20,268	(13)
Environmental	110	31	—	—
Regulatory	952	10,069	607	3,709
Others	8,483	1,674	(556)	10

	136,489	18,036	35,662	16,135

	956,433	180,659	35,845	16,135

Adjustment for losses
Put options	—	62,054	—	62,054
Put option – SAAG (Note 33)	21,946	24,606	—	—

	21,946	86,660	—	62,054

	978,379	267,319	35,845	78,189

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Parent company
	Apr to Jun, 2019	Apr to Jun, 2018	Apr to Jun, 2019	Apr to Jun, 2018
Estimated losses on doubtful accounts receivables (Note 7)	47,627	91,374	—	—
Estimated losses (reversals) on other accounts receivable (1)	4,752	(5,494)	—	—
Estimated losses on doubtful accounts receivable from related (3) (Note 32)	688,031	—	—	—
Contingency provisions (reversals) (2) (Rating 26)
Employment-law cases	105,122	(20,114)	13,136	9,774
Civil cases	3,571	13,827	(64)	817
Tax	4,384	(3,275)	4,833	(28)
Environmental	63	3	0	—
Regulatory	276	6,684	(108)	750
Others	4,609	3,357	35	46

	118,025	482	17,832	11,359

	858,435	86,362	17,832	11,359

Adjustment for losses
Put options	—	27,519	—	27,519
Put option – SAAG (Note 33)	10,938	20,231	—	—

	10,938	47,750	—	27,519

	869,373	134,112	17,832	38,878

(1)	The estimated losses on other accounts receivable are presented in the consolidated Statement of income as operating expenses.
(2)	The provisions for contingencies of the holding company are presented in the consolidated profit and loss account for the year as operating expenses.
(3)	Estimated losses on amounts receivable from Renova, as a result of the assessment of credit risk.

e)	Infrastructure construction cost

	Consolidated
	Jan to Jun, 2019	Jan to Jun, 2018
Personnel and managers	30,398	34,060
Materials	228,763	149,614
Outsourced services	155,365	164,089
Other	50,699	35,880

	465,225	383,643

	Consolidated
	Apr to Jun, 2019	Apr to Jun, 2018
Personnel and managers	16,946	19,490
Materials	141,304	73,680
Outsourced services	80,071	90,061
Other	27,786	19,743

	266,107	202,974

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

f)	Other operating expenses (revenues), net

	Consolidated		Parent company
	Jan to Jun, 2019	Jan to Jun, 2018	Jan to Jun, 2019	Jan to Jun, 2018
Leasing and rental costs (1)	1,783	45,364	1,273	2,197
Advertising	1,961	3,093	66	158
Own consumption of energy	8,105	13,475	—	—
Subsidies and donations	4,584	6,569	—	1,311
Paid concession	1,287	1,446	—	—
Insurance	4,541	3,643	824	780
CCEE annual charge	3,078	3,751	1	1
Forluz – Administrative running cost	14,024	14,582	688	604
Collection agents	42,356	35,398	—	—
Net loss (gain) on deactivation and disposal of assets	12,386	7,695	—	468
Taxes and charges	7,568	6,758	511	480
Other expenses (2)	(7,819)	9,833	1,144	1,349

	93,854	151,607	4,507	7,348

	Consolidated		Parent company
	Apr to Jun, 2019	Apr to Jun, 2018	Apr to Jun, 2019	Apr to Jun, 2018
Leasing and rental costs (1)	1,270	22,869	2,312	1,368
Advertising	224	1,581	28	154
Own consumption of energy	1,816	6,878	—	—
Subsidies and donations	1,673	4,764	—	1,311
Paid concession	659	668	—	—
Insurance	2,418	1,725	424	378
CCEE annual charge	1,441	1,827	1	1
Forluz – Administrative running cost	7,312	6,720	359	326
Collection agents	21,398	17,940	—	—
Net loss (gain) on deactivation and disposal of assets	4,887	5,713	—	468
Taxes and charges	2,899	2,176	172	180
Other expenses (2)	(4,075)	12,385	291	307

	41,922	85,246	3,587	4,493

(1)	As from January 1, 2019, the amounts related to leasing and rentals are recognized in accordance with IFRS 16 / CPC 06 (R2), as shown in notes 2.2 and 20.
(2)	The losses recorded on assets in progress (canceled works) are net of the reversal of the provisions constituted in prior periods.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

31.	FINANCE INCOME AND EXPENSES

	Consolidated		Parent company
	Jan to Jun, 2019	Jan to Jun, 2018	Jan to Jun, 2019	Jan to Jun, 2018
FINANCE INCOME
Income from cash investments	50,868	41,850	1,888	4,931
Arrears fees on sale of energy	182,451	167,950	—	44
Foreign exchange variations – Itaipu	—	2,561	—	7
Foreign exchange variations – loans and financings (Note 23)	70,470	—	—	—
Inflation adjustments	12,873	11,496	1	8
Inflation adjustment – CVA (Note 15)	53,046	11,286	—	—
Monetary updating on escrow deposits	19,906	15,223	6,474	12,261
Pasep and Cofins taxes charged on financial revenues	(50,752)	(20,044)	(5,343)	(2,301)
Gains on financial instruments – swaps (Note 33)	613,394	180,396	—	(33)
Revenue from advance payments	2,313	14,767	1	15
Lending costs charged to related parties (Note 32)	45,979	17,236	—	—
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (Note 9)	1,553,112	—	300,831	—
Others	69,328	48,448	1,262	3,860

	2,622,988	491,169	305,114	18,792

FINANCE EXPENSES
Costs of loans and financings	(605,952)	(602,963)	(1,542)	(1,156)
Amortization of transaction cost (Note 23)	(13,948)	(15,548)	(81)	(153)
FX variation – loans and financings (Note 23.	—	(554,278)	—	(7)
FX adjustment – Itaipu Binacional	(3,132)	(26,469)	—	—
Inflation adjustment – loans and financings (Note 23)	(82,711)	(65,305)	—	—
Inflation adjustment – paid concession	(1,776)	(2,257)	—	—
Borrowing costs and inflation adjustment on post-employment obligations (Note 25)	(33,578)	(33,159)	(1,652)	(1,631)
Inflation adjustment – advance from customers (Note 7)	(1,457)	(6,815)	—	—
Leasing – Inflation adjustment (Note 20)	(18,332)	—	(286)	—
Others	(55,075)	(39,007)	(14,890)	(138)

	(815,961)	(1,345,801)	(18,451)	(3,085)

NET FINANCE INCOME (EXPENSES)	1,807,027	(854,632)	286,663	15,707

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Parent company
	Apr to Jun, 2019	Apr to Jun, 2018	Apr to Jun, 2019	Apr to Jun, 2018
FINANCE INCOME
Income from cash investments	25,836	18,123	411	2,356
Arrears fees on sale of energy	95,933	92,288	—	44
Foreign exchange variations – Itaipu	—	2,561	—	7
Foreign exchange variations – loans and financings	70,470	(2,508)	—	—
Inflation adjustments	7,888	6,310	—	8
Inflation adjustment – CVA	32,140	10,839	—	—
Monetary updating on escrow deposits	13,219	8,771	5,942	4,914
Pasep and Cofins taxes charged on financial revenues (1)	(41,487)	(11,117)	(5,196)	(1,752)
Gains on financial instruments – swaps	461,083	82,879	—	(33)
Revenue from advance payments	1,375	7,977	—	15
Lending costs charged to related parties	23,315	17,236	—	—
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (Note 9)	1,553,112	—	300,831
Others	29,586	15,956	120	1,985

	2,272,470	249,315	302,108	7,544

FINANCE EXPENSES
Costs of loans and financings	(302,540)	(315,615)	(783)	(1,156)
Amortization of transaction cost	(7,015)	(6,548)	(42)	(153)
FX variation – loans and financings	32,980	(538,247)	—	(7)
FX adjustment – Itaipu Binacional	(3,132)	(23,228)	—	—
Inflation adjustment – loans and financings	(38,703)	(26,631)	—	—
Inflation adjustment – paid concession	(895)	(1,593)	—	—
Borrowing costs and inflation adjustment on post-employment obligations	(18,349)	(15,152)	(903)	(745)
Inflation adjustment – advance from customers	(309)	(3,196)	—	—
Leasing – Inflation adjustment	(8,992)	—	106	—
Others	(16,928)	(15,937)	(7,164)	(130)

	(363,883)	(946,147)	(8,786)	(2,191)

NET FINANCE INCOME (EXPENSES)	1,908,587	(696,832)	293,322	5,353

(1)	The Pasep and Cofins expenses apply to Interest on Equity.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

32.	RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its subsidiaries and jointly-controlled entities are as follows (consolidated):

COMPANY	ASSETS		LIABILITIES		REVENUE		EXPENSES

	Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018	Jan to Jun, 2019	Jan to Jun, 2018	Jan to Jun, 2019	Jan to Jun, 2018
Controlling shareholder
Minas Gerais State Government
Current
Customers and Traders (1)	296,895	244,960	—	—	80,131	81,249	—	—
Public Lighting Contribution (CIP) (1)	2,050	2,050	—	—	—	—	—	—
Non-current
Accounts receivable – AFAC (2)	238,428	245,566	—	—	10,749	13,082	—	—
Jointly-controlled entity
Aliança Geração
Current
Transactions with energy (3)	—	—	14,588	12,957	19,569	15,150	(78,109)	(75,255)
Provision of services (4)	1,129	1,792	—	—	4,943	5,964	—	—
Interest on Equity, and dividends	—	90,664	—	—	—	—	—	—
Baguari Energia
Current
Transactions with energy (3)	—	—	966	969	—	—	(5,393)	(3,666)
Provision of service (4)	211	211	—	—	466	446	—	—
Interest on Equity, and dividends	13,563	—	—	—	—	—	—	—
Madeira Energia
Current
Transactions with energy (3)	5,484	5,669	60,559	64,111	33,087	17,146	(331,510)	(332,788)
Advance for future power supply (5)	—	6,785	—	—	—	4,549	—	—
Reimbursement for decontracted supply (6)	24,527	42,046	—	—	1,806	411	—	—
Non-current
Reimbursement for decontracted supply (6)	—	3,504	—	—	—	—	—	—
Norte Energia
Current
Transactions with energy (3)	130	130	5,879	5,841	9,199	8,287	(103,837)	(94,143)
Advance for future energy supply (7)	30,198	—	—	—	—	—	—	—
Non-current
Advance for future energy supply (7)	20,150	—	—	—	—	—	—	—
Lightger
Current
Transactions with energy (3)	—	—	2,010	—	—	—	(9,178)	(9,012)
Interest on Equity, and dividends	2,991	—	—	—	—	—	—	—
Hidrelétrica Pipoca
Current
Transactions with energy (3)	—	—	1,699	1,303	—	—	(8,047)	(9,154)
Interest on Equity, and dividends	66	—	—	—	—	—	—	—
Retiro Baixo
Current
Transactions with energy (3)	—	—	542	544	—	—	(2,556)	(3,207)
Interest on Equity, and dividends	5,718	5,719	—	—	—	—	—	—
Hidrelétrica Cachoeirão
Current
Interest on Equity, and dividends	2,280	2,460	—	—	—	—	—	—
Renova
Current
Transactions with energy (3)	—	—	772	515	—	—	(772)	(66,548)
Non-current
Accounts receivable (8)	—	594,323	—	—	93,708	19,876	688,031	—
Light
Current
Transactions with energy (3)	330	374	518	502	30,860	31,736	(2,974)	(535)
Interest on Equity, and dividends	19,683	19,683	—	—	—	—	—	—
TAESA
Current
Transactions with energy (3)	—	—	8,397	8,295	—	—	(48,869)	(61,659)
Provision of services (4)	174	130	—	—	299	282	—	—
Axxiom
Current
Provision of services (9)	—	—	2,209	195	—	—	—	—
Centroeste

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

COMPANY	ASSETS		LIABILITIES		REVENUE		EXPENSES
	Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018	Jan to Jun, 2019	Jan to Jun, 2018	Jan to Jun, 2019	Jan to Jun, 2018
Current
Interest on Equity, and dividends	1,218	1,218	—	—	—	—	—	—
Other related parties
FIC Pampulha
Current
Cash and cash equivalents	246,182	273,570	—	—		—	—	—
Securities	626,115	727,011	—	—	10,186	7,535	—	—
(–) Securities issued by subsidiary companies (Note 23)	(17,484)	(23,508)	—	—	—	—	—	—
Non-current
Securities	—	101,151	—	—	—	—	—	—
Forluz
Current
Post-employment obligations (10)	—	—	138,128	123,184	—	—	(98,346)	(95,967)
Supplementary pension contributions – Defined contribution plan (11)	—	—		—	—	—	(38,764)	(36,692)
Administrative running costs (12)	—	—	—	—	—	—	(14,024)	(14,582)
Operational leasing (13)	—	—	46,017	1,778	—	—	(27,672)	(23,065)
Non-current
Post-employment obligations (12)	—	—	2,033,205	2,046,426	—	—	—	—
Operational leasing (13)	202,460	—	159,864	—	—	—	—	—
Cemig Saúde
Current
Health Plan and Dental Plan (14)	—	—	132,606	120,344	—	—	(113,451)	(93,068)
Non-current
Health Plan and Dental Plan (14)	—	—	2,311,095	2,271,007	—	—	—	—

Main points in the above:

(1)

This refers to sale of power to the government of Minas Gerais State – the price of the supply is that decided by Aneel through a Resolution which decides the Company’s annual tariff adjustment. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$113,032, to be settled in 24 installments, inflation-adjusted monthly by the IGP-M index, up to November 2019. The first installment, of R$5,418, was paid in December 2017. Fifteen installments were unpaid at June 30, 2019. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. The amount of the CIP++ relating to the debt recognition agreement at January 31, 2018 is R$2,050.

(2)

This refers to the recalculation of the inflation adjustment of amounts relating to the Advance against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. Amount transferred to Accounts receivable from Minas Gerais State, on September 30, 2017 (see Note 12);

(3)

Transactions in energy between generators and distributors were made in auctions organized by the federal government; transactions for transport of energy, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS).

(4)	Refers to a contract to provide plant operation and maintenance services.
(5)

In 2017, payments of R$70,100 were made to Santo Antônio Energia, subsidiary of Madeira Energia: R$51,874 was advanced by Cemig GT; R$11,917 by Sá Carvalho; and R$6,309 by Rosal. The last installment was paid in January 2019.

(6)

This refers to reimbursement for the supply that was decontracted due to alteration of the power purchase agreements (CCEARs) between Santo Antônio Energia S.A., a subsidiary of Madeira Energia, and Cemig Distribuição – totaling R$84,092, to be settled in 24 monthly installments, with inflation adjustment by the Selic rate and maturities up to January 2020. The outstanding amount at June 30, 2019 was R$24,527.

(7)

Refers to advance payments for energy supply made in 2019 to Norte Energia, established by auction and by contract registered with the CCEE. In June, Norte Energia delivered contracted supply in the amount of R$ 10,267. In full-year 2020 it will deliver contracted supply in the amount of R$ 40,081. Of this amount, R$ 19,931 is presented in current assets, and R$ 20,150 in non-current assets, on June 30, 2019. There is no financial updating of the contract;

(8)

As mentioned in Note 17(b), in June 2019, due to the uncertainties related to continuity of Renova, an estimated loss on realization of the receivables was recorded for the full value of the balance, R$ 688 million.

(9)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2657/2017;
(10)

The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.a. and will be amortized up to business year 2031 (see Note 25);

(11)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(12)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(13)

Rental of the Company’s administrative head offices, in effect up to October 2020 (able to be extended every five years, up to 2035) and February 2019 (able to be extended every five years, up to 2034, in final phase of renewal), with annual inflation adjustment by the IPCA index and price reviewed every 60 months (see Note 20);

(14)	Post-employment obligations – health and dental plan (Note nº 25).

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Dividends receivable from subsidiaries

Dividends receivable	Consolidated		Parent company
	Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
Cemig GT	—	—	617,121	659,622
Cemig D	—	—	182,435	267,435
Gasmig	—	—	113,686	—
Others (1)	45,519	119,743	23,313	18,527

	45,519	119,743	936,555	945,584

(1)	The subsidiaries grouped in ‘Others’ are identified in the table above under “Interest on Equity, and Dividends”.

Loans from related parties

In September 2018 a loan agreement was signed between Cemig GT (lender) and Cemig (borrower), for R$400,000, to be settled in a single payment in December 2019, bears interest at 125.52% of the CDI rate. As a guarantee, Cemig signed a promissory note in the amount of R$442,258, corresponding to the amount of the debt plus the estimated interest for the 15-month period of the agreement. On June, 30, 2019, R$46,599 was amortized, remaining the updated balance of R$376,363. On July 19, 2019, this loan was settled in full, in the amount of R$ 377,746.

Guarantees on loans, financing and debentures

Cemig has provided guarantees on loans, financings and debentures of the following related parties, excluded Light, not consolidated in the financial statements because they are jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	Jun. 30, 2019	Maturity
Light (1)	Controlled	Counter-guarantee	Financing	683,615	2042
Norte Energia (NESA)	Affiliated company	Surety	Financing	2,566,534	2042
Santo Antônio Energia (SAESA) (2)	Jointly-controlled	Surety	Financing	920,238	2034
Santo Antônio Energia (SAESA) (2)	Jointly-controlled	Surety	Debentures	419,114	2037
Centroeste	Jointly-controlled	Surety	Financing	6,017	2023

				4,595,518

(1)	Related to Norte Energia financing.
(2)	Corporate guarantee given by Cemig to Saesa.

At June 30, 2019, management believes that there is no need to recognize any provisions in the Company’s interim accounting statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – the investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund at June 30, 2019 are reported in Marketable Securities in Current or Non-current assets, or presented after deduction of the account line Debentures in Current or Non-current liabilities.

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The funds are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

Financial investments of the investment fund in marketable securities of related parties are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	Jun. 30, 2019
				Cemig 4.19%	Cemig GT 4.30%	Cemig D 6.86%	Other subsidiaries 16.06%(1)	Total 31.41%
ETAU (1)	Debentures	108.00% do CDI	01/12/2019	421	432	689	1,615	3,157

				421	432	689	1,615	3,157

Issuer of security	Type	Annual contractual conditions	Maturity	Dec. 31, 2018
				Cemig 4.65%	Cemig GT 0.75%	Cemig D 24.47%	Other subsidiaries 14.33% (1)	Total 44.20%
ETAU (1)	Debentures	108.00% do CDI	01/12/2019	468	75	2,463	1,442	4,448
LIGHT	Promissory Note	CDI + 3.50%	22/01/2019	334	54	1,754	1,130	3,272

				802	129	4,217	2,572	7,720

(1)	Empresa de Transmissão do Alto Uruguai S.A.

Remuneration of key management personnel

The total costs of key personnel, comprising the Executive Board, Audit Board, Fiscal Council and Board of Directors – are within the limits approved by a General Meeting of Shareholders, and the effects in the Income statements of the years ended June 30, 2019 and 2018 are as follows:

	Jan to Jun 2019	Jan to Jun 2018
Remuneration	14,253	16,906
Profit shares	5,078	3,599
Assistance benefits	965	1,327

Total	20,296	21,832

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33.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Classification of financial instruments and fair value

The principal financial instruments, classified in accordance with the accounting principles adopted by the Company, are as follows:

	Level	Jun. 30, 2019		Dec. 31, 2018
		Balance	Fair value	Balance	Fair value
Financial assets
Amortized cost (1)
Marketable Securities – Cash investments	2	90,959	90,959	116,513	116,513
Customers and Traders; Concession holders (transmission service)	2	4,286,570	4,286,570	3,927,651	3,927,651
Restricted cash	2	100,936	100,936	90,993	90,993
Customers – Accounts receivable from Minas Gerais State	2	296,895	296,895	244,960	244,960
Other accounts receivable from Minas Gerais State (CIP)		2,050	2,050	2,050	2,050
Accounts receivable from Minas Gerais State (AFAC)	2	238,428	238,428	245,566	245,566
Concession financial assets – CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components	3	1,130,865	1,130,865	1,080,693	1,080,693
Reimbursement of tariff subsidies	2	96,373	96,373	90,845	90,845
Low-income subsidy	2	27,696	27,696	30,232	30,232
Escrow deposits	2	2,487,900	2,487,900	2,501,512	2,501,512
Concession grant fee – Generation concessions	3	2,457,733	2,457,733	2,408,930	2,408,930
Reimbursements receivable – Transmission		1,323,042	1,323,042	1,296,314	1,296,314
Accounts receivable – Renova	2	—	—	507,038	507,038
Reimbursement – Decontracting of supply	2	24,527	24,527	45,550	45,550

		12,563,974	12,563,974	12,588,847	12,588,847
Fair value through profit or loss
Cash equivalents – Cash investments		658,192	658,192	783,288	783,288
Securities
Bank certificates of deposit	2	246	246	—	—
Treasury Financial Notes (LFTs)	1	397,428	397,428	253,868	253,868
Financial Notes – Banks	2	184,143	184,143	434,735	434,735
Debentures	2	5,190	5,190	7,118	7,118

		1,245,199	1,245,199	1,479,009	1,479,009
Derivative financial instruments (Swaps)	3	1,384,270	1,384,270	813,335	813,335
Derivative financial instruments (Ativas and Sonda Put options)	3	4,975	4,975	4,460	4,460
Concession financial assets – Distribution infrastructure	3	421,904	421,904	395,743	395,743
Reimbursements receivable – Generation	3	816,202	816,202	816,202	816,202

		3,872,550	3,872,550	3,508,749	3,508,749

		16,436,524	16,436,524	16,097,596	16,097,596

Financial liabilities
Amortized cost (1)
Loans, financings and debentures	2	(13,876,389)	(13,876,389)	(14,771,828)	(14,771,828)
Debt with pension fund (Forluz)	2	(615,200)	(615,200)	(651,966)	(651,966)
Deficit of pension fund (Forluz)	2	(559,382)	(559,382)	(377,449)	(377,449)
Concessions payable	3	(19,357)	(19,357)	(18,747)	(18,747)
Suppliers	2	(1,840,794)	(1,840,794)	(1,801,252)	(1,801,252)
Leasing transactions (2)	2	(311,212)	(311,212)	—	—

		(17,222,334)	(17,222,334)	(17,621,242)	(17,621,242)
Fair value through profit or loss
Derivative financial instruments (SAAG put options)	3	(441,094)	(441,094)	(419,148)	(419,148)

		(441,094)	(441,094)	(419,148)	(419,148)

		(17,663,428)	(17,663,428)	(18,040,390)	(18,040,390)

(1)	On June 30, 2019 and December 31, 2018 the book values of financial instruments reflect their fair values.
(2)	Leasing transactions have been recognized in accordance with initial adoption of IFRS 16 / CPC 06 (R2). For more information see Note 20.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

At the initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting standards currently in effect. Fair value is a measurement based on assumptions that market participants would use in pricing an asset or liability. The Company uses the following classification to its financial instruments:

◾

Level 1 — Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

◾

Level 2 — No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

◾

Level 3 — No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, and/or of derivatives linked to them which are to be settled by delivery of unquoted securities, is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques such as, for example, new replacement value (Valor novo de reposição, or VNR).

Fair value calculation of financial positions

Distribution infrastructure concession financial assets, and Transmission concession financial assets – Assets remunerated by tariff: These are measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the concession assets in service and which will be revertible at the end of the concession, and on the weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information, disclosed by the Grantor and by Cemig respectively. Changes in concession financial assets are disclosed in Note 15.

Indemnifiable receivable – Transmission: These are measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria set by the Concession-granting power (‘Grantor’), based on fair value of the assets to be reimbursed as a result of acceptance of the terms of Law 12783/13, and on the weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig, respectively.

Indemnifiable receivable – Generation: Measured at New Replacement Value (VNR), as per criteria set by regulations of the grantor power, based on the fair value of the assets to be indemnify on termination of the concession.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Marketable securities: The fair value of marketable securities is determined taking into consideration the market prices of the investments, or market information that makes such calculation possible, and future rates in the fixed income and FX markets applicable to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount rate obtained from the market yield curve.

Put options: The Company adopted the Black-Scholes-Merton method for measuring fair value of the SAAG, RME and Sonda options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, brought to present value at the reporting date.

Swaps: Fair value was calculated based on the market value of the security at its maturity adjusted to present value by the discount rate obtained from the market yield curve.

Other financial liabilities: Fair value of its loans, financings and debentures were determined using 142.17% of the CDI rate – based on its most recent funding. For the loans, financings and debentures, and debt renegotiated with Forluz, with annual rates between IPCA + 4.70% to 8.07% and CDI + 0.64% to 3.26%, Company believes that their carrying amount is approximated to their fair value.

b)	Derivative financial instruments

Put options

The Company and its subsidiaries hold options to sell certain securities (put options) for which it has calculated the fair value based on the Black and Scholes Merton (BSM) model, considering the following variables assumptions: exercise price of the option; closing price of the underlying asset as of June 30, 2019; risk-free interest rate; volatility of the price of the underlying asset; and time to maturity of the option.

Analytically, calculation of the exercise price of the options, the risk-free interest rate and the time to maturity is primarily deterministic, so that the main divergence in the put options takes place in the measurement of the closing price and the volatility of the underlying asset.

On June 30, 2019 and December 31, 2018 the Company’s options were as follows:

Consolidated	Balance at Jun. 30, 2019	Balance at Dec. 31, 2018
Put option – SAAG	441,094	419,148
Put / call options – Ativas and Sonda	(4,975)	(4,460)

	436,119	414,688

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Put option – SAAG

Option Contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. Under these contracts the exercise price of the Put Options would be the amount invested by each of the private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension lpan entities. This option was considered to be a derivative instrument, accounted at fair value through profit or loss.

For measurement of the fair value of the SAAG put option Cemig GT uses the Black-Scholes-Merton (‘BSM’) model. The assumption was made that the future expenditures of FIP Malbec and FIP Melbourne are insignificant, so that the options are valued as if they hold direct equity interests at Mesa. However, neither SAAG nor Mesa are traded on a securities exchange, so that some assumptions are necessary for calculation of the price of the asset and its volatility for application of the BSM model. The closing price of the shares of Mesa on June, 30, 2019, is ascertained from free cash flow to equity, in proportion to the indirect interests held by the FIPs. Volatility is measured as an average of historic volatility of comparable generation companies listed on the B3 (assuming that the data series for the difference of capitalized returns, over time, follows a normal distribution).

Based on the studies made, a liability of R$441,094 (R$419,148 on December 31, 2018) is recorded in the Company’s interim accounting information, for the difference between the exercise price and the estimated fair value of the assets.

Changes in the values of the options are as follows:

Consolidated
Balance at Dec. 31, 2017	311,593
Change in fair value	24,606

Balance at Jun. 30, 2018	336,199

Balance at Dec. 31, 2018	419,148
Change in fair value	21,946

Balance at Jun. 30, 2019	441,094

Cemig GT performed the sensitivity analysis of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 3.85% p.a. to 7.85% p.a., and for volatility between 17% and 77% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$421,128 and R$463,799, respectively.

This option for sale of investments could potentially dilute basic profit per share in the future; it has not caused dilution of profit per share in the business years presented here.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Sonda options

As part of the process of shareholding restructuring, CemigTelecom and Sonda signed a Call Option Agreement (issued by CemigTelecom) and a Put Option Agreement (issued by Sonda). Considering the merger of Cemig Telecom into Cemig, on March 31, 2018, the option contract is now between Cemig and Sonda.

This resulted in Cemig simultaneously having a right (put option) and an obligation (call option). The exercise price of the put option will be equivalent to fifteen times the adjusted net profit of Ativas in the business year prior to the exercise date. The exercise price of the call option will be equivalent to seventeen times the adjusted net profit of Ativas in the business year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the interim financial statements at June 30, 2019. Depending on the value of the options, the net value of the Ativas Options may be an asset or a liability of the Company.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset on June 30, 2019; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The closing price of the underlying asset was based on the valuation prepared by the same specialized consulting firm responsible for calculating the options. The valuation base date is June 30, 2019, the closing date of the Company’s Interim financial information, and the methodology used to calculate the fair value of the company is discounted cash flow (DCF) based on the value of the shares transaction of Ativas by Sonda, which took place on October 19, 2016. The calculation of the risk-free interest rate was based on yields of National Treasury Bills. The time to maturity was calculated assuming exercise date of December 31, 2021.

Considering that the exercise prices of the options are contingent upon the future financial results of Ativas, the estimate of the exercise prices on the date of maturity was based on statistical analyses and on information of comparable listed companies.

Swap transactions

Considering that part of the loans and financings of the Cemig GT is denominated in foreign currency, the Company uses derivative financial instruments (swap transactions) to protect the servicing associated with these debts (principal plus interest).

The derivative financial instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The notional amount of derivative transactions are not presented in the statement of financial position, since they refer to transactions that do not require cash as only the gains or losses that actually incurred are recorded. The net result of those transactions on June 30, 2019 was a positive adjustment of R$613,394 (Positive adjustment of R$180,429 on June 30, 2018), which was posted in Finance income (expenses).

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The Company has a Financial Risks Management Committee, created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could negatively affect its liquidity and profitability. The Committee implements action plans and sets guidelines for proactive control of the financial risks environment.

The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual and the Company is guarantor of the derivative instruments contracted by Cemig GT.

This table presents the derivative instruments contracted at June 30, 2019 and December 31, 2018:

Eurobond terms: payable by Cemig GT (1)	Terms of swap: payable by Cemig GT (1)	Maturity period	Trading market	Value of principal contracted US$ ’000 (2)		Unrealized gain (loss) R$ ’000		Unrealized gain (loss) R$ ’000
						According to contract Jun. 30, 2019	Fair value Jun. 30, 2019	According to contract Dec. 31, 2018	Fair value Dec. 31, 2018
In US$ 9.25% p.a.	R$ 150.49% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over-the-counter	US$	1,000,000	592,948	1,021,334	679,530	626,888

In US$ 9.25% p.a.	R$ 125.52% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over-the-counter	US$	500,000	1,804	362,936	32,781	186,447

						594,752	1,384,270	712,311	813,335

Current assets							114,916		69,643
Non-current assets							1,269,354		743,692

(1)

For the initial Eurobond issue of US$1 billion, placed in December 2017: (1) for the principal, a call spread was contracted, with floor at R$3.25/US$ and ceiling at R$5.00/US$; and (2) a swap was contracted for the total of the interest, replacing the 9.25% p.a. coupon in US$ with an obligation in Reais at an average rate equivalent to 150.49% of the CDI. For the additional US$500 million tranche of the same Eurobond, in July 2018: (1) a call spread was contracted for the principal, with floor at R$3.85/US$ and ceiling at R$5.00/US$; and (2) a swap was contracted for the whole of the interest, replacing the 9.25% p.a. coupon in US$ with an average rate in Reais equivalent to 125.52% of the CDI rate.

(2)	In thousands of US dollars.

In accordance with market practice, Cemig GT uses a mark-to-market method to measure its hedge derivatives for its Eurobonds. The principal indicators for measuring the fair value of the swap are the DI and dollar futures curves on the São Paulo B3 exchange. The Black & Scholes model is used to price the call spread.

The fair value found on June 30, 2019 was R$1,384,270 (R$813,335 on December 31, 2018), which would be a reference point if the Company were to liquidate the hedges on June 30, 2019, but the swap contracts protect the company’s cash flow up to the maturity of the bonds in 2024. They have accrual value of R$594,752 at June 30, 2019 (R$712,311 on December 31, 2018).

Cemig GT is exposed to market risk as a function of having contracted this hedge, the principal potential impact being an alteration in futures of Brazilian interest rates or FX rates. Based on the futures curves for interest rates and the dollar, the Company estimates that in a probable scenario, its results would be affected by the swap and call spread at the end of the period in the amount of R$981,462 for the option (call spread) and R$407,752 for the swap – comprising a total of R$1,389,214.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig GT has measured the effects on its net income of reduction of the estimated fair value for the ‘probable’ scenario by 25% and 50%, respectively, as follows:

Parent company, and consolidated	Base scenario June 30, 2019	‘Probable’ scenario:	‘Possible’ scenario: FX depreciation and interest rate increase 25%	‘Remote’ scenario: FX depreciation and interest rate increase 50%
Swap, asset side	6,294,855	6,239,745	5,240,047	4,320,787
Swap, liability side	(5,887,031)	(5,831,994)	(5,964,152)	(6,086,270)
Option / Call spread	976,446	981,462	981,462	981,462

Derivative hedge instrument	1,384,270	1,389,213	257,357	(784,021)

The same methods of measuring used in marking to market of the derivative instruments described above were applied to the calculation of estimated fair value.

c)	Risk management

Corporate risk management is a management tool that is an integral part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies, when necessary, to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks, in alignment with the Company’s strategy.

The main risks to which the Company and its subsidiaries are exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, with effect on Loans and financings, Suppliers, and cash flow. The net exposure to exchange rates is as follows:

Exposure to exchange rates	Jun. 30, 2019		Dec. 31, 2018
	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financings (Note 23)	1,516,385	5,811,080	1,518,029	5,882,060
Suppliers (Itaipu Binacional)	73,694	282,410	69,166	268,004

	1,590,079	6,093,490	1,587,195	6,150,064
Euros
Loans and financings – Euros (Note 23)	—	—	52	229

Net liabilities exposed		6,093,490		6,150,293

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Sensitivity analysis

Based on information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real at June 30, 2020 will be a depreciation in the dollar exchange rate by 0.4854%, to R$3.8136/US$, and depreciation of the Euro rate by 1.00%, to R$4.4197/€. The Company has made a sensitivity analysis of the effects on its profit arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure	Book value	Probable’ scenario: US$1= R$3.8136	Possible’ scenario US$1=R$4.7670	‘Remote’ scenario US$1=R$5.7204
US dollar
Loans and financings	5,811,080	5,782,875	7,228,594	8,674,313
Suppliers (Itaipu Binacional)	282,410	281,039	351,299	421,559

	6,093,490	6,063,914	7,579,893	9,095,872

Net liabilities exposed	6,093,490	6,063,914	7,579,893	9,095,872

Net effect of exchange rate variation		(29,576)	1,486,403	3,002,382

Company has entered into a swap operations to replace the exposure to the US dollar with exposure to variation in the CDI Rate, as described in more detail in the item ‘Swap Transactions’ in this Note.

Interest rate risk

Company and its subsidiaries are exposed to the risk of increase in Brazilian domestic interest rates. This exposure occurs as a result of net liabilities indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	Consolidated – R$’000
	Jun. 30, 2019	Dec. 31, 2018
Assets
Cash equivalents (Note 5) – CDI rate	658,192	783,288
Securities (Note 6) – CDI and Selic rates	677,966	812,234
Accounts receivable – Renova (Note 32) – CDI	—	507,038
Restricted cash – CDI	100,936	90,993
CVA and Other financial components in tariffs – Selic rate (Note 15)	1,130,865	1,080,693
Reimbursement – Decontracting of supply (Note 32) – CDI	24,527	45,550

	2,592,486	3,319,796
Liabilities
Loans, financings and debentures – CDI rate (Note 23)	(4,772,952)	(4,919,571)
Loans, financings and debentures – TJLP (Note 23)	(246,533)	(249,454)

	(5,019,485)	(5,169,025)

Net liabilities exposed	(2,426,999)	(1,849,229)

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Sensitivity analysis

In relation to the risks of the most significant interest rates, the Company and its subsidiaries estimate that, in a probable scenario, on June 30, 2020 the Selic rate will be 5.25% and the TJLP will be 5.5826%. The Company and its subsidiaries have made a sensitivity analysis of the effects on its profit arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Variation in the CDI rate accompanies the variation in the Selic rate.

Risk: Increase in Brazilian interest rates	Jun. 30, 2019		Jun. 30, 2020
	Book value	‘Probable’ scenario: SELIC 5.25% TJLP 5.5826%	‘Possible’ scenario: SELIC 6.5625% TJLP 6.9783%	‘Remote’ scenario: SELIC 7.8750% TJLP 8.3739%
Assets
Cash equivalents – Short-term investments (Note 5)	658,192	692,747	701,386	710,025
Securities (Note 6)	677,966	713,559	722,458	731,356
Restricted cash	100,936	106,235	107,560	108,885
CVA and Other financial components in tariffs – Selic rate (Note 15)	1,130,865	1,190,235	1,205,078	1,219,921
indemnity – Decontracting of supply (Note 32)	24,527	25,815	26,137	26,459

	2,592,486	2,728,591	2,762,619	2,796,646
Liabilities
Loans, financings and debentures – CDI rate (Note 23)	(4,772,952)	(5,023,532)	(5,086,177)	(5,148,822)
Loans, financings and debentures – TJLP (Note 23)	(246,533)	(260,296)	(263,737)	(267,177)

	(5,019,485)	(5,283,828)	(5,349,914)	(5,415,999)

Net assets (liabilities) exposed	(2,426,999)	(2,555,237)	(2,587,295)	(2,619,353)

Net effect of variation in interest rates		(128,238)	(160,296)	(192,354)

Inflation risk

The Company and its subsidiaries are exposed to risk of reduction of inflation, due to their having more assets than liabilities indexed to the variation of inflation indicators, as follows:

Company’s exposure to reduction in inflation	Jun. 30, 2019	Dec. 31, 2018
Assets
Distribution-related Concession financial assets – IPCA index (1)	421,904	395,743
Receivable from Minas Gerais state government (Debt recognition agreement) – IGPM index (Note 32)	298,945	247,010
Receivable from Minas Gerais state govt. (AFAC) – IGPM (Note 12)	238,428	245,566
Transmission reimbursement receivable – IPCA (Note 15)	1,323,042	1,296,314
Concession Grant Fee – IPCA (Note 15)	2,457,733	2,408,930

	4,740,052	4,593,563
Liabilities
Loans, financings and debentures – IPCA (Note 23)	(3,105,644)	(3,791,340)
Debt agreed with pension fund (Forluz) – IPCA	(615,200)	(651,966)
Forluz deficit solution plan – IPCA	(559,382)	(377,449)

	(4,280,226)	(4,820,755)

Net assets (liabilities) exposed	459,826	(227,192)

(1)	Portion of concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by Aneel after the third tariff review cycle.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Sensitivity analysis

This analysis reflects the Company having more assets than liabilities indexed to inflation indicators. Cemig and its subsidiaries estimate that, in a probable scenario on June 30, 2020 the IPCA inflation index will be 3.65%, and the IGP–M inflation index will be 3.85%. The Company has made a sensitivity analysis of the effects on its profit arising from increases in inflation of 25% and 50% in relation to the ‘probable’ scenario, naming these the ‘possible’ and ‘remote’ scenarios, respectively.

Risk: Increase in inflation	Jun. 30, 2019		Jun. 30, 2020
	Amount Book value	‘Probable’ scenario: IPCA 3,6472% IGPM 3,8476%	‘Possible’ scenario (25%) IPCA 2,7354% IGPM 2,8857%	‘Remote’ scenario (50%) IPCA 1,8236% IGPM 1,9238%
Assets
Distribution infrastructure-related Concession financial assets – IPCA (1)	421,904	437,292	433,445	429,598
Receivable from Minas Gerais state government (Debt recognition agreement) – IGPM index (Note 12)	298,945	310,447	307,572	304,696
Receivable from Minas Gerais state govt. (AFAC) – IGPM (Note 32)	238,428	247,602	245,308	243,015
Transmission – Reimbursement receivable – IPCA index (Note 15)	1,323,042	1,371,296	1,359,232	1,347,169
Concession Grant Fee – IPCA (Note 15)	2,457,733	2,547,371	2,524,962	2,502,552

	4,740,052	4,914,008	4,870,519	4,827,030
Liabilities
Loans, financings and debentures – IPCA	(3,105,644)	(3,218,913)	(3,190,596)	(3,162,279)
Debt agreed with pension fund (Forluz) – IPCA	(615,200)	(637,638)	(632,028)	(626,419)
Forluz pension fund deficit solution plan	(559,382)	(579,784)	(574,683)	(569,583)

	(4,280,226)	(4,436,335)	(4,397,307)	(4,358,281)

Net assets (liabilities)	459,826	477,673	473,212	468,749

Net effect of variation in IPCA and IGPM indices		17,847	13,386	8,923

(1)	Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by Aneel after the third tariff review cycle.

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities. The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with certain rigid investing principles established in the Company’s Cash Investment Policy, which was approved by the Financial Risks Management Committee. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheets. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The greater part of the energy sold by the Company and its subsidiaries is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the reservoirs of these plants, which can lead to an increase in the cost of acquisition of energy, due to replacement by thermoelectric sources, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of energy. Prolongation of generation by thermoelectric plants can pressure costs of acquisition of energy for the distributors, causing a greater need for cash, and can impact future tariff increases – as indeed has happened with the Extraordinary Tariff Review granted to the distributors in March 2015.

Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financings, and could also make it more difficult or costly to refinance debt not yet due. In this situation, any financing or refinancing of debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

The flow of payments of the obligations of the Company and its subsidiaries – to suppliers; for debt agreed with the pension fund; and under loans, financings and debentures, at floating and fixed rates, including future interest up to contractual maturity dates – is as follows:

Consolidated	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	155,097	273,927	3,279,402	8,970,674	6,803,430	19,482,530
Paid concessions	220	432	1,901	8,681	13,959	25,193
Debt with pension plan (Forluz) (Note 25)	11,811	23,624	108,350	636,973	—	780,758
Deficit of the pension plan (FORLUZ) (Note 25)	5,230	10,488	120,120	209,997	694,510	1,040,345
Leasing agreements (Note 20)	8,121	16,177	72,689	163,522	488,561	749,070

	180,479	324,648	3,582,462	9,989,847	8,000,460	22,077,896
- Fixed rate
Suppliers	1,700,074	140,002	718	—	—	1,840,794

	1,880,553	464,650	3,583,180	9,989,847	8,000,460	23,918,690

Parent company	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	—	—	—	52,842	—	52,842
Paid concessions	—	—	391,960	—	—	391,960
Debt with pension plan (Forluz) (Note 25)	581	1,162	5,331	31,339	—	38,413
Deficit of the pension plan (FORLUZ) (Note 25)	257	516	5,910	10,332	34,170	51,185
Leasing agreements (Note 20)	257	455	2,040	2,036	5,676	10,464

	1,095	2,133	405,241	96,549	39,846	544,864
- Fixed rate
Suppliers	7,562	—	—	—	—	7,562

	8,657	2,133	405,241	96,549	39,846	552,426

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Credit risk

The distribution concession contract requires levels of service on a very wide basis within the concession area; disconnection of supply of defaulting customers is permitted. The Company uses numerous tools of communication and collection to avoid increase in default. These include: telephone contact, emails, text messages, collection letters, listing the customer on credit protection registers, and collection through the courts.

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its customers is considered to be low. The credit risk is also reduced by the extremely wide customer base.

The provision for doubtful debtors constituted on June 30, 2019, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries was R$787,260.

In relation to the risk of losses resulting from insolvency of the financial institutions where the Company or its subsidiaries have deposits, a Cash Investment Policy was approved and has been in effect since 2004, and is reviewed annually.

Cemig and its subsidiaries manage the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk. All investments are made in financial securities that have fixed-income characteristics, the majority of them indexed to the CDI rate. The Company does not make any transactions that would incorporate volatility risk into its financial statements.

As a management instrument, Cemig and its subsidiaries divides the investment of its funds between direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Ratings by three risk rating agencies.

2.	Equity greater than R$400 million.

3.	Basel ratio one percentage point above the minimum set by the Brazilian Central Bank.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Banks that exceed these thresholds are classified in three groups, by the value of their equity; and within this classification, limits of concentration by group and by institution are set:

Group	Equity	Concentration	Limit per bank (% of equity)(1)
A1	Over R$3.5 billion	Minimum 80%	Between 6% and 9%
A2	R$1.0 billion to R$3.5 billion	Maximum 20%	Between 5% and 8%
B	R$400 million to R$1.0 billion	Maximum 20%	Between 5% and 7%

(1)	The percentage assigned to each bank depends on an individual assessment of indicators such as liquidity and quality of the credit portfolio.

Further to these points, Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.

2.	No bank may have more than 50% of the portfolio of any individual company.

Risk of over-contracting and under-contracting of supply

Sale or purchase of power supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is a risk inherent to the energy distribution business. The regulatory limit for pass-through to customers of exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD), is the range between 95% and 105% of the distributor’s contracted supply. Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to customers. The Company’s Management is continually managing its contracts for purchase of power supply to mitigate the risk of exposure to the spot market.

Risk to continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12783/13. The extension brought with it changes to the previous contract, making continuity of the concession conditional on compliance by the Distributor with new criteria for quality, and for economic and financial sustainability.

The extension is conditional on compliance with indicators contained in the contract itself, which aim to guarantee quality of the service provided and economic and financial sustainability of the company. These are determinant for actual continuation of the concession in the first five years of the contract, since non-compliance with them in two consecutive years, or in the fifth year, results in cancellation of the concession.

Additionally, as from 2021, non-compliance with the quality criteria for three consecutive years, or the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings for termination of the concession.

The efficiency criteria for continuity of supply and for economic and for financial management, required to maintain the distribution concession, were met in the year ended June 30, 2019.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Hydrological risk

The greater part of the energy sold by the Company’s subsidiaries is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the reservoirs of these plants, which can lead to an increase in the cost of acquisition of energy, due to replacement by thermoelectric sources, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of energy. Prolonged generation of energy using the thermal plants can pressure distributors’ costs of acquisition of supply, causing a greater need for cash, and potentially increasing tariffs.

Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts.

On June 30, 2019 the Company and its subsidiaries were compliant with all the covenants for financial index requiring half-yearly, annual and permanent compliance, except for non-compliance with the non-financial covenant of the loan contracts with the CEF of the subsidiaries Central Eólica Praias de Parajuru and Central Eólica Volta do Rio. For further details, see Note 23.

Capital management

The comparisons of the Company’s consolidated net liabilities and its Equity are as follows:

	Consolidated		Parent company
	Jun. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
Total liabilities	46,695,691	43,915,346	1,896,180	1,987,772
(–) Cash and cash equivalents	(748,540)	(890,804)	(35,146)	(54,330)
(–) Restricted cash	(100,936)	(90,993)	(129)	(129)

Net liabilities	45,846,215	42,933,549	1,860,905	1,933,313

Total equity	18,860,292	15,939,327	17,489,512	14,578,719

Net liabilities / equity	2.43	2.69	0.11	0.13

34.	THE ANNUAL TARIFF ADJUSTMENT FOR CEMIG D

On May 28, 2019, the regulator (Aneel) approved the Annual Tariff Adjustment of Cemig D. This provided a tariff increase of 8.73%, whereas 1.60% corresponded to Cemig D’s manageable costs (Portion B) and the remaining portion, of 7.13%, has zero economic effect, not affecting profitability, since it represents direct pass-through, within the tariff, relating to the following items: (i) increase of 0.34% in non-manageable (‘Parcel A’) costs, relating mainly to purchase of energy supply, sector charges and transmission charges; (ii) increase of 9.24% in the financial components of the current process, led by the CVA currently being processed, which had an effect of 10.79%; and (iii) 2.45% was withdrawn from the financial components of the prior process.

The tariff adjustment is in effect from May 28, 2019 to May 27, 2020.

35.	OPERATING SEGMENTS

The operational segments of the Company and its subsidiaries reflect their management and their organizational structure, and structure for monitoring of results. They are aligned with the regulatory framework of the Brazilian energy industry, which has different legislations for the sectors of generation, and transmission, of electric power.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company also operates in the gas market, through its subsidiary Gasmig, and in other businesses with less impact on the results of its operations. These segments are reflected in the Company’s management, organizational structure, and monitoring of results. In accordance with the regulatory framework of the Brazilian energy sector, there is no segmentation by geographical area.

These tables show the consolidated operating costs and expenses for the periods ended June 30, 2019 and 2018:

INFORMATION BY SEGMENT AT JUNE 30, 2019
DESCRIPTION	ELECTRICITY			GAS	OTHERS (1)	ELIMINATIONS	TOTAL
	GENERATION (1)	TRANSMISSION	DISTRIBUTION (1)
ASSETS OF THE SEGMENT	15,266,259	4,005,523	40,919,551	1,932,781	3,011,465	420,404	65,555,983
INVESTMENTS IN AFFILIATES AND JOINTLY-CONTROLLED ENTITIES	4,040,361	1,229,890	—	—	16,095	—	5,286,346
ADDITIONS TO THE SEGMENT	36,374	—	16,115	328	—	—	52,817
ADDITIONS TO CONTRACT ASSETS	—	82,989	347,052	19,069	—	—	449,110
GOING CONCERN OPERATIONS
NET REVENUE	3,804,889	329,457	7,785,779	902,123	254,645	(146,922)	12,929,971
COST OF ENERGY AND GAS
Energy bought for resale	(1,699,161)	—	(3,455,727)	—	—	34,688	(5,120,200)
Charges for use of the national grid	(92,252)	—	(713,263)	—	—	104,344	(701,171)
Gas bought for resale	—	—	—	(725,162)	—	—	(725,162)

Total	(1,791,413)	—	(4,168,990)	(725,162)	—	139,032	(6,546,533)
OPERATING COSTS AND EXPENSES
Personnel	(108,721)	(60,092)	(463,651)	(23,130)	(21,478)	—	(677,072)
Employees’ and managers’ profit shares	(24,743)	(17,588)	(120,976)	—	(11,208)	—	(174,515)
Post-employment obligations	(24,447)	(18,184)	(134,323)	—	(21,745)	—	(198,699)
Materials	(8,022)	(2,135)	(29,102)	(907)	(103)	13	(40,256)
Outsourced services	(58,556)	(20,422)	(486,762)	(9,265)	(13,823)	2,859	(585,969)
Depreciation and amortization	(111,236)	(2,699)	(325,019)	(37,921)	(2,424)	—	(479,299)
Operating provisions (reversals) and adjustments for operational losses	(733,237)	(9,781)	(194,748)	(1,520)	(39,093)	—	(978,379)
Infrastructure construction costs	—	(82,989)	(363,167)	(19,069)	—	—	(465,225)
Other operating expenses (revenues), net	(10,615)	(7,550)	(81,049)	(4,582)	4,924	5,018	(93,854)

Total cost of operation	(1,079,577)	(221,440)	(2,198,797)	(96,394)	(104,950)	7,890	(3,693,268)

OPERATING COSTS AND EXPENSES	(2,870,990)	(221,440)	(6,367,787)	(821,556)	(104,950)	146,922	(10,239,801)
Share of profit (loss) of associates and joint ventures, net	3,347	100,567	—	—	(414)	—	103,500

OPER. PROFIT BEFORE FIN. REV. (EXP.) AND TAXES	937,246	208,584	1,417,992	80,567	149,281	—	2,793,670
Financial revenues	946,898	65,550	1,250,669	50,880	308,991	—	2,622,988
Financial expenses	(409,417)	(45,928)	(329,796)	(12,320)	(18,500)	—	(815,961)

PRE-TAX PROFIT	1,474,727	228,206	2,338,865	119,127	439,772	—	4,600,697
ncome and Social Contribution taxes	(680,745)	(59,037)	(771,698)	(39,593)	(137,399)	—	(1,688,472)

NET INCOME (LOSS) FOR THE PERIOD	793,982	169,169	1,567,167	79,534	302,373	—	2,912,225
Equity holders of parent company	793,982	169,169	1,567,167	79,159	302,373	—	2,911,850
Non-controlling interest (Note 27)	—	—	—	375	—	—	375

	793,982	169,169	1,567,167	79,534	302,373	—	2,912,225

(1)	As stated in Note 35, certain assets in generation, distribution, telecommunications and other market segments were classified as held for sale.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INFORMATION BY SEGMENT ON JUNE 30, 2018
DESCRIPTION	ELECTRICITY			GAS	TELECOMS(*)	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	14,368,687	3,811,813	19,790,695	1,812,803	311,017	1,689,160	(46,049)	41,738,126
INVESTMENT IN AFFILIATES AND JOINTLY-CONTROLLED ENTITIES	4,709,952	1,130,140	1,838,752	—	—	24,708	—	7,703,552
ADDITIONS TO THE SEGMENT	170,045	—	361,492	20,969	7,631	1,016	—	561,153
ADDITIONS TO FINANCIAL ASSETS	—	4,732	—	—	—	—	—	4,732
CONTINUED OPERATIONS
NET REVENUE	3,038,039	326,689	6,528,045	730,704	—	65,045	(146,553)	10,541,969
COST OF ENERGY AND GAS
Energy bought for resale	(1,705,024)	—	(3,412,396)	—	—	(3)	34,825	(5,082,598)
Charges for use of national grid	(126,922)	—	(780,585)	—	—	—	98,927	(808,580)
Gas bought for resale	—	—	—	(556,459)	—	—	—	(556,459)

Operating costs, total	(1,831,946)	—	(4,192,981)	(556,459)	—	(3)	133,752	(6,447,637)
OPERATING COSTS AND EXPENSES
Personnel	(114,985)	(52,575)	(460,306)	(24,147)	(9,893)	(18,334)	—	(680,240)
Employees’ and managers’ profit shares	(2,901)	(1,577)	(12,674)	—	351	(5,926)	—	(22,727)
Post-employment obligations	(23,053)	(13,317)	(112,669)	—	—	(20,358)	—	(169,397)
Materials	(3,436)	(1,727)	(26,875)	(854)	(709)	(115)	10	(33,706)
Outsourced services	(49,049)	(18,880)	(410,579)	(8,275)	(2,878)	(9,123)	8,438	(490,346)
Depreciation and amortization	(81,980)	—	(292,240)	(36,142)	(704)	(234)	—	(411,300)
Operating provisions (reversals)	(36,369)	(3,962)	(148,588)	—	(213)	(78,187)	—	(267,319)
Construction costs	—	(4,732)	(361,492)	(17,419)	—	—	—	(383,643)
Other operating expenses, net	(23,434)	(7,800)	(110,686)	(5,674)	(1,991)	(6,375)	4,353	(151,607)
Total cost of operation	(335,207)	(104,570)	(1,936,109)	(92,511)	(16,037)	(138,652)	12,801	(2,610,285)

OPERATING COSTS AND EXPENSES	(2,167,153)	(104,570)	(6,129,090)	(648,970)	(16,037)	(138,655)	146,553	(9,057,922)
Share of profit (loss), net, of associates and joint ventures	(140,412)	102,474	16,743	—	(763)	(4,275)	—	(26,233)

OPER. PROFIT BEFORE FIN. REV. (EXP.) AND TAXES	730,474	324,593	415,698	81,734	(16,800)	(77,885)	—	1,457,814
Finance income	244,465	14,640	182,241	27,825	780	21,218	—	491,169
Finance expenses	(1,006,540)	(2,343)	(312,299)	(19,984)	(2,861)	(1,774)	—	(1,345,801)

PRE-TAX PROFIT	(31,601)	336,890	285,640	89,575	(18,881)	(58,441)	—	603,182
Income and Social Contribution taxes	(22,990)	(61,996)	(91,241)	(27,954)	5,769	27,567	—	(170,845)

NET PROFIT (LOSS) FROM CONTINUING OPERATIONS	(54,591)	274,894	194,399	61,621	(13,112)	(30,874)	—	432,337

DISCONTINUED OPERATIONS
Profit for the period from discontinued operations	—	—	—	—	21,372	—	—	21,372

NET INCOME (LOSS) FOR THE PERIOD	(54,591)	274,894	194,399	61,621	8,260	(30,874)	—	453,709

Equity holders of parent company	(54,591)	274,894	194,399	61,323	8,260	(30,874)	—	453,411
Minorities	—	—	—	298	—	—	—	298

	(54,591)	274,894	194,399	61,621	8,260	(30,874)	—	453,709

(*)	On March 31, 2018 Cemig Telecom assets and liabilities were merged into the Company.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The revenue of the Company and its subsidiaries in 1H19 breaks down by segment as follows:

Jan to Jun, 2019	ELECTRICITY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
Revenue from supply of energy	3,423,710	—	9,542,996	—	—	(37,552)	12,929,154
Revenue from Use of Distribution Systems (the TUSD charge)	—	—	1,276,741	—	—	(11,022)	1,265,719
CVA and Other financial components in tariff adjustments	—	—	80,241	—	—	—	80,241
Transmission concession revenue	—	336,060	—	—	—	(93,317)	242,743
Transmission construction revenue	—	82,989	—	—	—	—	82,989
Reimbursement revenue – Transmission	—	90,420	—	—	—	—	90,420
Distribution construction revenue	—	—	363,167	19,069	—	—	382,236
Adjustment to expected reimbursement – distribution concession financial assets	—	—	8,967	—	—	—	8,967
Gain on updating of Concession Grant Fee	176,151	—	—	—	—	—	176,151
Transactions in energy on the CCEE	404,037	—	(6,601)	—	1	—	397,437
Supply of gas	—	—	—	1,131,248	—	(15)	1,131,233
Fine for violation of continuity indicator	—	—	(35,510)	—	—	—	(35,510)
PIS/Pasep and Cofins taxes credits over ICMS	424,636	—	830,333	—	183,594	—	1,438,563
Other operating revenues	75,435	12,998	677,012	34	77,121	(5,016)	837,584
Sector / Regulatory charges reported as Deductions from revenue	(699,080)	(193,010)	(4,951,567)	(248,228)	(6,071)	—	(6,097,956)

Net operating revenue	3,804,889	329,457	7,785,779	902,123	254,645	(146,922)	12,929,971

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Details of operational revenue are in Note 28.

Jan to Jun, 2018	ELECTRICITY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
Revenue from supply of energy	3,353,521	—	7,920,535	—	—	(38,047)	11,236,009
Revenue from Use of Distribution Systems (the TUSD charge)	—	—	825,128	—	—	(10,788)	814,340
CVA and Other financial components in tariff adjustments	—	—	1,150,672	—	—	—	1,150,672
Transmission concession revenue	—	294,712	—	—	—	(88,130)	206,582
Transmission construction revenue	—	4,732	—	—	—	—	4,732
Reimbursement revenue – Transmission	—	146,519	—	—	—	—	146,519
Reimbursement revenue – Generation	34,463	—	—	—	—	—	34,463
Distribution construction revenue	—	—	361,492	17,419	—	—	378,911
Adjustment to expected reimbursement – distribution concession financial assets	—	—	3,066	—	—	—	3,066
Gain on updating of Concession Grant Fee	156,980	—	—	—	—	—	156,980
Transactions in energy on the CCEE	158,978	—	986	—	2	—	159,966
Supply of gas	—	—	—	898,989	—	(10)	898,979
Fine for violation of continuity indicator	—	—	(25,681)	—	—	—	(25,681)
Other operating revenues	3,709	23,946	685,545	5	69,817	(9,578)	773,444
Sector / Regulatory charges reported as Deductions from revenue	(669,612)	(143,220)	(4,393,698)	(185,709)	(4,774)	—	(5,397,013)

Net operating revenue	3,038,039	326,689	6,528,045	730,704	65,045	(146,553)	10,541,969

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

36.	ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets and liabilities classified as held for sale, and the results of discontinued operations, were as follows on June 30, 2019 and December 31, 2018:

	Jun. 30, 2019
	Consolidated	Parent company
	Investments	Investments
Assets	19,376,525	1,573,967
Liabilities	(16,162,392)	—

Net assets	3,214,133	1,573,967

Attributed to controlling shareholders	1,847,540	1,573,967
Attributed to non-controlling shareholders	1,366,593	—

	Dec. 31, 2018
	Consolidated			Parent company
	Investments	Telecom assets	Total	Investments	Telecom assets	Total
Assets	19,446,033	—	19,446,033	1,573,967	—	1,573,967
Liabilities	(16,272,239)	—	(16,272,239)	—	—	—

Net assets	3,173,794	—	3,173,794	1,573,967	—	1,573,967

Attributed to controlling shareholders	1,817,746	—	1,817,746	1,573,967		1,573,967
Attributed to non-controlling shareholders	1,356,048	—	1,356,048	—	—	—
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	72,880	290,542	363,422	31,465	276,012	307,477

Attributed to controlling shareholders	32,027	290,542	322,569	31,465	276,012	307,477
Attributed to non-controlling shareholders	40,853	—	40,853	—	—	—

On November 27, 2018, the Board of Directors of the Company decided, in the context of Cemig’s disinvestment program, to maintain as a priority for 2019 the firm commitment to sale of the shares in Light S.A. owned by Cemig, on conditions that are compatible with the market and also in accordance with the interests of shareholders.

Additionally, the Company has assessed that its investment in Light now meets the criteria of CPC 31 – Non-current assets held for sale and discontinued operations; and that its sale in the near future is considered to be highly probable. The Company has also evaluated the effects on the investments held in the companies LightGer, Axxiom, Guanhães and UHE Itaocara, which are jointly controlled by the Company and by Light.

On July 17, 2019, with the conclusion of the public offering for initial and secondary distribution of common shares of Light, the Company’s equity interest in total share capital of Light was reduced from 49.99% to 22.58%. The membership of the Board of Directors is unchanged until today’s date. The Company expects to realize sale of the remaining equity interest by the end of December 2019. For further information, see Note 38.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This table gives information on the assets and liabilities of the investees classified as discontinued operations on June 30, 2019:

	Light	LightGer	Guanhães	Axxiom	Itaocara
ASSETS
Assets classified as held for sale
Cash and cash equivalents	1,150,676	70,336	8,712	5,960	2,463
Customers and traders	2,548,470	13,615	8,823	—	—
Recoverable taxes	273,394	—	—	5,419	126
Accounts receivable	1,043,079	361	72	23,674	5
Inventories	58,914	—	—	—	—

Total, current assets	5,074,533	84,312	17,607	35,053	2,594
Customers and traders	1,701,295	—	—	—	—
Recoverable taxes	54,451	—	2,334	—	—
Deferred income and Social Contribution taxes	196,660	—	—	—	—
Concession financial assets	4,448,616	—	—	17,559	—
Property, plant and equipment	1,548,055	125,296	402,529	1,280	7,385
Intangible assets	3,529,526	45	2,680	5,335	9,317
Capex	579,706	—	—	—	—
Other non-current assets	586,190	8	4,572	1,551	—

Total, non-current assets	12,644,499	125,349	412,115	25,725	16,702

Total assets	17,719,032	209,661	429,722	60,778	19,296

LIABILITIES
Liabilities directly related to assets held for sale
Suppliers	2,341,211	34,488	8,013	1,093	65
Loans and financings	1,668,632	8,612	6,842	9,915	—
Regulatory charges	47,970	—	—	—	—
Taxes	506,688	866	—	1,871	20
Other current liabilities	774,872	6,174	1,961	19,306	73

Total, non-current liabilities	5,339,373	50,140	16,816	32,185	158
Loans and financings	7,836,700	67,215	139,170	1,304	—
Taxes	276,345	—	389	1,802	—
Other non-current liabilities	610,005	—	5,469	4,665	9,317

Total, non-current liabilities	8,723,050	67,215	145,028	7,771	9,317

Total liabilities	14,062,423	117,355	161,844	39,956	9,475

Light – funding raised for 2017-18 capex

On February 26, 2019, the subsidiary Light Sesa received R$200,000, the first release of funds under the contract with the BNDES for financing of capex for 2017–18. The cost of the transaction is TLP +3.16% p.a., with maturity at seven years and monthly amortization.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16th debenture issue by Light SESA

On May 7, 2019 the subsidiary Light SESA made its 16th debenture issue, in three series, for a total of R$ 617,950. The amounts and the conditions of the series are shown in the table below:

Series:	Amount, R$ ’000	Interest rate, p.a.	Maturity
1st Series	132,500	CDI rate + 0.90%	April 15, 2022
2nd Series	422,950	CDI rate + 1.25%	April 15, 2024
3rd Series	62,500	CDI rate + 1.35%	April 15, 2025

37.	NON-CASH TRANSACTIONS

In the semester ended June 30, 2019 and 2018, the subsidiaries had the following transactions not involving cash, which are not reflected in the Cash flow statements:

◾	Capitalized borrowing costs of R$22,822 in 1H19 (R$16,392 in 1H18);

◾	Except for the cash arising from the merger of the subsidiaries RME and LUCE amounting R$ 22,444, this transaction did not generate effects in the Company’s cash flow.

◾	Recognition of PIS/Pasep and Cofins taxes credits over ICMS, adding up to R$2,962,564. For further information, see Note nº 9.

38.	SUBSEQUENT EVENTS

Primary and Secondary Public Offerings, with restricted placement efforts, of common shares in Light S.A. (‘Light’)

On July 17, 2019, Light completed a public offering for initial and secondary distribution of its nominal, book-entry common shares without par value, all free of any liens or encumbrances, carried out in accordance with the procedures of CVM Instruction 476 of January 16, 2009.

In the Public Offering, Light placed: (i) 100,000,000 (one hundred million) new shares (‘the Primary Offering’), consequently increasing its share capital; and (ii) 33,333,333 (thirty three million, three hundred, thirty three thousand, thirty three) shares in Light owned by the Company at the price of R$ 18.75 per share.

With the settlement of the restricted offering, the Company’s equity interest in the total share capital of Light was reduced from 49.99% to 22.58%.

This transaction is part of the execution of Cemig’s Disinvestment Program.

7th Issue of Debenture of Cemig D; and prepayment of debt

On July 22, 2019 Cemig D concluded distribution of its 7th Issue of non-convertible debentures, for a total of R$ 3.66 billion, in two series. The First Series has maturity at 5 years, for a total of R$ 2.16 billion, and bears interest rates of CDI + 0.454% p.a.. The Second Series has maturity at 7 years, for a total of R$ 1.5 billion, and bears interests of 4.10% p.a. plus inflation correction by IPCA index. In aggregate, the issue has an estimated average cost equivalent to 108.61% of the CDI Rate.

The proceeds, received into Cemig D’s cash position, enabled pre-payment in full of the debtor balance of the following:

•	its 9th Issue of Promissory Notes, with final maturity in October 2019;

•	its 6th Issue of non-convertible Debentures, with final maturity in June 2020;

•	its 5th Issue of non-convertible debentures, with final maturity in June 2022; and

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

•	Bank Credit Notes with final maturities in June 2022.

These prepayments, made on July 24, 2019, amounted to R$ 3.644 billion in principal, interest and charges.

On July 24, 2019, Cemig GT made extraordinary amortization of its 7th issue of non-convertible debentures, in the amount of R$ 125 million, which had final maturity in December 2021.

Light SESA – financing from the BNDES

On July 30, 2019, Light SESA received the final tranche of financing from the BNDES, in the amount of R$ 89,015, related to the 2017–18 capex financing contract.

Increase in the share capital of Cemig D

An Extraordinary General Shareholders’ Meeting held on August 7, 2019 approved increase in the share capital of Cemig D by R$ 2,600,000, through subscription of the funds from Advances for Future Capital Increase (AFACs), paid in by the Company, without issuance of new shares, – the total share capital of the subsidiary thus being increased from R$ 2,771,998 to R$ 5,371,998, represented by 2,359,113,452 nominal, common shares, without par value.

Change in the Company’s by-laws, and operational restructuring

On August 7, 2019, the Extraordinary General Shareholders’ Meeting approved changes to the Company’s by-laws, adapting the naming and activities of the Chief Officers (members of the Executive Board).

Light SESA – Final judgment on the legal action relating to PIS/Pasep and Cofins taxes credits over ICMS

On August 7, 2019, the Regional Federal Appeal Court of the Second Region gave final judgment, against which there is no further appeal, in favor of the case filed by Light Serviços de Eletricidade S.A. (‘Light SESA’), subsidiary of Light S.A., recognizing its right to exclude amounts of ICMS tax from the basis for calculation of PIS/Pasep and Cofins taxes, with effect backdated to January 2002.

Since the publication of the judgment, Light SESA is carrying out the due analyses of the legal and tax impacts of the backdated effects. These involve, among other considerations, the measurement and form of recovery of the tax credits, and related regulatory matters. These effects will be recorded in the interim accounting information of Light SESA for the quarter ending September 30, 2019.

Following the judgment, ICMS tax is no longer included in the basis for calculation of the PIS/Pasep and Cofins taxes in the billing invoice to clients of Light SESA.

Light SESA – Total early redemption of the 14th debenture issue

On August 9, 2019, the total of the 14th debenture issue by the subsidiary Light SESA, issued to Banco do Brasil, was the subject of early redemption, in the amount of R$ 332,935. The issue bore interest rates at CDI + 3.50% p.a., and maturity in March 2021.

Light SESA – Prepayment of the rate swap transaction with Banco BMG

On August 14, 2019, the CDI vs. IPCA rate swap transaction of Light SESA with Banco BMG was prepaid in its entirety. That transaction exchanged a cost of CDI +1.15% p.a. for IPCA +7.82% p.a., on a debt with principal of R$ 400,000 and maturity in May 2021. The amount of the prepayment was R$ 80,500, which was the balance of the swap at market value on that date.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONSOLIDATED RESULTS

(Figures in R$ ’000 unless otherwise indicated)

Net income for the period

For the first semester of 2019 (1H19) Cemig reports profit of R$2,912,225, or 541.87% more than its profit of R$453,709 in first semester 2018 (1H18). The following items describe the main variations between the two periods in revenues, costs, expenses and financial items.

Ebitda (Earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated Ebitda in 1H19 was 73.13% higher than its Ebitda of 1H18. In line with the higher Ebitda, Ebitda margin increased from 17.93%, in 1H18, to 25.31%, in 1H19%.

Ebitda – R$’000	Jan to Jun, 2019	Jan to Jun, 2018	Change%
Profit (loss) for the period	2,912,225	453,709	541.87
+ Income and the Social Contribution taxes	1,688,472	170,845	888.31
+ Net financial revenue (expenses)	(1,807,027)	854,632	(311.44)
+ Depreciation and amortization	479,299	411,300	16.53

= Ebitda	3,272,969	1,890,486	73.13

Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim accounting information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net income adjusted by the effects of net financial revenue (expenses), Depreciation and amortization, and Income and Social Contribution taxes. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The higher Ebitda in 1H19 than 1H18 mainly reflects the amount of R$ 1,438,563 in recognition of the PIS/Pasep and Cofins taxes credits over ICMS and also net operational revenue 22.65% higher. Additionally, the equity method gain in non-consolidated entities was 494.54% higher in 1H19 than 1H18, due mainly to: (i) a much lower negative result in the equity method loss in the investee Madeira; and (ii) absence of equity method impacts from the results of Renova, since the Company’s entire investment in that company was written down in December 2018.

The main items in revenue in the period:

Revenue from supply of energy

Revenue from sales of energy in 1H19 were R$12,929,154, compared to R$11,236,009 in 1H18 – i.e. up 15.07%.

Final customers

Total revenue from energy sold to final customers in 1H19 was R$11,489,454 – or 16.74% higher than in 1H18 (R$9,842,323).

The main factors in this revenue were:

◾	The annual tariff adjustment for Cemig D, effective May 28, 2018 resulting in an average increase in customer tariffs of 8.73%; and

◾	The annual tariff adjustment for Cemig D, effective May 28, 2018 (full effect in 2019) resulting in an average increase in customer tariffs of 23.19%; and

◾	Increase of 10.12% in the average price of electricity sold by Cemig GT.

Cemig’s energy market

The total for sales in Cemig’s consolidated energy market comprises sales to:

(i)	Captive customers in Cemig’s concession area in the State of Minas Gerais;

(ii)	Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(iii)	Other agents of the energy sector – traders, generators and independent power producers, also in the Free Market;

(iv)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(v)	The Wholesale Power Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group).

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This table details Cemig’s market and the changes in sales of energy by customer category, comparing 1H19 to 1H18:

Revenue from supply of energy

	Jan to Jun, 2019			Jan to Jun, 2018			Change%
	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh	R$
Residential	5,291,676	4,665,228	881,62	5,150,879	3,866,049	750,56	2.73%	20.67%
Industrial	7,819,238	2,295,328	293,55	8,552,810	2,254,923	263,65	(8.58%)	1.79%
Commercial, services and others	4,654,040	2,619,879	562,93	4,198,424	2,144,297	510,74	10.85%	22.18%
Rural	1,775,702	917,625	516,77	1,720,268	748,147	434,90	3.22%	22.65%
Public authorities	455,643	311,737	684,17	434,389	252,319	580,86	4.89%	23.55%
Public lighting	685,933	291,353	424,75	688,807	252,165	366,09	(0.42%)	15.54%
Public services	679,065	333,397	490,96	653,232	276,281	422,94	3.95%	20.67%

Subtotal	21,361,297	11,434,547	535,29	21,398,809	9,794,181	457,70	(0.18%)	16.75%
Own consumption	17,230	—	0,00	23,481	—	0,00	(26.62%)	—
Unbilled retail supply, net	—	54,907	—	—	48,142	—	0.00%	14.05%

	21,378,527	11,489,454	537,43	21,422,290	9,842,323	459,44	(0.20%)	16.74%
Wholesale supply to other concession holders (3)	5,499,766	1,458,670	265,22	5,607,369	1,468,016	261,80	(1.92%)	(0.64%)
Wholesale supply not yet invoiced, net	—	(18,970)	—	—	(74,330)	—	—	(74.48%)

Total	26,878,293	12,929,154	479,69	27,029,659	11,236,009	416,66	(0.56%)	15.07%

(1)	The calculation of the average price does not include revenue from supply not yet billed.
(2)	Information in MWh has not been reviewed by external auditors.
(3)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

An important feature is the 10.85% year-on-year growth in the volume of supply sold to the commercial consumer category. This reflects volume billed to captive consumers of Cemig D 0.2% lower in the year, and volume billed by Cemig GT and its wholly-owned subsidiaries to Free Clients in Minas Gerais and other states 29% higher than in 2018.

Additionally, residential consumption was 2.7% higher in 1H19 than 1H18. In our assessment this can be explained as reflecting higher temperatures this year than in 2018, and also the addition of 73,517 new consumer units.

Contrasting with this, the volume of energy sold to the industrial customer category was 8.58% lower. This result comprises a 1.8% increase in the captive market, and a 10.3% reduction in the Free Market. In the Free Market, the reduction was due to Free Clients being more aggressive in seasonalization than in early 2019, allocating less power in the first half and more in the second half of the year.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD), on the volume of energy distributed. In 1H19, this was R$1,265,719, compared to R$814,340 in 1H18—year-on-year increase of 55.43%. The higher figure reflected the increase of approximately 65.60% in the TUSD charge, in effect from May 28, 2018 (i.e. with full effect in 2019).

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CVA and Other financial components in tariff adjustments

These items are the recognition of the difference between actual non-controllable costs (in which the contribution to the CDE – the Energy Development Account and energy bought for resale, are significant components) and the costs that were used in calculating rates charged to customers. The amount of this difference is passed through to customers in the next tariff adjustment of Cemig D (the distribution company). In 1H19 this represented a gain (posted in revenue) of R$80,241, whereas in 1H18 it produced a revenue gain of R$1,150,672. The difference was mainly due to lower costs of energy in 2019, as a result of the increase in the GSF – which represents lower exposure of the Company – and also the lower average spot price than in 2018, resulting in a lower financial asset to be reimbursed to the Company through the next tariff adjustment. For further details, see Note 15.

Transmission concession revenue

Cemig GT’s transmission revenue comprises the sum of the revenues of all the transmission assets. The concession contracts establish the Permitted Annual Revenue (Receita Anual Permitida, or RAP) for the assets of the existing system, updated annually based on the variation in the IPCA inflation index. Whenever there is an upgrade or adaptation to an existing asset, made under specific authorization from Aneel, an addition is made to the RAP.

This revenue was R$242,743 in 1H19, compared to R$206,582 in 1H18 – or 17.50% higher year-on-year. The higher figure arises from the inflation adjustment of the annual RAP, applied in July 2018, plus the new revenues related to the investments authorized to be included. Additionally, it includes an adjustment to expectation of cash flow from financial assets, arising from change in the fair value of the Regulatory Remuneration Base of Assets (BRR).

The percentages and indices applied for the price adjustment are different for different concessions: the IPCA index is applied to the contract of Cemig GT, and the IGPM index to the contract of Cemig Itajubá. In 2018, the adjustments made to the RAP were: positive 4.00% for Cemig GT’s concession contracts; and positive 3.30% for those of Cemig Itajubá. The adjustments comprised application of the inflation adjustment index, and recognition of works to upgrade and improve the facilities.

Transmission reimbursement revenue

The revenue from reimbursements of transmission assets in 1H19 was R$90,420, – or 38.29% less than in 1H18 (R$146,519).

As specified in the sector regulations, the Company reports in each period the amount of the inflation/monetary adjustment applicable to the amount of indemnity receivable, based on the IPCA inflation index and the average regulatory cost of capital. The amounts of the reimbursements are being received through RAP, since July 2017, over a period of 8 years.

In July 2018 the portion of RAP referring to the cost of capital not incorporated after the renewal of the concession (early 2013), as per MME Ministerial Order 120/2016, was adjusted downwards by 23.2%.

For more details see Note 15 – Financial assets of the concession.

Revenue from transactions in the Wholesale Trading Exchange (CCEE)

Revenue from transactions in energy on the CCEE in 1H19 was R$397,437, or 148.45% higher than in 1H18, which was R$159,966. The higher figure mainly reflects higher physical guarantee allocations, especially in the 1Q19, associated with Generation Scaling Factors (GSFs) in 1Q19 than in 1Q18, increasing the available excess supply. This excess supply, in turn, was valued at a higher Spot Price (PLD) than in 1Q18, contributing to the higher figure for revenue from transactions on the CCEE. This excess, in turn, was priced at the higher average spot price in 1Q19 than in 1Q18 – R$ 290.08 vs. R$ 196.03, respectively, with a significant impact on revenues in 1H19. Additionally, Free Clients seasonalized their contracts more severely, placing less supply in 1H19 than in 1H18.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Revenue from supply of gas

Cemig reports revenue from supply of gas totaling R$1,131,233 in 1H19, compared to R$898,979 in 1H18 – 25.84% higher YoY. This difference basically reflects the higher pass-through of the costs of gas acquired from Petrobras, and the increase in the tariff in 2Q19.

Construction revenue

Infrastructure construction revenue in 1H19 was R$465,225, or 21.27% more than in 1H18 (R$383,643). This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

PIS/Pasep and Cofins taxes credits over ICMS

PIS/Pasep and Cofins taxes credits over ICMS, adding up to R$ 1,438,563, are the result of recognition by the courts of the right of the Company and its subsidiaries to exclude the amount of ICMS tax from the calculation basis of those taxes, backdated to July 2003. For further information see Note 9.

Other operating revenues

The Other operating revenues line for the Company and its subsidiaries in 1H19 totaled R$837,584, compared to R$773,444 in 1H18 – 8.29% higher YoY. See Note 29 for a breakdown of other operating revenues.

Taxes and regulatory charges reported as Deductions from revenue

The taxes and charges that are recorded as deductions from operating revenue totaled R$6,097,956 in 1H19, or 12.99% more than in 1H18 (R$5,397,013).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities (reimbursements of costs of assets), tariff subsidies, and the subsidy for balanced tariff reduction, the low-income-consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). Charges for the CDE in 1H19 were R$1,331,366, compared to R$1,180,960 in 1H18—12.74% higher YoY.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Customer charges – the ’Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when scarcity is more intense. Activation of the flag tariffs generates an impact on billing in the subsequent month.

Customer charges were, in 1H19, at R$19,868, than in 1H18 (R$125,059) – or 84.11% lower year-on-year.

This difference arises from the ‘red’ Flag Tariff not being activated, while the ‘green’ Flag Tariff prevailed in 1H19, as a consequence of the best hydrological conditions this year. In the same period of 2018, there was an effect on profit arising from activation of the ‘red’ tariff band, at Level I, with effects on the amount billed in January 2018.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus their variations are, substantially, in proportion to the variations in revenue.

Operating costs and expenses (excluding financial income/expenses)

Operating costs and expenses in 1H19 totaled R$10,339,801, or 13.05% more than in 1H18 (R$9,057,922). For more on the components of Operating costs and expenses see Note 29.

The following paragraphs comment on the main variations:

Employee profit sharing

The expense on employees’ and managers’ profit sharing was R$ 174,515 in 1H19, compared to R$22,727 in 1H18 – an increase of 667.88%. The higher figure arises from the higher consolidated profit of Cemig – the basis of calculation for profit shares (the collective agreements are unified).

Energy bought for resale

This expense in 1H19 was R$37,602 higher YoY, at R$5,120,200, compared to R$5,082,598 in 1H18. This arises mainly from the following items:

◾

Higher expense on distributed generation: R$ 82,858 in 1H19, compared to R$ 38,496 in 1H18. This reflects a higher number of distributed generation units, and a higher volume of power injected into the network, in 1H19 than 1H18.

◾

Expense on supply from Itaipu at R$694,177 in 1H19, compared to R$633,420 in 1H18. This is mainly due to the increase of 12% in the exchange rate for the dollar in 1H19, compared to 1H18, at US$1=R$3.845 and US$1=R$3.425, respectively.

◾

Lower expense on purchase of supply in the spot market: R$762,267 in 1H19, compared to R$929,226 in 1H18. This net result for spot-price supply is the net balance of revenues and expenses of transactions on the Power Trading Exchange (CCEE). The difference is mainly due to the spot price being 16.83% lower in 1H19, at R$ 207.82 MWh, compared to R$249.88/MWh in 1H18.

◾

Expenses on energy acquired through physical guarantee quota contracts were 16.92% higher in 1H19, at R$ 364,358, compared to R$ 311,625 in 1H18. This was basically due to the average price per MWh being 18.06% higher – at R$ 101.97 in 1H19, compared to R$ 86.37 in 1H18.

◾

The expense on power supply acquired at auctions was R$ 1,395,566 in 1H19, compared to R$ 1,480,756 in 1H18. The reduction reflects updating of contracts for the year 2019, in which prior contracts were replaced by contracts with less expensive prices.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For more details please see Notes 30 and 34.

Charges for use of the transmission network

Charges for use of the transmission network in 1H19 totaled R$701,171, a reduction of 13.28% compared with 1H18 (R$808,580).

These charges are payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by a Resolution from the Regulator (Aneel).

This is a non-manageable cost in the distribution activity: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Operating provisions

Operating provisions in 1H19 totaled R$ 978,379, or 266% more than in 1H18 (R$ 267,319). This arises mainly from the following factors:

◾	Recognition of an estimated loss on realization of the receivables from Renova, in the amount of R$ 688,031, after an assessment of the investee’s credit risk.

◾

Provisions for employment-law legal actions amounting R$ 106,558 in 1H19, compared to a reversal of provisions of R$ 3,060 in 1H18. This arises mainly from new actions, or from reassessment of the chances of loss in existing actions, based on adverse court decisions taking place in the period. Also, a difference was recognized for application of the IPCA-E inflation index instead of the TR reference rate in monetary adjustment for employment-law legal actions dealing with debts arising from March 25, 2015 to November 10, 2017. These are at the advanced execution phase and now have chances of loss assessed as ‘probable’, due to the recent decision by the Regional Employment-law Appeal Court of the Minas Gerais region (3rd Region) to apply the decision of the Higher Employment-law Appeal Court, ordering use of the IPCA-E index. For further information, see Note 25.

◾	Estimated losses on doubtful receivables were 24.22% lower in 1H19, at R$ 126,978, than in 1H18 (R$ 167,557).

Personnel

The expense on personnel in 1H19 was R$ 677,072, or 0.47% less than in 1H18 (R$ 680,240). The lower figure basically reflects a higher expense on the voluntary dismissal program, of R$ 25,666, in the prior year (2Q18).

Construction cost

Infrastructure construction costs in 1H19 totaled R$465,225, or 21.26% more than in 1H18 (R$383,643). This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction revenue, in the same amount.

Gas bought for resale

In 1H19 the Company recorded an expense of R$725,162 on acquisition of gas, 30.32% more than its comparable expense of R$556,459 in 1H18. This is basically due to increase of 37% in the cost of gas bought from Petrobras.

Post-employment obligations

The Company’s post-retirement obligations were 17.30% higher in 1H19 than in 1H18, being R$ 198,699 and R$ 169,397, respectively. This mainly reflects a higher cost for the Health Plan in 2019, due to reduction of the discount rate used in the actuarial valuation made in December 2018. Also, the actuarial valuation of 2018 included the assumption of real growth of 1.00% above inflation in contributions to the Health Plan.

Share of profit (loss) of associates and joint ventures, net

The result of equity method valuation of interests in non-consolidated investees was a gain of R$103,500 in 1H19, compared to a loss of R$26,233 in 1H18.

The losses recognized in 1H18 were basically related to the investments in: (i) Renova, and (ii) Madeira Energia. No loss on the investment in Renova was recognized in 1H19, since this had been written off in December 2018, due to that investee’s uncovered liabilities. Also, the negative equity method result from the investment in Madeira Energia was 50.56% lower in 1H19 than in 1H18.

The breakdown of the results from the investees recognized under this line is given in detail in Note 18.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Net financial revenue (expenses)

Cemig reports net financial expenses in 1H19 of R$1,807,027, compared to net financial expenses of R$854,632 in 1H18. The main factors are:

◾

Higher gain on the hedge transaction contracted to protect the Eurobond issue from exchange rate variation: the gain in 1H19 was R$613,394, compared to a gain of R$180,396 in 1H18. This improvement mainly reflects lowering of the yield curve over the period of the contract, which helps reduce expectations for the amount of payments of Cemig’s obligations, which are indexed to the CDI rate, increasing the fair value of the option.

◾	Monetary updating of the PIS/Pasep and Cofins taxes credits over ICMS, adding up to R$ 1,553,112. For more information see Note 9.

◾

Lower FX variation on loans in foreign currency – which in 1H19 represented a financial gain of R$ 70,470, but were a financial expense of R$ 554,278 in 1H18. This reduction is due to the lower exchange rate in effect in the period.

For a breakdown of financial revenues and expenses please see Note 31.

Income and Social Contribution taxes

In 1H19, the expense on income and the Social Contribution taxes totaled R$1,688,472, on pre-tax profit of R$4,600,697, an effective rate of 36.70%. In 1H18, the expense on income and the Social Contribution taxes was R$170,845, on pre-tax profit of R$603,182 an effective rate of 28.32%.

These effective rates are reconciled with the nominal tax rates in Note 10(c).

Results for the quarter

For the second quarter of 2019 (2Q19), Cemig reports net profit of R$ 2,114,986, which compares with a loss of R$ 10,866 in second quarter 2018 (2Q18). The following pages describe the main variations between the two periods in revenues, costs, expenses and financial items.

An important element in the result for Net financial revenue (expenses) in 2Q18 was a net expense of R$ 538,247, not related to operational activities, resulting from foreign exchange rate variations applicable to debt in foreign currency (Eurobonds), partially offset by gains on the derivatives contracted by the Company to hedge the risks associated with variations in exchange rates.

The result of Net financial revenues was also a significant component of the net profit in 2Q19, especially in relation to the debt raised in foreign currency. In this period a gain of R$ 70,470 was recognized for the effects of FX variation on the debt in foreign currency, and gains of R$ 461,598 on the financial instruments contracted to hedge the risks associated with these debts. See more information in Notes 23 and 33.

In addition, there was a noticeable impact on 2Q19 profit, amounting to R$ 1,438,563, from the recognition of PIS/Pasep and Cofins taxes credits over ICMS and also a gain of R$ 1,524,001 in financial updating of these credits; resulting in an overall gain of R$ 2,962,564.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Ebitda (Earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated Ebitda was 105.07% higher in 2Q19 than 2Q18 – the main component being recognition of the credits for PIS/Pasep and Cofins taxes. The other significant factors in net profit are set out below. Ebitda margin in 2Q19 was 25.82%, compared to 15.76% in 2Q18.

Ebitda – R$’000	2Q19	2Q18	Change,%
Profit (loss) for the period	2,114,986	(10,886)	—
+ Income and the Social Contribution taxes	1,356,983	(773)	—
+ Net financial revenue (expenses)	(1,908,587)	696,832	(373.89%)
+ Depreciation and amortization	248,403	198,309	25.26%

= Ebitda	1,811,785	883,482	105.07%

Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim accounting information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net income adjusted by the effects of net financial revenue (expenses), Depreciation and amortization, and Income and Social Contribution taxes. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

Revenue from supply of energy

Revenue from sales of energy in 2Q19 were R$6,327,737, compared to R$5,838,104 in 2Q18 – an increase of 8.39%.

Final customers

Total revenue from energy sold to final customers in 2Q19 was R$5,567,717 – or 11.83% higher than in 2Q18 (R$4,978,835).

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The main factors in this revenue were:

◾	The annual tariff adjustment for Cemig D, effective May 28, 2018 resulting in an average increase in customer tariffs of 8.73%;

◾	The annual tariff adjustment for Cemig D, effective May 28, 2018 (full effect in 2019) resulting in an average increase in customer tariffs of 23.19%;

Cemig’s energy market

The total for sales in Cemig’s consolidated energy market comprises sales to:

(i)	Captive customers in Cemig’s concession area in the State of Minas Gerais;

(ii)	Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(iii)	Other agents of the energy sector – traders, generators and independent power producers, also in the Free Market;

(iv)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(v)	The Wholesale Power Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group).

This table details Cemig’s market and the changes in sales of energy by customer category, comparing 2Q19 to 2Q18:

	2Q19			2Q18			Change%
	MWh (2)	R$	Average price billed – (R$/MWh) (1)	MWh (2)	R$	Average price billed – (R$/MWh) (1)	MWh	R$
Residential	2,547,878	2,206,790	866,13	2,557,762	1,948,068	761,63	(0.39%)	13.28%
Industrial	3,947,233	1,154,786	292,56	4,524,750	1,149,137	253,97	(12.76%)	0.49%
Commercial, services and others	2,374,683	1,280,841	539,37	2,155,487	1,075,019	498,74	10.17%	19.15%
Rural	915,078	460,746	503,5	954,766	405,384	424,59	(4.16%)	13.66%
Public authorities	231,943	158,145	681,83	220,791	131,469	595,45	5.05%	20.29%
Public lighting	333,969	140,508	420,72	345,401	127,749	369,86	(3.31%)	9.99%
Public services	339,954	165,901	488,01	331,174	142,009	428,8	2.65%	16.82%

Subtotal	10,690,738	5,567,717	520,8	11,090,131	4,978,835	448,94	(3.60%)	11.83%
Own consumption	7,247	—	—	11,357	—	—	(36.19%)	—
Unbilled retail supply, net	—	80,721		—	130,096		—	(37.95%)

	10,697,985	5,648,438	527,99	11,101,488	5,108,931	460,2	(3.63%)	10.56%
Wholesale supply to other concession holders	2,422,273	641,532	264,85	2,974,570	766,525	257,69	(18.57%)	(16.31%)
Wholesale supply not yet invoiced, net	—	37,767		—	(37,352)		—	(201.11%)

Total	13,120,258	6,327,737	473,26	14,076,058	5,838,104	408,17	(6.79%)	8.39%

(1)	Information in MWh has not been reviewed by external auditors.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

A highlight is the volume of energy sold to the commercial segment 10.17% higher, mainly reflecting migration of clients from the captive market to the Free Market. In counterpart, there was a reduction of 12.76% in the industrial category, caused in particular, by the difference of seasonalization between the periods of 2018 and 2019.

In the residential consumer category, although the volume of MWh sold was 0.39% lower YoY due to the billing calendar, the higher revenue reflects the Periodic Tariff Review of Cemig D, in effect from May 2018, which raised the tariff for this consumer category by 18.53%. This effect is easiest to see in April and May of 2019, compared to the same period of 2018.

Also, sales of supply in the Regulated Market were lower in 2019 than 2018, due to termination of the contracts made at the 15th ‘Existing Energy’ Auction.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD), on the volume of energy distributed. In 2Q19, this was R$635,675, compared to R$440,599 in 2Q18—increase of 44.28%. The higher figure reflected the increase of approximately 65.60% (covering both power transport volume, and demand levels) in the TUSD charge, in effect from May 28, 2018 (i.e. with full effect in 2019).

CVA and Other financial components in tariff adjustments

These items are the recognition of the difference between actual non-controllable costs (in which the contribution to the CDE – the Energy Development Account and energy bought for resale, are significant components) and the costs that were used in calculating rates charged to customers. The amount of this difference is passed through to customers in the next tariff adjustment of Cemig D (the distribution company). In 2Q19 this represented a gain (posted in revenue) of R$40,109, whereas in 2Q18 it produced a revenue gain of R$709,516. The difference mainly reflects a higher difference between costs of power supply in 2018 and the estimates provided for in advance in the tariff calculation (the difference generating a financial asset to be reimbursed to the Company through the next tariff adjustment). There are more details in Note 15.

Transmission concession revenue

Cemig GT’s transmission revenue comprises the sum of the revenues of all the transmission assets. The concession contracts establish the Permitted Annual Revenue (Receita Anual Permitida, or RAP) for the assets of the existing system, updated annually based on the variation in the IPCA inflation index. Whenever there is an upgrade or adaptation to an existing asset, made under specific authorization from Aneel, an addition is made to the RAP.

This revenue was R$125,564 in 2Q19, compared to R$105,591 in 2Q18 – or 18.92% higher. The higher figure arises from the inflation adjustment of the annual RAP, applied in July 2018, plus the new revenues related to the investments authorized to be included. Additionally, it includes an adjustment to expectation of cash flow from financial assets, arising from change in the fair value of the Regulatory Remuneration Base of Assets (BRR).

The percentages and indices applied for the price adjustment are different for different concessions: the IPCA index is applied to the contract of Cemig GT, and the IGPM index to the contract of Cemig Itajubá. In 2018, the adjustments made to the RAP were: positive 4.00% for Cemig GT’s concession contracts; and positive 3.30% for those of Cemig Itajubá. The adjustments comprised application of the inflation adjustment index, and recognition of works to upgrade and improve the facilities.

Transmission reimbursement revenue

The revenue from reimbursements of transmission assets in 2Q19 was R$57,921, – or 40.09% less than in 2Q18 (R$96,678). As specified in the sector regulations, the Company reports in each period the amount of the inflation/monetary adjustment applicable to the amount of indemnity receivable, based on the average regulatory cost of capital.

For more details see Note 15 – Financial assets of the concession.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Revenue from transactions in the Wholesale Trading Exchange (CCEE)

Revenue from electricity sales on the CCEE in 2Q19 was R$ 144,821, compared to R$ 25,639 in 2Q18 – 464.85% higher year-on-year. This was mainly because Free Clients adopted a more aggressive strategy in seasonalization of their contracts in 2Q19 than in 2Q18, which increased Cemig GT’s levels of available excess energy in April and May 2019. Additionally, Cemig assumed a debtor position in the CCEE in June 2018, caused by higher allocation of supply by clients in this period, and to spot sales.

Revenue from supply of gas

Cemig reports revenue from supply of gas totaling R$534,955 in 2Q19, compared to R$470,908 in 2Q18 – 13.60% higher. This difference basically reflects the higher pass-through of the costs of gas acquired from Petrobras, and the increase in the tariff in 2Q19.

Construction revenue

Infrastructure construction revenue in 2Q19 was R$266,107, or 29.31% more than in 2Q18 (R$205,783). This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

PIS/Pasep and Cofins taxes credits over ICMS

PIS/Pasep and Cofins taxes credits over ICMS, adding up to R$ 1,438,563, are the result of recognition by the courts of the right of the Company and its subsidiaries to exclude the amount of ICMS tax from the calculation basis of those taxes, backdated to July 2003. For further information see Note 9.

Other operating revenues

The other operating revenues line for the Company and its subsidiaries in 2Q19 totaled R$396,386, compared to R$311,331 in 2Q18 – a higher of 27.32%.

Taxes and regulatory charges reported as Deductions from revenue

The taxes and charges that are recorded as deductions from operating revenue totaled R$2,956,432 in 2Q19, or 10.19% more than in 2Q18 (R$2,683,021).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities (reimbursements of costs of assets), tariff subsidies, and the subsidy for balanced tariff reduction, the low-income-consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). Charges for the CDE in 2Q19 were R$679,017, compared to R$593,105 in 2Q18.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Customer charges – the ’Flag’ Tariff system

Customer charges related to the Flag Tariff was R$8,712 in 2Q19 and R$8,287 in 2Q18 – an increase of 5.13%. The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain.

Av. Barbacena 1200        Santo Agostinho        30190-131        Belo Horizonte, MG        Brazil        Tel.: +55 31 3506-5024        Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus their variations are, substantially, in proportion to the variations in revenue.

Operating costs and expenses (excluding financial income/expenses)

Operating costs and expenses in 2Q19 totaled R$5,489,685, or 12.97% more than in 2Q18 (R$4,859,630). For more on the components of Operating costs and expenses see Note 26.

The following paragraphs comment on the main variations.

Employee profit sharing

The expense on employees’ and managers’ profit sharing was R$ 108,478 higher than in 2Q18 (R$3,150). The higher figure arises from the higher consolidated profit of Cemig – the basis of calculation for profit shares (the collective agreements are unified).

Energy bought for resale

This expense in 2Q19 was 10.39% lower, at R$2,526,019, compared to R$2,818,905 in 2Q18. This arises mainly from the following items:

◾	Expenses on supply acquired at auction were R$ 684,774 in 2Q19, compared to R$ 757,243 in 2Q18 – a decrease of 9.57%—mainly due to updating of contracts, at higher prices, for the year 2019.

◾

The expense on energy bought in the spot market was R$ 278,055 in 2Q19 and R$ 710,115 in 2Q18 – a decrease of 60.84%, mainly due to the spot price being 56.60% lower on average in the period (R$ 131.36/MWh in 2Q19, vs. R$ 302.68/MWh in 2Q18).

◾

Expenses on distributed generation were R$ 44,892 in 2Q19 and R$ 19,539 in 2Q18 – an increase of 129.76%, reflecting the growth in the number of generation units from 2Q18 to 2Q19, and the higher volume of power supply injected into the grid, year-on-year.

◾

Expenses on supply acquired through physical guarantee quota contracts were R$ 185,427 in 2Q19 and R$ 140,241 in 2Q18 – an increase of 32.22%. This was basically due to the average price per MWh being 22.73% higher – at R$ 101.93 in 2Q19, compared to R$ 83.05 in 2Q18.

Charges for use of the transmission network

Charges for use of the transmission network in 2Q19 totaled R$367,375, a reduction of 11.70% compared with 2Q18 (R$416,038).

This expense is payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

This is a non-manageable cost in the distribution activity: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Operating provisions

Operating costs and expenses in 2Q19 totaled R$869,373, or 548.24% more than in 2Q18 (R$134,112). This arises mainly from the following items:

◾	Recognition of an estimated loss on realization of the receivables from Renova, in the amount of R$688,031, after an assessment of the investee’s credit risk.

◾

Provisions for employment-law legal actions amounting R$ 105,122 in 2Q19, compared to a reversal of provisions of R$20,114 in 2Q18. This arises mainly from new actions, or from reassessment of the chances of loss in existing actions, based on adverse court decisions taking place in the period. Also, a difference was recognized for application of the IPCA-E inflation index instead of the TR reference rate in monetary adjustment for employment-law legal actions dealing with debts arising from March 25, 2015 to November 10, 2017. These are at the advanced execution phase and now have chances of loss assessed as ‘probable’, due to the recent decision by the Regional Employment-law Appeal Court of the Minas Gerais region (3rd Region) to apply the decision of the Higher Employment-law Appeal Court, ordering use of the IPCA-E index. For further information, see Note 25.

◾	Estimated losses on doubtful receivables were R$47,627 in 2Q19 and R$91,374 in 2Q18 – a decrease of 47.88%.

Personnel

The expense on personnel in 2Q19 was R$312,031 and R$348,576 in 2Q18 – a decrease of 10.48%. The lower figure basically reflects a higher expense on the voluntary dismissal program, of R$ 25,666, in the prior year (2Q18).

Construction cost

Infrastructure construction costs in 2Q19 totaled R$266,107, or 31.10% more than in 2Q18 (R$202,974). This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction revenue, in the same amount.

Gas bought for resale

In 2Q19 the Company recorded an expense of R$330,180 on acquisition of gas, 12.60% more than its comparable expense of R$293,225 in 2Q18. This is basically due increase of the cost of gas bought from Petrobras.

Post-employment obligations

The impact of the Company’s post-employment obligation on operating profit was an expense of R$97,790 in 2Q19 – which compares with an expense of R$86,126 in 2Q18, increase 13.54%. This mainly reflects a higher cost for the Health Plan in 2019, due to reduction of the discount rate used in the actuarial valuation made in December 2018 – which increases the total of post-retirement obligations. Also, the actuarial valuation of 2018 included the assumption of real growth in contributions to the Health Plan 1.00% above inflation.

Share of profit (loss) of associates and joint ventures, net

In 2Q19 Cemig recorded a net equity method valuation gain of R$ 36,274, which compares with a net loss of R$ 83,107 in 2Q18. The losses in 2018 mainly came from the interests in Renova and Madeira Energia. No equity method gain or loss was reported in 2Q19 for the investment in Renova, since the entire value of that investment was written down in December 2018, as a result of that investee’s negative net equity.

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Net financial revenue (expenses)

Cemig reports net financial expenses in 2Q19 of R$1,908,587, compared to net financial expenses of R$696,832 in 2Q18. The main factors are:

◾

Higher gains on the hedge transaction contracted to protect the Eurobond issue from exchange rate variation: the gain in 2Q19 was R$ 461,083, compared to a gain of R$82,879 in 2Q18. This improvement mainly reflects lowering of the yield curve over the period of the contract, reducing expectations for the amount of payments of Cemig’s obligations, which are indexed to the CDI rate, increasing the fair value of the option.

◾	Monetary updating of the PIS/Pasep and Cofins taxes credits over ICMS, adding up to R$1,553,112. For more information see Note 9.

◾

Lower FX variation on loans in foreign currency – which in 2Q19 represented a financial gain of R$103,450, but were a financial expense of R$540,755 in 2Q18. This reduction is due to the lower exchange rate in effect in the period.

For a breakdown of financial revenues and expenses please see Note 31.

Income and Social Contribution taxes

In 2Q19, the expense on income and the Social Contribution taxes totaled R$1,356,983, on pre-tax profit of R$3,471,969. In 2Q18, the expense on income and the Social Contribution taxes was R$773, on loss of R$33,031. These effective rates are reconciled with the nominal tax rates in Note 10(c).

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OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

Board of Directors

Meetings

The Board of Directors met 20 times up to June 30, 2019, to discuss strategic planning, projects, acquisition of new assets, various investments, and other subjects.

Membership, election and period of office

The present period of office began with the EGM on June 11, 2018, with election by the multiple voting system.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Shareholders to be held in 2020.

Principal responsibilities and duties:

Under the by-laws, the Board of Directors has the following responsibilities and duties, as well as those conferred on it by law:

◾

Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value equal to 1% or more of the Company’s total Shareholders’ equity.

◾	Authorization for issuance of securities in the domestic or external market to raise funds.

◾	Approval of the Long-term Strategy and the Multi-year Business Plan, and alterations and revisions to them, and the Annual Budget.

Qualification and remuneration

The Board of Directors of the Company comprises 9 (nine) sitting members and the same number of substitute members. One is the Chair, and another Deputy Chair. The members of the Board of Directors are elected for concurrent periods of office of 2 (two) years, and may be dismissed at any time, by the General Meeting of Shareholders. Re-election for a maximum of 3 (three) consecutive periods of office is permitted, subject to any requirements and prohibitions in applicable legislation and regulations.

A list with the names of the members of the Board of Directors and their résumés is on our website at: http://ri.cemig.com.br.

The Audit Committee

The Audit Committee is an independent, consultative body, permanently established, with its own budget allocation. Its objective is to provide advice and assistance to the Board of Directors, to which it reports. It also has the responsibility for such other activities as are attributed to it by legislation.

The Audit Committee has three members, the majority of them independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting for periods of office of three years, not to run concurrently. One re-election is permitted.

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Under the by-laws, the Audit Committee of Cemig has the following duties, among others:

◾	to supervise the activities of the external auditors, evaluating their independence, the quality of the services provided and the appropriateness of such services to the Company’s needs;

◾	to supervise activities in the areas of internal control, internal audit and preparation of the financial statements;

◾	to evaluate and monitor, jointly with the management and the Internal Audit Unit, the appropriateness of the transactions with related parties.

Executive Board

The Executive Board has 7 (seven) members, whose individual functions are set by the Company’s bylaws. They are elected by the Board of Directors, for a period of office of two years, subject to the applicable requirements of law and regulation, and may be re-elected up to three times.

Members are allowed simultaneously also to hold non-remunerated positions in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, upon decision by the Board of Directors. They are also, obligatorily under the by-laws, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

The period of office of the present Chief Officers expires at the first meeting of the Board of Directors held after the Annual General Meeting of 2020.

The members of the Executive Board and their résumés are on our website: http://ri.cemig.com.br

The members of the Executive Board (the Company’s Chief Officers) have individual responsibilities set by the Board of Directors and the by-laws. These include:

◾

Current management of the Company’s business, subject to compliance with the Long-term Strategy, the Multi-year Business Plan, and the Annual Budget, prepared and approved in accordance with these by-laws.

◾

Authorization of the Company’s capital expenditure projects, signing of agreements or other legal transactions, contracting of loans and financings, and creation of any obligation in the name of the Company, based on an approved Annual Budget, which individually or in aggregate have values less than 1% (one per cent) of the Company’s Shareholders’ equity, including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates.

◾

The Executive Board meets, ordinarily, at least two times per month; and, extraordinarily, whenever called by the Chief Executive Officer or by two Executive Officers with at least two days’ prior notice in writing or by email or other digital medium, such notice not being required if all the Executive Officers are present. The decisions of the Executive Board are taken by vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote.

Audit Board

Meetings

◾	The Audit Board held eleven meetings in first semester 2019.

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Membership, election and period of office

◾

We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Shareholders, for periods of office of two years.

◾	Nominations to the Audit Board must obey the following:

a)

The following two groups of shareholders each have the right to elect one member, in separate votes, in accordance with the applicable legislation: (i) the minority holders of common shares; and (ii) the holders of preferred shares.

b)	The majority of the members must be elected by the Company’s controlling stockholder; at least one must be a public employee, with a permanent employment link to the Public Administration.

◾	The members of the Audit Board are listed on our website: http://ri.cemig.com.br

Under the by-laws, the Audit Board has the duties and competencies set by the applicable legislation and, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the Company’s shares are listed and traded.

Qualification and remuneration

The global or individual compensation of the members of the Audit Board is set by the General Meeting of Shareholders which elects it, in accordance with the applicable legislation.

Résumé information on its members is on our website: http://ri.cemig.com.br.

The Sarbanes-Oxley Law

On July 23, 2007 Cemig obtained the first certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB). This was included in the annual 20-F Report relating to the business year of 2006, filed with the US Securities and Exchange Commission (SEC).

Corporate risk management

Corporate risk management is a management tool that is an integral part of Cemig’s corporate governance practices. It identifies the events that can interfere in the process of the Company achieving its strategic objectives.

The Corporate Risks and Compliance Management Unit has been subordinated to the CEO’s office since 2016. This change underlines the intention to increase independence of these processes and to provide information to senior management for decision-making, preserving the value of the company. The practice of risk management is thus a competitive differentiation factor, to be used not only defensively, but also as an opportunity for improvement. The structuring and analysis of operations from the point of view of risk management are factors that optimize investment in the control of the activity. They reduce costs, improve performance, and consequently help the Company achieve its targets.

In risk management processes, in planning of operations and in development of new business initiatives, Cemig always acts in consideration of the precautionary principle. During planning, all the factors that might present risks to health and/or safety of employees, suppliers, customers, the general population or the environment are taken into account. Further, the fact that the Company is recognized by the Dow Jones Sustainability Index and the Corporate Sustainability Index (ISE) reflects the implementation of structural elements of the risk management system, and commitment to sustainability.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Statement of Ethical Principles and Code of Professional Conduct

On May 11, 2004 Cemig’s Board of Directors approved the Statement of Ethical Principles and Code of Professional Conduct, which aims to orient and discipline everyone acting in the name of, or interacting with, Cemig, to ensure ethical behavior at all times, and always in accordance with the law and regulations. The code can be seen at http://ri.cemig.com.br. It was updated in 2019.

The Ethics Committee

This was created on August 12, 2004, and is responsible for coordinating action in relation to management (interpretation, publicizing, application and updating) of the Statement of Ethical Principles and Code of Professional Conduct, including assessment of and decision on any possible non-compliances with Cemig’s Code of Ethics.

The Committee has three sitting members and three substitute members. It may be contacted through our Ethics Channel – the anonymous reporting channel on the corporate Intranet, or by email, internal or external letter or by an exclusive phone line – these means of communication are widely publicized internally to all staff. These channels enable both reports of adverse activity and also consultations. Reports may result in opening of proceedings to assess any non-compliances with Cemig’s Statement of Ethical Principles and Code of Professional Conduct.

The Ethics Channel

Cemig installed this means of communication, available on the internal corporate Intranet, in December 2006.

Through it the Ethics Committee can receive anonymous reports or accusations that can enable Cemig to detect irregular practices that are contrary to its interest, such as: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers or employees; irregular contracting; and other practices considered to be illegal.

It is one more step in improving Cemig’s transparency, compliance with legislation, and alignment with best corporate governance practices. It improves the management of internal controls and dissemination of the ethical culture to Cemig’s employees in the cause of optimum compliance by our business.

SHAREHOLDING POSITION OF HOLDERS OF

MORE THAN 5% OF THE VOTING STOCK ON JUNE 30, 2019

	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
State of Minas Gerais	248,480,146	50.96	—	—	248,480,146	17.03
FIA Dinâmica Energia S/A	48,700,000	9.99	55,905,344	5.76	104,605,344	7.17
BNDESPAR	54,342,992	11.14	26,220,938	2.70	80,563,930	5.52

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONSOLIDATED SHAREHOLDING POSITION OF

THE CONTROLLING SHAREHOLDERS AND MANAGERS, AND FREE FLOAT,

ON JUNE 30, 2019

	June 30, 2019
	Common (ON) shares	Preferred (PN) shares
Controlling stockholder	248,480,146	—
Board of Directors	—	16,600
Executive Board	—	19,600
Shares in Treasury	69	560,649
Free float	239,133,998	970,541,539

TOTAL	487,614,213	971,138,388

Investor Relations

In 2019 we expanded Cemig’s exposure to the Brazilian and global capital markets, through strategic actions intended to enable investors and shareholders to make a correct valuation of our businesses and our prospects for growth and addition of value.

We maintain a constant and proactive flow of communication with Cemig’s investor market, continually reinforcing our credibility, seeking to increase investors’ interest in the Company’s shares, and to ensure their satisfaction with our shares as an investment.

Our results are published through presentations transmitted via video webcast and telephone conference calls, with simultaneous translation in English, always with members of the Executive Board present, developing a relationship that is increasingly transparent and in keeping with best corporate government practices.

To serve our shareholders – who are spread over more than 40 countries – and to facilitate optimum coverage of investors, Cemig has been present in and outside Brazil at a very large number of events, including seminars, conferences, investor meetings, congresses, roadshows, and events such as Money Shows; as well as holding phone and video conference calls with analysts, investors and others interested in the capital markets.

At the end of May 2019 we held our 24rd Annual Meeting with the Capital Markets, in Belo Horizonte, Minas Gerais – where market professionals had the opportunity to interact with the Company’s directors and principal executives.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the Company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming always to improve the relationship with shareholders, customers, and employees, the public at large and other stakeholders.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig’s preferred and common shares (tickers: CMIG4 and CMIG3 respectively) have been listed at Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001. This classification represents a guarantee to our shareholders of optimum reporting of information, and also that shareholdings are relatively widely dispersed. Because Cemig has ADRs (American Depositary Receipts) listed on the New York Stock Exchange, representing its preferred (PN) shares (ticker CIG) and common (ON) shares (ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Company Manual. Our preferred shares have also been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

In June 2018 an Extraordinary Meeting of Shareholders approved alterations to the Company’s bylaws, to maintain best corporate governance practices, and adapt to Law 13303/2016 (also known as the State Companies Law).

The improvements now formally incorporated in the by-laws include:

◾

Reduction of the number of members of the Board of Directors from 15 to 9, in line with the IBGC Best Corporate Governance Practices Code, and the Corporate Sustainability Evaluation Manual of the Dow Jones Sustainability Index.

◾	Creation of the Audit Committee (Comitê de Auditoria). The Audit Board (Conselho Fiscal) remains in existence.

◾	The Policy on Eligibility and Evaluation for nomination of a member of the Board of Directors and/or the Executive Board in subsidiary and affiliated companies.

◾	The Related Party Transactions Policy.

◾	Formal designation for the Board of Directors to ensure implementation of and supervision of the Company’s systems of risks and internal controls.

◾	Optional power for the Executive Board to expand the technical committees (on which members are career employees), with autonomy to make decisions in specific subjects.

◾	The CEO now to be responsible for directing compliance and corporate risk management activities.

◾	Greater emphasis on the Company’s control functions: internal audit, compliance, and corporate risk management.

◾	Adoption of an arbitration chamber for resolution of any disputes between the Company, its shareholders, managers, and/or members of the Audit Board.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

* * * * * * * * * * * *

(The original is signed by the following signatories:)

Cledorvino Belini	Dimas Costa	Maurício Fernandes Leonardo Júnior
Chief Executive Officer	Chief Trading Officer	Chief Finance and Investor Relations Officer

Ronaldo Gomes de Abreu		Daniel Faria Costa
Chief Distribution Officer		Chief Officer for Management of Holdings

Paulo Mota Henriques		Luciano de Araújo Ferraz
Chief Generation and Transmission Officer		Chief Regulation and Legal

Leonardo George de Magalhães		Leonardo Felipe Mesquita
Controller CRC-MG 53.140		Business Accounting Manager Accountant – CRC-MG 85.260

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

A free translation from Portuguese into English of Independent Auditor’s Review Report on Quarterly Information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

Independent Auditor’s Review Report on Quarterly Information—ITR

To the Shareholders and Management of

Companhia Energética de Minas Gerais—CEMIG

Belo Horizonte—MG

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Energética de Minas Gerais – CEMIG (the “Company”), contained in the Quarterly Information Form (ITR) for the quarter ended June 30, 2019, which comprise the statement of financial position as at June 30, 2019 and the statements of profit or loss and comprehensive income for the three and six-month periods then ended and the statements of changes in equity and cash flows for the six-month period then ended, including notes to the interim financial information.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) – Interim Financial Reporting and with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

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Emphasis of matter

Risks related to compliance with laws and regulations

As mentioned in Note 17 to the interim financial information, currently investigations and other legal measures are being conducted by public authorities in connection with Company and certain investees regarding certain expenditures and their allocations, which involve and also include some of their other shareholders and certain executives of the Company and of these other shareholders. The governance bodies of the Company have authorized contracting of a specialized company to analyze the internal procedures related to these certain investments and to ascertain such claims. At this point, it is not possible to forecast future developments arising from these internal investigation procedures and conducted by the public authorities, nor their possible effects on the Company’s and its subsidiaries’ interim financial information. Our conclusion is not modified in respect of this matter.

Risk regarding the ability of jointly-controlled investee Renova Energia S.A. to continue as a going concern

As disclosed in Note 17 to the interim financial information, the jointly-controlled investee Renova Energia S.A. has incurred recurring losses and, as at June 30, 2019, has negative net working capital, equity deficit and negative gross margin. These events or conditions in connection with other matters disclosed in Note 17, indicate the existence of relevant uncertainty that may raise significant doubt about the ability of this jointly-controlled investee to continue as a going concern. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (SVA) for the six-month period ended June 30, 2019, prepared under Company’s Management responsibility, whose form and content presentation in the interim financial information are required in accordance with the criteria defined by CPC 09 – Statement of Value Added and rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of Quarterly Information Form (ITR), and as supplementary information by the International Financial Reporting Standards (IFRS), which do not require SVA presentation. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall interim financial information.

Belo Horizonte (MG), August 15, 2019.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Shirley Nara S. Silva
Accountant CRC-1BA022650/O-0

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.